1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

Taiwan Semiconductor Manufacturing Company Limited
Financial Statements for the
Six Months Ended June 30, 2006 and 2005 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of June 30, 2006 and 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the six months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the six months then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.
We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the six months ended June 30, 2006 and 2005, and have expressed an unqualified opinion on the consolidated financial statements.
July 12, 2006
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
JUNE 30, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Par Value)

	2006		2005
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$127,713,018	22	$78,597,384	16
Financial assets at fair value through profit or loss (Notes 2, 3 and 5)	322,456	—	121,841	—
Available-for-sale financial assets (Notes 2, 3 and 6)	62,102,387	11	48,298,762	10
Held-to-maturity financial assets (Notes 2, 3 and 7)	5,738,737	1	1,109,846	—
Notes and accounts receivable	19,713,819	4	20,040,283	4
Receivables from related parties (Note 23)	22,909,889	4	14,999,678	3
Allowance for doubtful receivables (Note 2)	(975,704)	—	(978,577)	—
Allowance for sales returns and others (Note 2)	(5,571,076)	(1)	(3,945,057)	—
Other receivables from related parties (Note 23)	1,659,482	—	1,565,784	—
Other financial assets (Note 3)	872,627	—	1,603,340	—
Inventories, net (Notes 2 and 8)	18,375,580	3	14,113,615	3
Deferred income tax assets (Notes 2 and 16)	6,084,277	1	5,330,000	1
Prepaid expenses and other current assets (Note 3)	954,026	—	969,974	—

Total current assets	259,899,518	45	181,826,873	37

LONG-TERM INVESTMENTS (Notes 2, 3, 6, 7, 9 and 10)
Available-for-sale financial assets	4,873,970	1	—	—
Held-to-maturity financial assets	23,524,067	4	27,297,965	5
Financial assets carried at cost	818,969	—	784,939	—
Investments accounted for using equity method	54,000,233	9	48,351,666	10

Total long-term investments	83,217,239	14	76,434,570	15

PROPERTY, PLANT, AND EQUIPMENT (Notes 2, 11 and 23)
Cost
Buildings	91,815,148	16	88,695,499	18
Machinery and equipment	484,487,876	84	441,034,330	88
Office equipment	8,090,185	1	7,586,253	1

	584,393,209	101	537,316,082	107
Accumulated depreciation	(388,228,761)	(67)	(330,854,258)	(66)
Advance payments and construction in progress	27,054,673	5	18,601,286	4

Net property, plant, and equipment	223,219,121	39	225,063,110	45

GOODWILL (Note 2)	1,567,756	—	1,741,951	—

OTHER ASSETS
Deferred income tax assets (Notes 2 and 16)	7,394,956	1	6,313,825	1
Deferred charges, net (Notes 2 and 12)	6,163,992	1	7,874,553	2
Refundable deposits	83,655	—	87,542	—
Assets leased to others, net (Note 2)	70,012	—	75,746	—
Idle assets	6,789	—	13,995	—

Total other assets	13,719,404	2	14,365,661	3

TOTAL	$581,623,038	100	$499,432,165	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 5)	$599,909	—	$836,704	—
Accounts payable	6,772,076	1	5,680,946	1
Payables to related parties (Note 23)	3,281,423	—	2,146,317	—
Income tax payable (Notes 2 and 16)	4,486,901	1	252,800	—
Cash dividends and bonus payable (Note 18)	65,257,190	11	49,590,312	10
Payables to contractors and equipment suppliers	16,952,057	3	10,004,328	2
Accrued expenses and other current liabilities (Notes 3 and 14)	7,385,228	1	7,712,787	2
Current portion of bonds payable (Note 13)	2,500,000	1	10,500,000	2

Total current liabilities	107,234,784	18	86,724,194	17

LONG-TERM LIABILITIES
Bonds payable (Note 13)	17,000,000	3	19,500,000	4
Other long-term payables (Note 14)	1,458,603	—	1,644,136	—
Other payables to related parties (Notes 23 and 26)	1,085,366	—	1,727,133	1

Total long-term liabilities	19,543,969	3	22,871,269	5

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 15)	3,484,350	1	3,410,250	1
Guarantee deposits (Note 26)	3,354,046	1	1,517,584	—
Deferred credits (Notes 2 and 23)	1,173,542	—	708,941	—

Total other liabilities	8,011,938	2	5,636,775	1

Total liabilities	134,790,691	23	115,232,238	23

CAPITAL STOCK — $10 PAR VALUE
Authorized: 27,050,000 thousand shares, Issued: 25,823,357 thousand shares in 2006, 24,726,129 thousand shares in 2005	258,233,569	44	247,261,288	50

CAPITAL SURPLUS (Notes 2 and 18)	53,822,486	9	56,720,875	11

RETAINED EARNINGS (Note 18)
Appropriated as legal capital reserve	43,705,711	8	34,348,208	7
Appropriated as special capital reserve	640,742	—	2,226,427	—
Unappropriated earnings	92,376,976	16	47,808,698	10

	136,723,429	24	84,383,333	17

OTHERS (Notes 2 and 3)
Cumulative translation adjustments	(1,145,616)	—	(2,612,996)	(1)
Unrealized gains on financial instruments	116,554	—	—	—

	(1,029,062)	—	(2,612,996)	(1)

TREASURY STOCK (AT COST, Notes 2 and 20) 33,926 thousand shares in 2006 and 46,862 thousand shares in 2005	(918,075)	—	(1,552,573)	—

Total shareholders’ equity	446,832,347	77	384,199,927	77

TOTAL	$581,623,038	100	$499,432,165	100

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2006		2005
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 23)	$161,789,754		$116,819,058

SALES RETURNS AND ALLOWANCES (Note 2)	3,269,063		2,649,624

NET SALES	158,520,691	100	114,169,434	100

COST OF SALES (Notes 17 and 23)	80,991,942	51	69,315,398	61

GROSS PROFIT	77,528,749	49	44,854,036	39

OPERATING EXPENSES (Notes 17 and 23)
Research and development	7,255,721	4	6,632,293	6
General and administrative	3,379,438	2	3,743,998	3
Marketing	1,053,473	1	617,811	—

Total operating expenses	11,688,632	7	10,994,102	9

INCOME FROM OPERATIONS	65,840,117	42	33,859,934	30

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 10)	3,404,382	2	—	—
Interest income (Notes 2 and 3)	1,910,958	1	1,175,969	1
Settlement income (Note 25)	483,734	1	711,324	1
Gain on disposal of financial instruments, net (Notes 2, 3, 5 and 22)	468,482	—	1,394,620	1
Technical service income (Notes 23 and 26)	344,601	—	186,962	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 23)	257,239	—	107,395	—
Others (Note 23)	172,551	—	221,233	—

Total non-operating income and gains	7,041,947	4	3,797,503	3

NON-OPERATING EXPENSES AND LOSSES
Foreign exchange loss, net (Note 2)	1,250,047	1	2,035,490	2
Interest expense (Notes 3 and 13)	330,600	—	606,225	—
Valuation loss on financial instruments, net (Notes 2, 3, 5 and 22)	277,453	—	41,467	—
Loss on idle assets	37,283	—	106,972	—
(Continued)

	2006		2005
	Amount	%	Amount	%
Loss on disposal of property, plant, and equipment (Note 2)	$8,996	—	$53,599	—
Equity in losses of equity method investees, net (Notes 2 and 10)	—	—	786,018	1
Others	71,630	—	29,942	—

Total non-operating expenses and losses	1,976,009	1	3,659,713	3

INCOME BEFORE INCOME TAX	70,906,055	45	33,997,724	30

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 16)	(4,051,241)	(3)	1,189,610	1

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	66,854,814	42	35,187,334	31

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$82,062 THOUSAND (Note 3)	(246,186)	—	—	—

NET INCOME	$66,608,628	42	$35,187,334	31

	2006		2005
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 21)
Basic earnings per share	$2.74	$2.58	$1.32	$1.37

Diluted earnings per share	$2.73	$2.58	$1.32	$1.37

Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company’s stock held by its subsidiaries is treated as an investment instead of treasury stock (Notes 2 and 20):

	2006	2005
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	$66,937,134	$35,278,370

NET INCOME	$66,690,948	$35,278,370

EARNINGS PER SHARE (NT$)
Basic earnings per share	$2.58	$1.37

Diluted earnings per share	$2.58	$1.37

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Dividend Per Share)

								Others
				Retained Earnings					Unrealized
	Capital Stock			Legal	Special			Cumulative	Gain on			Total
	Shares (in		Capital	Capital	Capital	Unappropriated		Translation	Financial		Treasury	Shareholders’
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Total	Stock	Equity
BALANCE, JANUARY 1, 2006	24,730,025	$247,300,246	$57,117,886	$34,348,208	$2,226,427	$106,196,399	$142,771,034	$(640,742)	$—	$(640,742)	$(918,075)	$445,630,349

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	9,357,503	—	(9,357,503)	—	—	—	—	—	—
Special capital reserve	—	—	—	—	(1,585,685)	1,585,685	—	—	—	—	—	—
Employees’ profit sharing — in cash	—	—	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—	(3,432,129)
Employees’ profit sharing — in stock	343,213	3,432,129	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—	—
Cash dividends to shareholders — NT$2.50 per share	—	—	—	—	—	(61,825,061)	(61,825,061)	—	—	—	—	(61,825,061)
Stock dividends to shareholders — NT$0.15 per share	370,950	3,709,504	—	—	—	(3,709,504)	(3,709,504)	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(257,410)	(257,410)	—	—	—	—	(257,410)

Capital surplus transferred to capital stock	370,950	3,709,504	(3,709,504)	—	—	—	—	—	—	—	—	—

Issuance of stock from exercising stock options	8,219	82,186	243,864	—	—	—	—	—	—	—	—	326,050

Adjustment arising from changes in percentage of ownership in investees	—	—	87,920	—	—	—	—	—	—	—	—	87,920

Cash dividends received by subsidiaries from the Company	—	—	82,320	—	—	—	—	—	—	—	—	82,320

Net income for the six months ended June 30, 2006	—	—	—	—	—	66,608,628	66,608,628	—	—	—	—	66,608,628

Translation adjustments	—	—	—	—	—	—	—	(504,874)	—	(504,874)	—	(504,874)

Valuation loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	(191,469)	(191,469)	—	(191,469)

Equity in the valuation gain on available-for-sale financial assets of equity method investees	—	—	—	—	—	—	—	—	308,023	308,023	—	308,023

BALANCE, JUNE 30, 2006	25,823,357	$258,233,569	$53,822,486	$43,705,711	$640,742	$92,376,976	$136,723,429	$(1,145,616)	$116,554	$(1,029,062)	$(918,075)	$446,832,347

(Continued)

								Others
				Retained Earnings					Unrealized
	Capital Stock			Legal	Special			Cumulative	Gain on			Total
	Shares (in		Capital	Capital	Capital	Unappropriated		Translation	Financial		Treasury	Shareholders’
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Total	Stock	Equity
BALANCE, JANUARY 1, 2005	23,251,964	$232,519,637	$56,537,259	$25,528,007	$—	$88,202,009	$113,730,016	$(2,226,427)	$—	$(2,226,427)	$(1,595,186)	$398,965,299

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	8,820,201	—	(8,820,201)	—	—	—	—	—	—
Special capital reserve	—	—	—	—	2,226,427	(2,226,427)	—	—	—	—	—	—
Employees’ profit sharing — in cash	—	—	—	—	—	(3,086,215)	(3,086,215)	—	—	—	—	(3,086,215)
Employees’ profit sharing — in stock	308,622	3,086,215	—	—	—	(3,086,215)	(3,086,215)	—	—	—	—	—
Cash dividends to shareholders — NT$2.00 per share	—	—	—	—	—	(46,504,097)	(46,504,097)	—	—	—	—	(46,504,097)
Stock dividends to shareholders - NT$0.50 per share	1,162,602	11,626,024	—	—	—	(11,626,024)	(11,626,024)	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(231,466)	(231,466)	—	—	—	—	(231,466)

Issuance of stock from exercising stock options	2,941	29,412	87,806	—	—	—	—	—	—	—	—	117,218

Adjustment arising from changes in percentage of ownership in investees	—	—	4,774	—	—	—	—	—	—	—	—	4,774

Cash dividends received by subsidiaries from the Company	—	—	84,285	—	—	—	—	—	—	—	—	84,285

Net income for the six months ended June 30, 2005	—	—	—	—	—	35,187,334	35,187,334	—	—	—	—	35,187,334

Translation adjustments	—	—	—	—	—	—	—	(386,569)	—	(386,569)	—	(386,569)

Treasury stock transactions — sales of the Company’s stock held by subsidiaries	—	—	6,751	—	—	—	—	—	—	—	42,613	49,364

BALANCE, JUNE 30, 2005	24,726,129	$247,261,288	$56,720,875	$34,348,208	$2,226,427	$47,808,698	$84,383,333	$(2,612,996)	$—	$(2,612,996)	$(1,552,573)	$384,199,927

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(In Thousands of New Taiwan Dollars)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$66,608,628	$35,187,334
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,154,504	34,330,028
Amortization of premium/ discount of financial assets	43,781	58,771
Loss (gain) on disposal of available-for-sale financial assets, net	(1,116)	111,808
Gain on disposal of financial assets carried at cost, net	—	(94)
Gain on disposal of property, plant, and equipment, net	(248,243)	(53,796)
Equity in losses (earnings) of equity method investees, net	(3,404,382)	786,018
Loss on idle assets	37,283	106,972
Deferred income taxes	293,722	(1,149,822)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	1,424,079	1,872,228
Notes and accounts receivable	877,999	(4,713,402)
Receivables from related parties	(1,859,285)	1,136,361
Allowance for doubtful receivables	(640)	(1,884)
Allowance for sales returns and others	1,301,107	617,143
Other receivables from related parties	473,280	(1,095,494)
Other financial assets	233,403	(768,010)
Inventories, net	(2,117,625)	58,330
Prepaid expenses and other current assets	217,747	785,308
Increase (decrease) in:
Accounts payable	(1,280,030)	(807,671)
Payables to related parties	24,117	(1,619,155)
Income tax payable	671,013	(127,103)
Accrued expenses and other current liabilities	(645,267)	(1,235,137)
Accrued pension cost	22,958	309,054
Deferred credits	(47,872)	—

Net cash provided by operating activities	94,779,161	63,787,787

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(64,826,510)	(42,911,838)
Held-to-maturity financial assets	(7,754,790)	(3,485,821)
Financial assets carried at cost	(11,479)	(14,207)
Investments accounted for using equity method	(274,687)	(3,225,972)
Property, plant, and equipment	(32,170,773)	(51,194,392)
Proceeds from disposal of:
Available-for-sale financial assets	44,101,660	43,277,329
Financial assets carried at cost	—	1,996
Property, plant, and equipment and other assets	710,702	1,430,769
(Continued)

	2006	2005
Redemption of held-to-maturity financial assets upon maturity	$7,837,000	$4,914,180
Increase in deferred charges	(693,239)	(503,079)
Increase in refundable deposits	(13)	(2,129)
Proceeds from return of capital by investee	102,662	—

Net cash used in investing activities	(52,979,467)	(51,713,164)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in guarantee deposits	461,101	1,105,191
Proceeds from exercise of employee stock options	326,050	117,218
Bonus to directors and supervisors	(257,410)	(231,466)

Net cash provided by financing activities	529,741	990,943

NET INCREASE IN CASH AND CASH EQUIVALENTS	42,329,435	13,065,566

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	85,383,583	65,531,818

CASH AND CASH EQUIVALENTS, END OF PERIOD	$127,713,018	$78,597,384

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$420,000	$420,000

Income tax paid	$2,994,232	$87,315

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant, and equipment	$40,263,600	$30,044,411
Decrease (increase) in payables to contractors and equipment suppliers	(8,092,827)	21,149,981

Cash paid	$32,170,773	$51,194,392

NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable	$2,500,000	$10,500,000

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$940,123	$1,417,437

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 AND 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
1.	GENERAL
Taiwan Semiconductor Manufacturing Company Limited (the Company or TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).
The Company is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.
As of June 30, 2006 and 2005, the Company had 20,357 and 18,734 employees, respectively.
2.	SIGNIFICANT ACCOUNTING POLICIES
The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.
For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.
Significant accounting policies are summarized as follows:
Use of Estimates
The preparation of financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
Classification of Current and Noncurrent Assets and Liabilities
Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations expected to be due within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents
Repurchase agreements collateralized by government bonds, notes and treasury bills acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.
Financial Assets/Liabilities at Fair Value Through Profit or Loss
Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with the changes in fair value recognized in current income. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.
Available-for-Sale Financial Assets
Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. The changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair values for beneficiary certificates of open-end funds and publicly traded stocks are determined using the net assets value and the closing-price at the balance sheet date, respectively. For other debt securities, fair value is determined using the average of bid and asked prices at the balance sheet date.
Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as reductions to the original cost of investment if such dividends are declared on the earnings of the investees attributable to periods prior to the purchase of the investments. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares. Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.
Held-to-Maturity Financial Assets
Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Earnings or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount of the financial asset that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.
Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.
Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, shipment is made, price is fixed or determinable, and collectibility is reasonably assured. Revenues from the design and manufacturing of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by customers. Provisions for estimated sales returns and other allowances are generally recorded in the period the related revenue is recognized based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.
Inventories
Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Period-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.
Financial Assets Carried at Cost
Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost, such as non-publicly traded stocks and mutual funds. The costs of funds and non-publicly traded stocks are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.
The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Investments Accounted for Using Equity Method
Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The difference, if any, between the cost of investment and the Company’s proportionate share of the investee’s equity was previously amortized by the straight-line method over five years and was also recorded in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments in Equity Securities” (SFAS No. 5), investment premiums, representing goodwill, are no longer being amortized; while investment discounts continue to be amortized over the remaining periods. When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss charged to current income.
When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share in the investee’s net equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.
Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through the subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.
Gains or losses on sales between equity method investees are deferred in proportion to the Company’s weighted-average ownership percentages in the investees until such gains or losses are realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, translation adjustments will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.
Property, Plant, and Equipment and Assets Leased to Others
Property, plant, and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.
Depreciation is computed using the straight-line method over the following estimated service lives: Buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.
Upon sale or disposal of property, plant, and equipment, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss credited or charged to non-operating gains or losses in the period of sale or disposal.

Goodwill
Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill was previously amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised SFAS No. 25, “Business Combinations — Accounting Treatment under Purchase Method” (SFAS No. 25), goodwill is no longer amortized and is assessed for impairment at least on an annual basis. If an event occurs or circumstances change which indicated that fair value of goodwill is more likely than not below its carrying amount, an impairment loss is charged to current income. A subsequent recovery in fair value of goodwill is not allowed.
Deferred Charges
Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.
Pension Costs
For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during service periods. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.
Income Tax
The Company applies intra-period and inter-period allocations for its income tax whereby (1) a portion of current income tax expense is allocated to the cumulative effect of changes in accounting principles; and(2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.
Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.
Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.
Income tax on unappropriated earnings of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.
The R.O.C. government enacted the Alternative Minimum Tax Act (“AMT Act”), which became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.

Stock-based Compensation
Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is charged to expense over the employee vesting period.
Treasury Stock
The Company’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by the subsidiaries and cash dividends received by the subsidiaries from the Company are recorded under capital surplus — treasury stock transactions.
Foreign-currency Transactions
Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in current income.
3.	ACCOUNTING CHANGES
On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments” (SFAS No. 34) and No. 36, “Disclosure and Presentation for Financial Instruments” and related revisions of previously released SFASs.
a.	Effect of adopting the newly released SFASs and related revisions of previously released SFASs

The Company had properly categorized its financial assets and liabilities upon the initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or financial liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; on the other hand, the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders’ equity.

The effect of adopting the newly released SFASs is summarized as follows:

Recognized as
Cumulative
	Effect of	Recognized as
	Changes in	a Separate
	Accounting	Component of
	Principles	Shareholders’
	(Net of Tax)	Equity
Financial assets or liabilities at fair value through profit or loss	$(246,186)	$—
Available-for-sale financial assets	—	—

	$(246,186)	$—

The adoption of the newly released SFASs resulted in a decrease in net income before cumulative effect of changes in accounting principles of NT$31,267 thousand, a decrease in net income of NT$277,453 thousand, and a decrease in basic earnings per share (after income tax) of NT$0.01, for the six months ended June 30, 2006.

Effective January 1, 2006, the Company adopted the newly revised SFAS No. 5 and SFAS No. 25, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized. Such a change in accounting principle did not have a material effect on the Company’s financial statements as of and for the six months ended June 30, 2006.

b.	Reclassifications

Upon the adoption of SFAS No. 34, certain accounts in the financial statements as of and for the six months ended June 30, 2005 were reclassified to conform with the financial statements as of and for the six months ended June 30, 2006. The previous issued financial statements as of and for the six months ended June 30, 2005 need not be restated.

Certain accounting policies prior to the adoption of the newly released SFASs are summarized as follows:
1)	Short-term investments

Short-term investments that were publicly-traded, easily converted to cash, and not acquired for the purpose of controlling the investees or establishing close business relationship with the investees were carried at the lower of cost or market value at the balance sheet date, with any temporary decline in value charged to current income. The market value of publicly-traded stocks was determined using the average-closing prices for the last month of the period.

2)	Derivative financial instruments

The Company entered into forward exchange contracts to manage foreign exchange exposures on foreign-currency-denominated assets and liabilities. The contracts were recorded in New Taiwan dollars at the current rate of exchange at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted forward rates were amortized over the terms of the forward contracts using the straight-line method. At the end of each period, the receivables or payables arising from forward contracts were restated using the prevailing exchange rates with the resulting differences credited or charged to income. In addition, the receivables and payables related to the same forward contracts were netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement was credited or charged to income in the period of settlement.

The Company entered into cross currency swap contracts to manage currency exposures on foreign-currency-denominated assets and liabilities. The principal amount was recorded using the current rates at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted rates were amortized over the terms of the contracts using the straight-line method. At the end of each period, the receivables or payables arising from cross-currency swap contracts were restated using the prevailing exchange rate with the resulting differences credited or charged to income. In addition, the receivables and payables related to the contracts of the same counter party were netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date was recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement was credited or charged to income in the period of settlement.

The Company entered into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. These transactions were accounted for on an accrual basis, in which the cash settlement receivable or payable was recorded as an adjustment to interest income or expense associated with the hedged items.

Certain accounts in the financial statements as of and for the six months ended June 30, 2005 have been reclassified to conform to the classifications prescribed by the newly released SFASs. The reclassifications of the whole or a part of the account balances of certain accounts are summarized as follows:

	Before	After
	Reclassification	Reclassification
Balance sheet

Short-term investments	$49,408,608	$—
Other financial assets	78,900	—
Prepaid expenses and other current assets	42,941	—
Long-term investments accounted for using cost method	784,939	—
Long-term bonds investment	16,342,005	—
Other long-term investments	10,955,960	—
Accrued expenses and other current liabilities	(836,704)	—
Financial assets at fair value through profit or loss	—	121,841
Financial liabilities at fair value through profit or loss	—	(836,704)
Available-for-sale financial assets	—	48,298,762
Held-to-maturity financial assets	—	28,407,811
Financial assets carried at cost	—	784,939

	$76,776,649	$76,776,649

Statement of income

Interest income	$449,756	$—
Foreign exchange gain, net	1,837,806	—
Interest expense	(781,134)	—
Unrealized valuation loss on short-term investments	(41,467)	—
Loss on disposal of investment, net	(111,808)	—
Valuation loss on financial instruments, net	—	(41,467)
Gain on disposal of financial instruments, net	—	1,394,620

	$1,353,153	$1,353,153

4.	CASH AND CASH EQUIVALENTS

	June 30
	2006	2005
Cash and deposits in banks	$67,694,314	$48,158,582
Repurchase agreements collaterized by government bonds	59,351,764	29,804,199
Corporate notes	666,940	172,291
Treasury bills	—	349,892
Agency notes	—	112,420

	$127,713,018	$78,597,384

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2006	2005
Derivatives — financial assets

Forward exchange contracts	$—	$1,123
Cross currency swap contracts	322,456	120,718

	$322,456	$121,841

Derivatives — financial liabilities

Forward exchange contracts	$8,265	$41,092
Cross currency swap contracts	591,644	795,612

	$599,909	$836,704

The Company entered into derivative contracts for the six months ended June 30, 2006 and 2005 to manage exposures due to the fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting prescribed by SFAS No. 34. Therefore, effective from January 1, 2006, the Company discontinued applying hedge accounting treatment for its derivative financial instruments.

Outstanding forward contracts as of June 30, 2006 and 2005:

			Contract
			Amount
	Currency	Maturity Date	(in Thousands)
June 30, 2006

Sell	US$/NT$	July 2006	US$	10,000
	EUR/US$	July 2006	EUR	10,000

June 30, 2005

Sell	US$/NT$	July 2005 to August 2005	US$	103,000
Outstanding cross currency swap contracts as of June 30, 2006 and 2005:

	Contract		Range of	Range of
	Amount		Interest Rates	Interest Rates
Maturity Date	(in Thousands)		Paid	Received
June 30, 2006

July 2006 to September 2006	US$	2,266,000	2.40%-5.57%	0.60%-2.78%

June 30, 2005

July 2005 to August 2005	US$	2,045,000	3.10%-3.40%	1.03%-1.22%

The Company did not enter into any interest rate swap contracts during the six months ended June 30, 2006. The Company rescinded all interest rate swap contracts in the first quarter of 2005 before their original maturities. The rescission loss of NT$28,295 thousand has been reclassified and included in the “losses on disposal of financial instrument” account.

Net gains arising from derivative financial instruments for the six months ended June 30, 2006 were NT$189,913 thousand (including realized settlement gains of NT$467,366 thousand and valuation losses of NT$277,453 thousand).

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2006	2005
Beneficiary certificates of open-end funds	$22,157,124	$10,300,638
Corporate bonds	14,297,001	11,555,183
Agency bonds	13,787,394	11,511,740
Corporate issued asset-backed securities	10,921,185	11,419,169
Government bonds	4,831,843	2,741,122
Structured time deposits	498,190	—
Money market funds	385,937	491,465
Corporate notes	97,683	158,052
Commercial papers	—	94,770
Publicly-traded stocks	—	26,623

	66,976,357	48,298,762
Current portion	(62,102,387)	(48,298,762)

	$4,873,970	$—

The Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of June 30, 2006, the Company’s investment portfolios managed by these fund managers aggregated to an original amount of US$1,200,000 thousand. The investment portfolios included securities such as corporate bonds, agency bonds, asset-backed securities, government bonds and others. Securities acquired with maturities of less than three months from the date of purchase were classified as cash equivalents.

As of June 30, 2006, structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying	Range of
	Amount	Amount	Interest Rates	Maturity Date
Step-up callable deposits

Domestic deposits	$500,000	$498,190	1.76%	March 2008

The interest rate of the step-up callable deposits is pre-determined by the Company and the banks.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2006	2005
Government bonds	$5,239,892	$11,817,146
Corporate bonds	12,895,132	5,634,705
Structured time deposits	11,127,780	10,955,960

	29,262,804	28,407,811
Current portion	(5,738,737)	(1,109,846)

	$23,524,067	$27,297,965

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
June 30, 2006

Step-up callable deposits
Domestic deposits	$4,000,000	$27,016	1.40%-2.01%	June 2007 to March 2009
Callable range accrual deposits
Domestic deposits	3,887,880	4,725	(See below)	September 2009 to December 2009
Foreign deposits	3,239,900	4,914	(See below)	October 2009 to January 2010

	$11,127,780	$36,655

June 30, 2005

Step-up callable deposits
Domestic deposits	$4,000,000	$18,027	1.40%-2.44%	July 2006 to August 2007
Callable range accrual deposits
Domestic deposits	3,794,160	8,266	(See below)	September 2009 to December 2009
Foreign deposits	3,161,800	11,971	(See below)	October 2009 to January 2010

	$10,955,960	$38,264

The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the deposits, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

As of June 30, 2006 and 2005, the principal of the deposits that resided in banks located in Hong Kong amounted to US$80,000 thousand; those resided in banks located in Singapore amounted to US$20,000 thousand.

8.	INVENTORIES, NET

	June 30
	2006	2005
Finished goods	$4,163,346	$2,600,225
Work in process	13,243,014	11,380,115
Raw materials	1,236,095	937,820
Supplies and spare parts	537,546	658,803

	19,180,001	15,576,963
Allowance for losses	(804,421)	(1,463,348)

	$18,375,580	$14,113,615

9.	FINANCIAL ASSETS CARRIED AT COST

	June 30
	2006	2005
Non-publicly traded stocks	$472,500	$482,500
Funds	346,469	302,439

	$818,969	$784,939

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2006		2005
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
TSMC International Investment Ltd. (TSMC International)	$25,984,419	100	$23,057,382	100
TSMC (Shanghai) Company Limited (TSMC- Shanghai)	9,093,788	100	9,967,851	100
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	5,094,733	32	3,514,280	32
Vanguard International Semiconductor Corporation (VIS)	5,087,101	27	5,115,164	27
TSMC Partners, Ltd. (TSMC Partners)	4,225,071	100	3,873,176	100
TSMC North America (TSMC-North America)	1,790,365	100	794,692	100
Emerging Alliance Fund, L.P. (Emerging Alliance)	1,050,087	99	820,765	99
VentureTech Alliance Fund II, L.P. (VTAF II)	707,835	98	469,749	98
Global UniChip Corporation (GUC)	447,762	45	403,208	46
VentureTech Alliance Fund III, L.P. (VTAF III)	145,055	98	—	—
Chi Cherng Investment Co., Ltd. (Chi Cherng)	113,574	36	77,971	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	113,246	36	77,256	36
TSMC Japan K. K. (TSMC-Japan)	96,536	100	95,013	100
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	36,909	100	22,491	100
(Continued)

	June 30
	2006		2005
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
Taiwan Semiconductor Manufacturing Company Korea (TSMC-Korea)	$13,752	100	$—	—
VisEra Technologies Company, Ltd. (VisEra)	—	—	62,668	25

	$54,000,233		$48,351,666

For the six months ended June 30, 2006 and 2005, net equity in earnings of NT$3,404,382 thousand and net equity in losses of NT$786,018 thousand were recognized, respectively. The carrying amounts of the investments accounted for using the equity method and the related equity in earnings or losses of equity method investees were determined based on the audited financial statements of the investees as of and for the same periods ended as the Company.

In November 2005, the Company transferred all of its shares in VisEra to VisEra Holding Company, an investee of TSMC Partners accounted for using the equity method, due to changes in investment structure.

11.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	June 30
	2006	2005
Buildings	$46,538,174	$39,229,473
Machinery and equipment	335,618,032	286,453,058
Office equipment	6,072,555	5,171,727

	$388,228,761	$330,854,258

No interest was capitalized during the six months ended June 30, 2006 and 2005.

12.	DEFERRED CHARGES, NET

	June 30
	2006	2005
Technology license fees	$4,708,484	$5,836,060
Software and system design costs	1,401,428	1,942,091
Others	54,080	96,402

	$6,163,992	$7,874,553

13.	BONDS PAYABLE

	June 30
	2006	2005
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2005 and 2007 in two installments, 5.25% and 5.36% interest payable annually, respectively	$4,500,000	$15,000,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	15,000,000	15,000,000

	19,500,000	30,000,000
Current portion	(2,500,000)	(10,500,000)

	$17,000,000	$19,500,000

As of June 30, 2006, future principal repayments for the Company’s bonds were as follows:

Year of Repayment	Amount
2007	$7,000,000
2009	8,000,000
2010 and thereafter	4,500,000

$19,500,000

14.	OTHER LONG-TERM PAYABLES

Most of the payables resulted from license agreements for certain semiconductor-related patents. As of June 30, 2006, future payments for other long-term payables were as follows:

Year of Payment	Amount
2006 (3rd to 4th quarter)	$493,300
2007	641,216
2008	335,006
2009	335,006
2010	335,006
2011 and thereafter	259,192

2,398,726

Current portion (classified under accrued expenses and other current liabilities)	(940,123)

$1,458,603

15.	PENSION PLANS

The Labor Pension Act (the Act) became effective on July 1, 2005. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act with their seniority as of July 1, 2005 retained or continue to be subject to the pension mechanism under the Labor Standards Law. Employees who joined the Company after July 1, 2005 can only be subject to the pension mechanism under the Act.

The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts starting from July 1, 2005, and recognized pension costs of NT$309,709 thousand for the six months ended June 30, 2006.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund). The Fund is administered by the pension fund monitoring committee (the Committee) and deposited in the Committee’s name in the Central Trust of China.

Changes in the Fund and accrued pension cost under the defined benefit plan are summarized as follows:

	Six Months Ended June 30
	2006	2005
The Fund
Balance, beginning of period	$1,658,864	$1,428,001
Contributions	131,250	122,103
Interest	34,384	15,629
Payment	(4,677)	(8,419)

Balance, end of period	$1,819,821	$1,557,314

Accrued pension cost
Balance, beginning of period	$3,461,392	$3,101,196
Accruals	22,958	309,054

Balance, end of period	$3,484,350	$3,410,250

16.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Six Months Ended June 30
	2006	2005
Income tax expense based on “income before income tax” at statutory rate (25%)	$(17,726,514)	$(8,499,431)
Tax effect of the following:
Tax-exempt income	6,411,975	4,734,183
Temporary and permanent differences	721,070	(635,273)
Additional tax at 10% on unappropriated earnings	(1,156,130)	(1,489,709)
Cumulative effect of changes in accounting principles	82,062	—
Income tax credits	7,462,975	5,890,230

Income tax currently payable	$(4,204,562)	$—

(Continued)

b.	Income tax benefit (expense) consisted of the following:

	Six Months Ended June 30
	2006	2005
Income tax currently payable	$(4,204,562)	$—
Other income tax adjustments	447,043	39,788
Net change in deferred income tax assets
Investment tax credits	(2,756,331)	2,512,133
Temporary differences	1,423,579	1,708,642
Adjustment in valuation allowance	1,039,030	(3,070,953)

Income tax benefit (expense)	$(4,051,241)	$1,189,610

c.	Net deferred income tax assets consisted of the following:

	June 30
	2006	2005
Current deferred income tax assets
Investment tax credits	$6,084,277	$5,330,000

Noncurrent deferred income tax assets, net
Investment tax credits	$15,025,163	$23,066,717
Temporary differences	741,309	(741,893)
Valuation allowance	(8,371,516)	(16,010,999)

	$7,394,956	$6,313,825

d.	Integrated income tax information:

The balance of the imputation credit account as of June 30, 2006 and 2005 was NT$743,590 thousand and NT$15,569 thousand, respectively.

The expected and actual creditable ratios for distribution of earnings of 2005 and 2004 were 2.88% and 0.11%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may change when the actual distribution of imputation credits is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of June 30, 2006, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Regulation	Item	Amount	Amount	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$2,685,805	$—	2006
		4,113,449	1,144,070	2007
		6,809,054	6,809,054	2008
		6,049,452	6,049,452	2009
		1,722,682	1,722,682	2010

		$21,380,442	$15,725,258

Statute for Upgrading Industries	Research and development expenditures	$1,780,480	$—	2006
		1,243,821	1,243,821	2007
		1,627,535	1,627,535	2008
		1,534,670	1,534,670	2009
		797,450	797,450	2010

		$6,983,956	$5,203,476

Statute for Upgrading Industries	Personnel training	$27,311	$—	2006
		26,780	26,780	2007
		37,207	37,207	2008
		36,915	36,915	2009

		$128,213	$100,902

Statute for Upgrading Industries	Investments in important technology-based enterprises	$79,804	$79,804	2010

g.	The profits generated from the following expansion and construction projects are exempt from income tax:

Tax-Exemption Period
Construction of Fab 8 - modules B	2002 to 2005
Expansion of Fab 2 - modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007
h.	The tax authorities have examined income tax returns of the Company through 2002.

17.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Six Months Ended June 30, 2006
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$5,183,360	$2,144,658	$7,328,018
Labor and health insurance	340,274	167,998	508,272
Pension	309,451	152,942	462,393
Meal	225,304	76,220	301,524
Welfare	94,186	48,784	142,970
Others	103,858	12,901	116,759

	$6,256,433	$2,603,503	$8,859,936

Depreciation	$29,319,569	$1,617,095	$30,936,664

Amortization	$722,358	$479,323	$1,201,681

	Six Months Ended June 30, 2005
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$4,091,113	$1,678,438	$5,769,551
Labor and health insurance	303,436	144,065	447,501
Pension	295,506	140,296	435,802
Meal	208,186	67,904	276,090
Welfare	72,159	40,344	112,503
Others	51,139	45,032	96,171

	$5,021,539	$2,116,079	$7,137,618

Depreciation	$31,158,607	$1,489,769	$32,648,376

Amortization	$814,069	$859,118	$1,673,187

18.	SHAREHOLDERS’ EQUITY

The Company has issued a total of 863,834 thousand ADSs which are traded on the NYSE as of June 30, 2006. The number of common shares represented by the ADSs is 4,319,169 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which is limited to a certain percentage of the Company’s paid-in capital.

Capital surplus consisted of the following:

	June 30
	2006	2005
From merger	$24,003,546	$24,003,546
Additional paid-in capital	19,788,594	23,139,481
From convertible bonds	9,360,424	9,360,424
From treasury stock transactions	389,188	91,241
From long-term investments	280,679	126,128
Donations	55	55

	$53,822,486	$56,720,875

The Company’s Articles of Incorporation as revised on May 10, 2005 provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and supervisors and bonus to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors and supervisors. The Company may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also stipulate that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are recorded in the year of shareholder approval and given effect to in the financial statements of that year.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial assets, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2005 and 2004 had been approved in the shareholders’ meetings held on May 16, 2006 and May 10, 2005, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2005	Year 2004	Year 2005	Year 2004
Legal capital reserve	$9,357,503	$8,820,201
Special capital reserve	(1,585,685)	2,226,427
Employees’ profit sharing — in cash	3,432,129	3,086,215
Employees’ profit sharing — in stock	3,432,129	3,086,215
Cash dividends to shareholders	61,825,061	46,504,097	$2.50	$2.00
Stock dividends to shareholders	3,709,504	11,626,024	0.15	0.50
Bonus to directors and supervisors	257,410	231,466

	$80,428,051	$75,580,645

The amounts of the above appropriations of earnings for 2005 and 2004 are consistent with the resolutions of the meetings of the Board of Directors held on February 14, 2006 and February 22, 2005, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2005 and 2004, the basic earnings per share (after income tax) for the years ended December 31, 2005 and 2004 would have decreased from NT$3.79 to NT$3.50 and NT$3.97 to NT$3.70, respectively.

The shares distributed as a bonus to employees represented 1.39% and 1.33% of the Company’s total outstanding common shares as of December 31, 2005 and 2004, respectively.

The above information about the appropriations of bonus to employees, directors and supervisors is available at Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

19.	STOCK-BASED COMPENSATION PLANS

The Company’s Employee Stock Option Plans under the 2005 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2005 Plan, the 2003 Plan and the 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.

Options of the aforementioned Plans that had never been granted or had been granted but subsequently canceled had expired as of June 30, 2006.

Information about outstanding stock options for the six months ended June 30, 2006 and 2005 was as follows:

		Weighted-
		Average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Six months ended June 30, 2006

Balance, beginning of period	67,758	$39.4
Options granted	2,517	39.7
Options exercised	(8,219)	39.7
Options canceled	(2,304)	44.5

Balance, end of period	59,752	39.6

Six months ended June 30, 2005

Balance, beginning of period	64,367	40.5
Options granted	14,864	48.4
Options exercised	(2,941)	39.9
Options canceled	(2,931)	42.7

Balance, end of period	73,359	42.1

The number of outstanding options and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the plans.

As of June 30, 2006, information about outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)
$27.6-$39.7	39,415	5.64	$35.6	29,458	$35.6
$45.1-$52.3	20,337	7.34	47.3	312	45.5

	59,752			29,770

No compensation cost was recognized under the intrinsic value method for the six months ended June 30, 2006 and 2005. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company for the six months ended June 30, 2006 and 2005 would have been as follows:

	Six Months Ended June 30
	2006	2005
Assumptions:
Expected dividend yield	1.00%-3.44%	1.00%-3.44%
Expected volatility	43.77%-46.15%	43.77%-46.15%
Risk free interest rate	3.07%-3.85%	3.07%-3.85%
Expected life	5 years	5 years

Net income:
Net income as reported	$66,608,628	$35,187,334
Pro forma net income	66,552,140	35,140,859

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$2.58	$1.37
Pro forma basic EPS	2.58	1.36
Diluted EPS as reported	2.58	1.37
Pro forma diluted EPS	2.58	1.36
20.	TREASURY STOCK
(Shares in Thousands)

	Beginning	Increase/		Ending
	Shares	Dividend	Disposal	Shares
Six months ended June 30, 2006

Parent company stock held by subsidiaries	32,938	988	—	33,926

Six months ended June 30, 2005

Parent company stock held by subsidiaries	45,521	2,242	901	46,862

Proceeds from sales of treasury stock for the six months ended June 30, 2005 were NT$49,364 thousand. As of June 30, 2006 and 2005, the book value of the treasury stock was NT$918,075 thousand and NT$1,552,573 thousand, respectively; the market value was NT$1,952,452 thousand and NT$2,648,643 thousand, respectively. The Company’s stock held by its subsidiaries is treated as treasury stock and the holders are entitled to the rights of shareholders, except that starting from June 24, 2005, pursuant to the revised Company Law, the holders are no longer entitled to vote in shareholders’ meetings.

21. EARNINGS PER SHARE

	Six Months Ended June 30
	2006		2005
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
Basic EPS (NT$)
Income before cumulative effect of changes in accounting principles	$2.75	$2.59	$1.32	$1.37
Cumulative effect of changes in accounting principles	(0.01)	(0.01)	—	—

Income for the period	$2.74	$2.58	$1.32	$1.37

Diluted EPS (NT$)
Income before cumulative effect of change in accounting principles	$2.74	$2.59	$1.32	$1.37
Cumulative effect of changes in accounting principles	(0.01)	(0.01)	—	—

Income for the period	$2.73	$2.58	$1.32	$1.37

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Six months ended June 30, 2006

Basic EPS
Income available to common shareholders	$70,577,807	$66,608,628	25,784,890	$2.74	$2.58

Effect of dilutive potential common stock — stock options	—	—	23,529

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$70,577,807	$66,608,628	25,808,419	$2.73	$2.58

Six months ended June 30, 2005

Basic EPS
Income available to common shareholders	$33,997,724	$35,187,334	25,759,865	$1.32	$1.37

Effect of dilutive potential common stock — stock options	—	—	10,032

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$33,997,724	$35,187,334	25,769,897	$1.32	$1.37

22. DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	June 30
	2006		2005
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Available-for-sale financial assets	$66,976,357	$66,976,357	$48,298,762	$48,298,762
Held-to-maturity financial assets	29,262,804	28,857,510	28,407,811	28,299,261
Long-term investments accounted for using equity method (with market price)	5,087,101	9,567,918	5,115,164	12,449,270

Liabilities

Forward exchange contracts, net	8,265	8,265	39,969	36,560
Cross currency swap contracts, net	269,188	269,188	674,894	452,530
Bonds payable (including current portion)	19,500,000	19,888,147	30,000,000	30,429,929
b.	Methods and assumptions used in the determination of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payables to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values.

2)	The aforementioned financial instruments do not include long-term payables either. The fair value was determined using the discounted value of expected cash flows, which approximates their carrying amount.

3)	Fair values of available-for-sale and held-to-maturity financial assets were based on their quoted market prices; while fair values of structured time deposits were estimated using valuation techniques.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair values of derivatives were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.
c.	Losses recognized for the changes in fair value of derivatives estimated using valuation techniques were NT$277,453 thousand for the six months ended June 30, 2006.

d.	As of June 30, 2006 and 2005, financial assets exposed to fair value interest rate risk were NT$96,561,617 thousand and NT$76,801,791 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$599,909 thousand and NT$836,704 thousand, respectively, and financial assets exposed to cash flow interest rate risk were NT$7,127,780 thousand and NT$6,955,960 thousand, respectively.

e.	The Company recognized an unrealized loss of NT$191,469 thousand in shareholder’s equity for the changes in fair value of available-for-sale financial assets for the six months ended June 30, 2006. The Company also recognized an unrealized gain of NT$308,023 thousand in shareholders’ equity for the changes in available-for-sale financial assets held by equity method investees for the six months ended June 30, 2006.

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency- denominated assets and liabilities. Therefore, the market risk of derivatives will be offset by the foreign exchange risk of these assets and liabilities. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities. Therefore, the fluctuations in market interest rates would result in changes in fair values of these debt instruments.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations, and government agencies. Management believes its exposure to default by those parties is low.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the cash flow risk is low.

4)	Cash flow interest rate risk. The Company mainly engages in investments in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
23. RELATED PARTY TRANSACTIONS
The Company engages in business transactions with the following related parties:
a.	Industrial Technology Research Institute (ITRI), the chairman of the Company is one of its supervisors.

b.	Philips, a major shareholder of the Company.

c.	Subsidiaries

TSMC-North America TSMC-Shanghai TSMC-Europe TSMC-Japan TSMC-Korea

d.	Investees

GUC (with a controlling financial interest) VIS (accounted for using equity method) SSMC (accounted for using equity method)

e.	Indirect subsidiaries

WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology)

f.	Indirect investee

VisEra, originally an investee over which the Company had a controlling interest; beginning in November 2005, VisEra became an indirect investee accounted for using the equity method due to changes in investment structure.

Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2006		2005
	Amount	%	Amount	%
Six months ended June 30

Sales
TSMC-North America	$94,075,632	58	$64,760,945	56
Philips	2,318,898	2	1,147,115	1
Others	406,336	—	186,880	—

	$96,800,866	60	$66,094,940	57

Purchases
WaferTech	$6,505,148	28	$5,117,622	31
SSMC	3,718,466	16	2,094,617	13
TSMC-Shanghai	1,918,584	8	234,333	1
VIS	1,712,082	7	2,168,998	13

	$13,854,280	59	$9,615,570	58

Manufacturing expenses — technical assistance fees
Philips (Note 26a)	$377,952	1	$202,334	—

Marketing expenses — commission
TSMC-Japan	$125,553	12	$133,765	22
TSMC-Europe	116,934	11	116,034	18
TSMC-Korea	1,118	—	—	—

	$243,605	23	$249,799	40

General and administrative expenses — rental expense
GUC	$7,659	—	$8,162	—

Research and development expenses
GUC	$19,582	—	$3,089	—

Sales of property, plant, and equipment
TSMC-Shanghai	$173,299	42	$106,412	38

Non-operating income and gains
SSMC (primarily technical service income, see Note 26e)	$147,219	2	$146,655	4
VisEra	140,079	2	10,752	—
TSMC-Shanghai	123,891	2	75,743	2
VIS (primarily technical service income, see Note 26h)	105,937	2	77,504	2

	$517,126	8	$310,654	8

(Continued)

	2006		2005
	Amount	%	Amount	%
As of June 30

Receivables
TSMC-North America	$22,374,338	98	$14,513,699	97
Philips	382,251	2	467,843	3
Others	153,300	—	18,136	—

	$22,909,889	100	$14,999,678	100

Other receivables
VIS	$688,807	42	$46,399	3
TSMC Technology	485,449	29	715,306	46
TSMC-North America	205,327	12	415,650	27
TSMC-Shanghai	167,585	10	271,905	17
SSMC	92,700	6	115,460	7
Others	19,614	1	1,064	—

	$1,659,482	100	$1,565,784	100

Payables
WaferTech	$1,155,023	35	$793,200	37
VIS	943,129	29	883,144	41
SSMC	662,385	20	284,080	13
TSMC-Shanghai	401,379	12	70,080	3
Others	119,507	4	115,813	6

	$3,281,423	100	$2,146,317	100

Other long-term payables
Philips (Note 26a)	$1,085,366	100	$1,727,133	100

Deferred credits
TSMC-Shanghai	$635,124	54	$708,941	100
VisEra	155,437	13	—	—

	$790,561	67	$708,941	100

The terms of sales to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices are determined in accordance with mutual agreements.
The Company deferred the gains (classified under the deferred credits) derived from sales of property, plant, and equipment to TSMC-Shanghai and VisEra, and then recognized such gains (classified under the non-operating income and gains) over the depreciable lives of the disposed assets.
The Company leased part of its office space from GUC with a quarterly rental of NT$4,186 thousand. The Company also leased certain buildings and facilities to VisEra with a monthly rental of NT$7,684 (classified under the non-operating income and gains).
24. SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from March 2008 to December 2020 and can be renewed upon expiration.

As of June 30, 2006, future lease payments were as follows:

Year	Amount
2006 (3rd to 4th quarter)	$132,607
2007	248,185
2008	222,450
2009	213,872
2010	166,803
2011 and thereafter	1,103,708

$2,087,625

25. SETTLEMENT INCOME
TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation (“SMIC”), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, SMIC shall pay TSMC US$175,000 thousand over six years to resolve TSMC’s claims. As of June 30, 2006, SMIC has paid US$45,000 thousand in accordance with the terms of this settlement agreement.
26. SIGNIFICANT COMMITMENTS AND CONTINGENCIES
The significant commitments and contingencies of the Company as of June 30, 2006, excluding those disclosed in other notes, were as follows:
a.	On June 20, 2004, the Company and Philips amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between the Company and Philips will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, the Company will pay Philips royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of the Company’s annual net sales. The Company and Philips agreed to cross license the patents owned by each party. The Company also obtained through Philips a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the Company shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992 and 1997 and on January 1, 2002.

c.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of June 30, 2006, the Company had a total of US$102,966 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. The Company and Philips committed to buy specific percentages of the production capacity of SSMC. The Company and Philips are required, in the aggregate, to purchase up to 70% of SSMC’s full capacity, but the Company alone is not required to purchase more than 28% of the annual installed capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives written notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g.	In December 2003, the Company entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. The Company will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

h.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

i.	Amounts available under unused letters of credit as of June 30, 2006 were NT$6,480 thousand.
27. ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 8 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

TSMC-Shanghai entered into forward exchange contracts during the six months ended June 30, 2006 to manage exposures related to foreign exchange rate fluctuations.

Outstanding forward exchange contracts as of June 30, 2006:

			Contract
			Amount
	Currency	Maturity Date	(in Thousands)
Sell	US$/JPY	Jul 2006	JPY	13,500
	US$/EUR	Jul 2006	EUR	1,134
Valuation losses arising from forward transactions for the six months ended June 30, 2006 were NT$1,177 thousand.
k.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 9 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 23.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Investees
FINANCING PROVIDED
FOR THE SIX MONTHS ENDED JUNE 30, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Financing
Company’s
				Maximum									Financing	Financing
				Balance for	Ending								Limit for	Amount
			Financial	the Period	Balance		Type of		Reasons for	Allowance for			Each	Limits
			Statement	(US$ in	(US$ in	Interest	Financing	Transaction	Short-term	Doubtful	Collateral		Borrowing	(US$ in
No.	Financing Name	Counter-party	Account	Thousands)	Thousands)	Rate	(Note 1)	Amounts	Financing	Accounts	Item	Value	Company	Thousands)
1	TSMC International	TSMC Development	Other receivables	$1,133,965(US$35,000 )	$—	1.50%	2	$—	Operating capital	$—	—	$—	N/A	$32,009,175 ( US$987,968 ) (Note 2)

Note 1:	The type No. 2 represents necessary for short-term financing.

Note 2:	Not exceeding the issued capital of the Company.

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited
ENDORSEMENT/GUARANTEE PROVIDED
FOR THE SIX MONTHS ENDED JUNE 30, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

										Ratio of Accumulated
		Counter-party								Amount of Collateral	Maximum
			Nature of	Limits on Each Counter-party’s	Maximum				Value of Collateral	to Net Equity of the	Collateral/Guarantee
	Endorsement/		Relationship	Endorsement/	Balance for the Period		Ending Balance		Property, Plant and	Latest Financial	Amounts Allowable
No.	Guarantee Provider	Name	(Note 2)	Guarantee Amounts	(US$ in Thousands)		(US$ in Thousands)		Equipment	Statement	(Note 1)
0	TSMC	TSMC-North America	2	Not exceed 10% of the net worth of the Company, and be also limited to the paid-in capital of the endorsement/guarantee company, unless otherwise approved by Board of Directors.		$1,314,000		$—	$—	—	$111,708,087
					(US$	40,000)

		TSMC Development	3			1,943,940		1,943,940	—	0.44%
					(US$	60,000)	(US$	60,000)

Note 1:	25% of the net worth of the Company as of June 30, 2006.

Note 2:	The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest.

The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
JUNE 30, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units (in	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
The Company	Government bond
	United States Treas NTS	—	Available-for-sale financial assets	—	US$	118,345	N/A	US$	118,345
	2004 Government Bond Series B	—	²	—		$997,583	N/A		$997,583
	2005 Government Bond Series A	—	Held-to-maturity financial assets	—		2,749,071	N/A		2,744,234
	2006 Government Bond Series D	—	²	—		999,583	N/A		1,000,562
	2004 Kaohsiung Municipal Series A	—	²	—		620,000	N/A		618,140
	European Investment Bank Bonds	—	²	—		368,482	N/A		400,000
	2002 Government Bond Series B	—	²	—		353,208	N/A		352,496
	2003 Government Bond Series F	—	²	—		149,548	N/A		148,514

	Beneficiary certificates of open-end funds
	NITC Bond Fund	—	Available-for-sale financial assets	22,219		3,630,743	N/A		3,630,743
	ABN AMRO Bond Fund	—	²	175,156		2,620,910	N/A		2,620,910
	Prudential Financial Bond Fund	—	²	103,751		1,505,992	N/A		1,505,992
	Cathay Bond	—	²	122,762		1,406,342	N/A		1,406,342
	NITC Taiwan Bond	—	²	93,312		1,305,711	N/A		1,305,711
	ABN AMRO Select Bond Fund	—	²	111,974		1,260,332	N/A		1,260,332
	Dresdner Bond DAM Fund	—	²	104,217		1,199,200	N/A		1,199,200
	JF Taiwan Bond Fund	—	²	75,286		1,140,778	N/A		1,140,778
	President James Bond	—	²	72,002		1,103,437	N/A		1,103,437
	JF Taiwan First Bond Fund	—	²	77,530		1,082,117	N/A		1,082,117
	Shinkong Chi Shin Bond Fund	—	²	72,680		1,034,238	N/A		1,034,238
	ABN AMRO Income	—	²	63,947		1,004,697	N/A		1,004,697
	Fuhwa Albatross Fund	—	²	89,510		1,003,570	N/A		1,003,570
	Fuh Hwa Bond	—	²	60,642		802,844	N/A		802,844
	HSBC Taiwan Money Management	—	²	40,864		602,784	N/A		602,784
	Taishin Lucky Fund	—	²	54,132		551,429	N/A		551,429
	TIIM High Yield	—	²	40,639		500,864	N/A		500,864
	INVESCO Income Fund	—	²	35,359		401,136	N/A		401,136
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units (in	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Stock
	TSMC International	Subsidiary	Investments accounted for using equity method	987,968		$25,984,419	100		$25,984,419
	SSMC	Equity method investee	²	382		5,094,733	32		5,094,733
	VIS	Equity method investee	²	437,891		5,087,101	27		9,567,918
	TSMC Partners	Subsidiary	²	300		4,225,071	100		4,225,071
	TSMC-North America	Subsidiary	²	11,000		1,790,365	100		1,790,365
	GUC	Investee over which the company had a controlling interest	²	40,147		447,762	45		462,618
	TSMC-Japan	Subsidiary	²	6		96,536	100		96,536
	TSMC-Europe	Subsidiary	²	—		36,909	100		36,909
	TSMC-Korea	Subsidiary	²	80		13,752	100		13,752
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783		193,584	10		285,173
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	²	10,500		105,000	7		194,038
	Hontung Venture Capital Co., Ltd.	—	²	8,392		83,916	10		53,129
	Gobaltop Partner I Venture Capital Corp.	—	²	5,000		50,000	1		50,092
	W.K. Technology Fund IV	—	²	4,000		40,000	2		50,392

	Capital
	TSMC-Shanghai	Subsidiary	Investments accounted for using equity method	—		9,093,788	100		9,093,788

	Emerging Alliance	Subsidiary	²	—		1,050,087	100		1,050,087
	VTAF II	Subsidiary	²	—		707,835	98		707,002
	VTAF III	Subsidiary	²	—		145,055	98		143,575
	Chi Cheng	Subsidiary	²	—		113,574	36		572,138	Treasury stock of NT$458,564 thousand is deducted from the carrying value
	Hsin Ruey	Subsidiary	²	—		113,246	36		572,757	Treasury stock of NT$459,511 thousand is deducted from the carrying value

	Agency bond
	Fed Hm Ln Pc Pool 1h2520	—	Available-for-sale financial assets	—	US$	3,348	N/A	US$	3,348
	Fed Hm Ln Pc Pool 1h2524	—	²	—	US$	2,575	N/A	US$	2,575
	Fed Hm Ln Pc Pool 781959	—	²	—	US$	6,640	N/A	US$	6,640
	Fed Hm Ln Pc Pool E89857	—	²	—	US$	1,680	N/A	US$	1,680
	Fed Hm Ln Pc Pool G11295	—	²	—	US$	1,492	N/A	US$	1,492
	Fed Hm Ln Pc Pool M80855	—	²	—	US$	3,520	N/A	US$	3,520
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units (in	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Federal Home Ln Mtg	—	Available-for-sale financial assets	—	US$	3,420	N/A	US$	3,420
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,786	N/A	US$	2,786
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,916	N/A	US$	3,916
	Federal Home Ln Mtg Corp.	—	²	—	US$	4,665	N/A	US$	4,665
	Federal Home Ln Mtg Corp.	—	²	—	US$	4,897	N/A	US$	4,897
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,278	N/A	US$	2,278
	Federal Home Ln Mtg Corp.	—	²	—	US$	4,117	N/A	US$	4,117
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,671	N/A	US$	3,671
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,426	N/A	US$	1,426
	Federal Home Ln Mtg Corp.	—	²	—	US$	9,168	N/A	US$	9,168
	Federal Home Ln Mtg Corp.	—	²	—	US$	4,182	N/A	US$	4,182
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,358	N/A	US$	3,358
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,347	N/A	US$	3,347
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,834	N/A	US$	3,834
	Federal Home Ln Mtg Corp.	—	²	—	US$	4,956	N/A	US$	4,956
	Federal Home Loan Mtg	—	²	—	US$	5,009	N/A	US$	5,009
	Federal Natl Mtg Assn	—	²	—	US$	3,193	N/A	US$	3,193
	Federal Natl Mtg Assn	—	²	—	US$	1,035	N/A	US$	1,035
	Federal Natl Mtg Assn	—	²	—	US$	3,673	N/A	US$	3,673
	Federal Natl Mtg Assn	—	²	—	US$	3,256	N/A	US$	3,256
	Federal Natl Mtg Assn	—	²	—	US$	1,976	N/A	US$	1,976
	Federal Natl Mtg Assn	—	²	—	US$	1,085	N/A	US$	1,085
	Federal Natl Mtg Assn Gtd	—	²	—	US$	2,403	N/A	US$	2,403
	Federal Natl Mtg Assn Gtd	—	²	—	US$	2,915	N/A	US$	2,915
	Fnma Pool 254507	—	²	—	US$	1,867	N/A	US$	1,867
	Fnma Pool 254834	—	²	—	US$	1,527	N/A	US$	1,527
	Fnma Pool 255883	—	²	—	US$	3,538	N/A	US$	3,538
	Fnma Pool 685116	—	²	—	US$	635	N/A	US$	635
	Fnma Pool 687863	—	²	—	US$	2,979	N/A	US$	2,979
	Fnma Pool 696485	—	²	—	US$	3,533	N/A	US$	3,533
	Fnma Pool 725095	—	²	—	US$	1,315	N/A	US$	1,315
	Fnma Pool 730033	—	²	—	US$	1,581	N/A	US$	1,581
	Fnma Pool 740934	—	²	—	US$	1,540	N/A	US$	1,540
	Fnma Pool 790828	—	²	—	US$	2,965	N/A	US$	2,965
	Fnma Pool 793025	—	²	—	US$	2,761	N/A	US$	2,761
	Fnma Pool 793932	—	²	—	US$	664	N/A	US$	664
	Fnma Pool 794040	—	²	—	US$	832	N/A	US$	832
	Fnma Pool 795548	—	²	—	US$	501	N/A	US$	501
	Fnma Pool 806642	—	²	—	US$	1,401	N/A	US$	1,401
	Fnma Pool 815626	—	²	—	US$	3,272	N/A	US$	3,272
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units (in	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Fnma Pool 816594	—	Available-for-sale financial assets	—	US$	2,298	N/A	US$	2,298
	Fnma Pool 825395	—	²	—	US$	2,910	N/A	US$	2,910
	Fnma Pool 825398	—	²	—	US$	4,541	N/A	US$	4,541
	Fnma Pool 841069	—	²	—	US$	3,281	N/A	US$	3,281
	Fnma Pool 879906	—	²	—	US$	1,815	N/A	US$	1,815
	Gnma II Pool 081150	—	²	—	US$	699	N/A	US$	699
	Gnma II Pool 081153	—	²	—	US$	2,485	N/A	US$	2,485
	Federal Farm Cr Bks	—	²	—	US$	3,919	N/A	US$	3,919
	Federal Home Ln Bank	—	²	—	US$	3,938	N/A	US$	3,938
	Federal Home Ln Bks	—	²	—	US$	3,965	N/A	US$	3,965
	Federal Home Ln Bks	—	²	—	US$	4,916	N/A	US$	4,916
	Federal Home Ln Bks	—	²	—	US$	8,650	N/A	US$	8,650
	Federal Home Ln Bks	—	²	—	US$	4,123	N/A	US$	4,123
	Federal Home Ln Bks	—	²	—	US$	4,855	N/A	US$	4,855
	Federal Home Ln Bks	—	²	—	US$	8,609	N/A	US$	8,609
	Federal Home Ln Bks	—	²	—	US$	4,779	N/A	US$	4,779
	Federal Home Ln Bks	—	²	—	US$	5,772	N/A	US$	5,772
	Federal Home Ln Bks	—	²	—	US$	7,482	N/A	US$	7,482
	Federal Home Ln Bks	—	²	—	US$	4,818	N/A	US$	4,818
	Federal Home Ln Bks	—	²	—	US$	2,963	N/A	US$	2,963
	Federal Home Ln Bks	—	²	—	US$	7,960	N/A	US$	7,960
	Federal Home Ln Bks	—	²	—	US$	6,034	N/A	US$	6,034
	Federal Home Ln Bks	—	²	—	US$	12,145	N/A	US$	12,145
	Federal Home Ln Bks	—	²	—	US$	3,936	N/A	US$	3,936
	Federal Home Ln Bks	—	²	—	US$	6,817	N/A	US$	6,817
	Federal Home Ln Bks	—	²	—	US$	5,800	N/A	US$	5,800
	Federal Home Ln Bks	—	²	—	US$	3,292	N/A	US$	3,292
	Federal Home Ln Bks	—	²	—	US$	7,475	N/A	US$	7,475
	Federal Home Ln Bks	—	²	—	US$	2,378	N/A	US$	2,378
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,442	N/A	US$	3,442
	Federal Home Ln Mtg Corp.	—	²	—	US$	9,759	N/A	US$	9,759
	Federal Home Ln Mtg Corp.	—	²	—	US$	5,876	N/A	US$	5,876
	Federal Home Ln Mtg Corp.	—	²	—	US$	6,398	N/A	US$	6,398
	Federal Home Ln Mtg Corp.	—	²	—	US$	14,166	N/A	US$	14,166
	Federal Home Ln Mtg Corp.	—	²	—	US$	9,887	N/A	US$	9,887
	Federal Home Ln Mtg Corp. Mtn	—	²	—	US$	4,898	N/A	US$	4,898
	Federal Home Loan Bank	—	²	—	US$	3,442	N/A	US$	3,442
	Federal Home Loan Mtg Assn	—	²	—	US$	4,885	N/A	US$	4,885
	Federal Home Loan Mtg Corp.	—	²	—	US$	4,912	N/A	US$	4,912
	Federal Natl Mtg Assn	—	²	—	US$	4,292	N/A	US$	4,292
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units (in	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Federal Natl Mtg Assn	—	Available-for-sale financial assets	—	US$	5,847	N/A	US$	5,847
	Federal Natl Mtg Assn	—	²	—	US$	7,763	N/A	US$	7,763
	Federal Natl Mtg Assn	—	²	—	US$	19,565	N/A	US$	19,565
	Federal Natl Mtg Assn	—	²	—	US$	4,104	N/A	US$	4,104
	Federal Natl Mtg Assn	—	²	—	US$	10,413	N/A	US$	10,413
	Federal Natl Mtg Assn	—	²	—	US$	7,963	N/A	US$	7,963
	Federal Natl Mtg Assn Mtn	—	²	—	US$	2,873	N/A	US$	2,873
	Federal Natl Mtg Assn Mtn	—	²	—	US$	2,852	N/A	US$	2,852
	Federal Natl Mtg Assn Mtn	—	²	—	US$	5,553	N/A	US$	5,553
	Freddie Mac	—	²	—	US$	9,273	N/A	US$	9,273

	Corporate issued asset-backed securities
	American Home Mtg Invt Tr	—	Available-for-sale financial assets	—	US$	266	N/A	US$	266
	Americredit Auto Rec Tr	—	²	—	US$	996	N/A	US$	996
	Americredit Automobile Rec Tr	—	²	—	US$	690	N/A	US$	690
	Americredit Automobile Rec Tr	—	²	—	US$	1,983	N/A	US$	1,983
	Americredit Automobile Rec Tr	—	²	—	US$	2,591	N/A	US$	2,591
	Americredit Automobile Receiva	—	²	—	US$	4,942	N/A	US$	4,942
	Americredit Automobile Receivb	—	²	—	US$	4,021	N/A	US$	4,021
	Atlantic City Elc Trns Fdgllc	—	²	—	US$	548	N/A	US$	548
	Banc Amer Coml Mtg Inc.	—	²	—	US$	3,327	N/A	US$	3,327
	Banc Amer Mtg Secs Inc.	—	²	—	US$	1,840	N/A	US$	1,840
	Bank Of Amer Lease Equip Tr	—	²	—	US$	1,943	N/A	US$	1,943
	Bear Stearns Alt A Tr	—	²	—	US$	788	N/A	US$	788
	Bear Stearns Arm Tr	—	²	—	US$	3,635	N/A	US$	3,635
	Bear Stearns Arm Tr	—	²	—	US$	1,906	N/A	US$	1,906
	Bear Stearns Coml Mtg Secs Inc.	—	²	—	US$	6,362	N/A	US$	6,362
	California Infrastructure Dev	—	²	—	US$	180	N/A	US$	180
	Capital Auto Receivables Asset	—	²	—	US$	3,217	N/A	US$	3,217
	Capital One Auto Fin Tr	—	²	—	US$	2,599	N/A	US$	2,599
	Capital One Auto Fin Tr	—	²	—	US$	2,968	N/A	US$	2,968
	Capital One Auto Fin Tr	—	²	—	US$	4,979	N/A	US$	4,979
	Capital One Multi Asset Execut	—	²	—	US$	4,815	N/A	US$	4,815
	Capital One Multi Asset Execut	—	²	—	US$	3,904	N/A	US$	3,904
	Capital One Multi Asset Execut	—	²	—	US$	2,933	N/A	US$	2,933
	Capitial One Prime Auto Receiv	—	²	—	US$	2,767	N/A	US$	2,767
	Caterpillar Finl Asset Tr	—	²	—	US$	2,783	N/A	US$	2,783
	Caterpillar Finl Asset Tr	—	²	—	US$	8,059	N/A	US$	8,059
	Cendant Rent Car Fdg Aesop LLC	—	²	—	US$	9,186	N/A	US$	9,186
	Centex Home Equity Ln Tr	—	²	—	US$	336	N/A	US$	336
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units (in	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Cit Equip Coll Tr	—	Available-for-sale financial assets	—	US$	3,291	N/A	US$	3,291
	Cit Equip Coll Tr	—	²	—	US$	3,941	N/A	US$	3,941
	Citibank Cr Card Issuance Tr	—	²	—	US$	9,739	N/A	US$	9,739
	Citicorp Mtg Secs	—	²	—	US$	682	N/A	US$	682
	Cnh Equip Tr	—	²	—	US$	3,778	N/A	US$	3,778
	Credit Suisse First Boston Mtg	—	²	—	US$	4,752	N/A	US$	4,752
	Credit Suisse First Boston Mtg	—	²	—	US$	953	N/A	US$	953
	Credit Suisse First Boston Mtg	—	²	—	US$	3,715	N/A	US$	3,715
	Credit Suisse First Boston Mtg	—	²	—	US$	3,554	N/A	US$	3,554
	Cwabs Inc.	—	²	—	US$	414	N/A	US$	414
	Cwabs Inc.	—	²	—	US$	1,280	N/A	US$	1,280
	Cwabs Inc.	—	²	—	US$	2,175	N/A	US$	2,175
	Cwalt Inc.	—	²	—	US$	243	N/A	US$	243
	Cwmbs Inc.	—	²	—	US$	1,054	N/A	US$	1,054
	Daimlerchrysler Auto Tr	—	²	—	US$	2,933	N/A	US$	2,933
	Deere John Owner Tr	—	²	—	US$	2,425	N/A	US$	2,425
	Drive Auto Receivables Tr	—	²	—	US$	3,174	N/A	US$	3,174
	Fifth Third Auto Tr	—	²	—	US$	1,543	N/A	US$	1,543
	First Horizon Abs Tr	—	²	—	US$	712	N/A	US$	712
	First Union Lehman Bros Mtg Tr	—	²	—	US$	2,180	N/A	US$	2,180
	Ford Cr Auto Owner Tr	—	²	—	US$	2,826	N/A	US$	2,826
	Granite Mtgs Plc	—	²	—	US$	2,398	N/A	US$	2,398
	Gs Auto Ln Tr	—	²	—	US$	746	N/A	US$	746
	Gs Mtg Secs Corp.	—	²	—	US$	4,124	N/A	US$	4,124
	Gsamp Tr	—	²	—	US$	4,232	N/A	US$	4,232
	Harley Davidson Motorcycle Tr	—	²	—	US$	781	N/A	US$	781
	Harley Davidson Motorcycle Tr	—	²	—	US$	5,783	N/A	US$	5,783
	Hertz Veh Fing LLC	—	²	—	US$	5,256	N/A	US$	5,256
	Holmes Fing No 8 Plc	—	²	—	US$	5,002	N/A	US$	5,002
	HSBC Automotive Tr	—	²	—	US$	2,962	N/A	US$	2,962
	Hyundai Auto Receivables Tr	—	²	—	US$	6,328	N/A	US$	6,328
	Hyundai Auto Receivables Tr	—	²	—	US$	3,186	N/A	US$	3,186
	Hyundai Auto Receivables Tr	—	²	—	US$	3,886	N/A	US$	3,886
	Impac Cmb Tr	—	²	—	US$	494	N/A	US$	494
	Impac Cmb Tr	—	²	—	US$	371	N/A	US$	371
	Impac Secd Assets Corp.	—	²	—	US$	43	N/A	US$	43
	Lb Ubs Coml Mtg Tr	—	²	—	US$	3,747	N/A	US$	3,747
	Long Beach Accep Auto Receivab	—	²	—	US$	1,858	N/A	US$	1,858
	Long Beach Mtg Ln Tr	—	²	—	US$	3,188	N/A	US$	3,188
	Massachusetts Rrb Spl Purp Tr	—	²	—	US$	3,820	N/A	US$	3,820
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units (in	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Mastr Asset Backed Secs Tr	—	Available-for-sale financial assets	—	US$	3,504	N/A	US$	3,504
	Mbna Master Cr Card Tr II	—	²	—	US$	7,567	N/A	US$	7,567
	Merrill Lynch Mtg Invs Inc.	—	²	—	US$	6,635	N/A	US$	6,635
	Monumentl Global Fdg II	—	²	—	US$	1,002	N/A	US$	1,002
	National City Auto Receivables	—	²	—	US$	457	N/A	US$	457
	Navistar Finl 2003 A Owner Tr	—	²	—	US$	4,242	N/A	US$	4,242
	Nissan Auto Receivables	—	²	—	US$	1,437	N/A	US$	1,437
	Nomura Asset Accep Corp.	—	²	—	US$	4,131	N/A	US$	4,131
	Onyx Accep Owner Tr	—	²	—	US$	4,875	N/A	US$	4,875
	Pg+E Energy Recovery Fdg LLC	—	²	—	US$	4,628	N/A	US$	4,628
	Providian Gateway Owner Tr	—	²	—	US$	3,899	N/A	US$	3,899
	Reliant Energy Transition Bd	—	²	—	US$	3,989	N/A	US$	3,989
	Residential Asset Mtg Prods	—	²	—	US$	2,626	N/A	US$	2,626
	Residential Asset Sec Mtg Pass	—	²	—	US$	2,918	N/A	US$	2,918
	Residential Asset Sec Mtg Pass	—	²	—	US$	3,692	N/A	US$	3,692
	Residential Fdg Mtg Secs I Inc.	—	²	—	US$	2,217	N/A	US$	2,217
	Residential Fdg Mtg Secs I Inc.	—	²	—	US$	4,358	N/A	US$	4,358
	Revolving Home Equity Ln Tr	—	²	—	US$	2,096	N/A	US$	2,096
	Sequoia Mtg Tr	—	²	—	US$	948	N/A	US$	948
	Sequoia Mtg Tr	—	²	—	US$	735	N/A	US$	735
	Sequoia Mtg Tr	—	²	—	US$	794	N/A	US$	794
	Structured Adj Rate Mtg Ln Tr	—	²	—	US$	1,641	N/A	US$	1,641
	Structured Adj Rate Mtg Ln Tr	—	²	—	US$	555	N/A	US$	555
	Structured Asset Invt Ln Tr	—	²	—	US$	93	N/A	US$	93
	Terwin Mtg Tr	—	²	—	US$	4,014	N/A	US$	4,014
	Toyota Auto Receivables 2003 B	—	²	—	US$	4,898	N/A	US$	4,898
	TW Hotel Fdg 2005 LLC	—	²	—	US$	4,097	N/A	US$	4,097
	Txu Elec Delivery Transition	—	²	—	US$	2,619	N/A	US$	2,619
	Usaa Auto Owner Tr	—	²	—	US$	3,678	N/A	US$	3,678
	Wachovia Auto Owner Tr	—	²	—	US$	2,768	N/A	US$	2,768
	Washington Mut Mtg Secs Corp.	—	²	—	US$	3,354	N/A	US$	3,354
	Wells Fargo Finl Auto Owner Tr	—	²	—	US$	5,230	N/A	US$	5,230
	Wells Fargo Finl Auto Owner Tr	—	²	—	US$	4,885	N/A	US$	4,885
	Wells Fargo Mtg Backed Secs	—	²	—	US$	777	N/A	US$	777
	Wells Fargo Mtg Bkd Secs	—	²	—	US$	3,128	N/A	US$	3,128
	Wells Fargo Mtg Bkd Secs	—	²	—	US$	3,519	N/A	US$	3,519
	WFS Financial Owner Trust	—	²	—	US$	2,723	N/A	US$	2,723
	WFS Finl	—	²	—	US$	916	N/A	US$	916
	WFS Finl 2004 2 Owner Tr	—	²	—	US$	4,880	N/A	US$	4,880
	WFS Finl 2004 4 Owner Tr	—	²	—	US$	1,672	N/A	US$	1,672
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units (in	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	WFS Finl 2005 2 Oner Tr	—	Available-for-sale financial assets	—	US$	2,205	N/A	US$	2,205
	Whole Auto Ln Tr	—	²	—	US$	1,978	N/A	US$	1,978
	Whole Auto Ln Tr	—	²	—	US$	3,803	N/A	US$	3,803
	Whole Auto Ln Tr	—	²	—	US$	2,920	N/A	US$	2,920
	World Omni Auto Receivables Tr	—	²	—	US$	5,848	N/A	US$	5,848

	Corporate bond
	Hua Nan Bank	—	Available-for-sale financial assets	—		$1,532,448	N/A		$1,532,448
	Cathay United Bank	—	²	—		1,149,382	N/A		1,149,382
	Formosa Petrochemical Corporation	—	²	—		397,332	N/A		397,332
	Taiwan Power Company	—	²	—		299,034	N/A		299,034
	Taiwan Power Company	—	Held-to-maturity financial assets	—		4,217,617	N/A		4,219,522
	Formosa Petrochemical Corporation	—	²	—		2,488,834	N/A		2,485,390
	Nan Ya Plastics Corporation	—	²	—		2,379,459	N/A		2,381,576
	Chinese Petroleum Corporation	—	²	—		1,703,676	N/A		1,702,082
	China Steel Corporation	—	²	—		1,602,604	N/A		1,602,685
	Far Eastone Telecommunications Co. Ltd.	—	²	—		300,012	N/A		299,989
	Formosa Plastic Corporation	—	²	—		135,306	N/A		137,054
	Formosa Chemicals & Fiber Corporation	—	²	—		67,624	N/A		69,791
	Abbott Labs	—	Available-for-sale financial assets	—	US$	1,496	N/A	US$	1,496
	Abbott Labs	—	²	—	US$	2,541	N/A	US$	2,541
	Ace Ltd.	—	²	—	US$	1,001	N/A	US$	1,001
	AIG Sunamerica Global Fing Ix	—	²	—	US$	996	N/A	US$	996
	Allstate Life Global Fdg Secd	—	²	—	US$	2,927	N/A	US$	2,927
	Alltel Corp.	—	²	—	US$	595	N/A	US$	595
	American Express Co.	—	²	—	US$	3,420	N/A	US$	3,420
	American Gen Fin Corp.	—	²	—	US$	1,616	N/A	US$	1,616
	American Gen Fin Corp. Mtn	—	²	—	US$	1,001	N/A	US$	1,001
	American Honda Fin Corp. Mtn	—	²	—	US$	3,046	N/A	US$	3,046
	American Honda Fin Corp. Mtn	—	²	—	US$	802	N/A	US$	802
	Ameritech Capital Funding Co.	—	²	—	US$	481	N/A	US$	481
	Amgen Inc.	—	²	—	US$	2,851	N/A	US$	2,851
	Amsouth Bk Birmingham Ala	—	²	—	US$	1,982	N/A	US$	1,982
	Anz Cap Tr I	—	²	—	US$	944	N/A	US$	944
	Associates Corp. North Amer	—	²	—	US$	2,529	N/A	US$	2,529
	Bank New York Inc.	—	²	—	US$	1,475	N/A	US$	1,475
	Bank One Corp.	—	²	—	US$	3,303	N/A	US$	3,303
	Bank Utd Houston Tx Mtbn	—	²	—	US$	528	N/A	US$	528
	Bear Stearns Cos Inc.	—	²	—	US$	3,319	N/A	US$	3,319
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units (in	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Bear Stearns Cos Inc.	—	Available-for-sale financial assets	—	US$	3,585	N/A	US$	3,585
	Beneficial Corp. Mtn Bk Entry	—	²	—	US$	2,289	N/A	US$	2,289
	Berkshire Hathaway Fin Corp.	—	²	—	US$	1,470	N/A	US$	1,470
	Caterpillar Finl Svcs Mtn	—	²	—	US$	5,752	N/A	US$	5,752
	Chase Manhattan Corp. New	—	²	—	US$	1,512	N/A	US$	1,512
	Chase Manhattan Corp. New	—	²	—	US$	2,106	N/A	US$	2,106
	Chubb Corp.	—	²	—	US$	2,103	N/A	US$	2,103
	Cit Group Hldgs Inc.	—	²	—	US$	3,011	N/A	US$	3,011
	Citicorp	—	²	—	US$	1,382	N/A	US$	1,382
	Cogentrix Energy Inc.	—	²	—	US$	3,777	N/A	US$	3,777
	Colonial Pipeline Co.	—	²	—	US$	1,506	N/A	US$	1,506
	Consolidated Edison Inc.	—	²	—	US$	2,866	N/A	US$	2,866
	Corestates Cap Corp.	—	²	—	US$	1,006	N/A	US$	1,006
	Countrywide Fdg Corp. Mtn	—	²	—	US$	2,019	N/A	US$	2,019
	Credit Suisse Fincl Products	—	²	—	US$	1,508	N/A	US$	1,508
	Credit Suisse First Boston	—	²	—	US$	734	N/A	US$	734
	Credit Suisse First Boston USA	—	²	—	US$	2,135	N/A	US$	2,135
	Daimlerchrysler North Amer	—	²	—	US$	966	N/A	US$	966
	Daimlerchrysler North Amer Hld	—	²	—	US$	753	N/A	US$	753
	Dayton Hudson Corp.	—	²	—	US$	2,013	N/A	US$	2,013
	Deere John Cap Corp.	—	²	—	US$	4,880	N/A	US$	4,880
	Dell Computer Corp.	—	²	—	US$	2,822	N/A	US$	2,822
	Den Danske Bk Aktieselskab	—	²	—	US$	2,034	N/A	US$	2,034
	Diageo Plc	—	²	—	US$	3,405	N/A	US$	3,405
	European Invt Bk	—	²	—	US$	3,918	N/A	US$	3,918
	European Invt Bk	—	²	—	US$	5,945	N/A	US$	5,945
	Federal Home Ln Bks	—	²	—	US$	7,937	N/A	US$	7,937
	Fifth Third Bk Cincinnati Oh	—	²	—	US$	2,393	N/A	US$	2,393
	First Data Corp.	—	²	—	US$	2,827	N/A	US$	2,827
	Fleet Boston Corp.	—	²	—	US$	2,634	N/A	US$	2,634
	Fleet Finl Group Inc. New	—	²	—	US$	905	N/A	US$	905
	Fpl Group Cap Inc.	—	²	—	US$	843	N/A	US$	843
	Gannett Co. Inc.	—	²	—	US$	2,907	N/A	US$	2,907
	General Elec Cap Corp. Mtn	—	²	—	US$	3,363	N/A	US$	3,363
	General Elec Cap Corp. Mtn	—	²	—	US$	3,824	N/A	US$	3,824
	General Elec Cap Corp. Mtn	—	²	—	US$	8,678	N/A	US$	8,678
	General Re Corp.	—	²	—	US$	3,307	N/A	US$	3,307
	Genworth Finl Inc.	—	²	—	US$	3,417	N/A	US$	3,417
	Goldman Sachs Group Inc.	—	²	—	US$	4,910	N/A	US$	4,910
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units (in	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Goldman Sachs Group Inc.	—	Available-for-sale financial assets	—	US$	3,426	N/A	US$	3,426
	Goldman Sachs Group LP	—	²	—	US$	1,509	N/A	US$	1,509
	Greenpoint Finl Corp.	—	²	—	US$	954	N/A	US$	954
	Hancock John Global Fdg II Mtn	—	²	—	US$	3,481	N/A	US$	3,481
	Hancock John Global Fdg Mtn	—	²	—	US$	961	N/A	US$	961
	Hartford Finl Svcs Group Inc.	—	²	—	US$	1,342	N/A	US$	1,342
	Hbos Plc Medium Term Sr Nts	—	²	—	US$	3,172	N/A	US$	3,172
	Hbos Plc Medium Term Sr Nts	—	²	—	US$	2,921	N/A	US$	2,921
	Heller Finl Inc.	—	²	—	US$	1,923	N/A	US$	1,923
	Hershey Foods Corp.	—	²	—	US$	1,513	N/A	US$	1,513
	Honeywell Inc.	—	²	—	US$	3,031	N/A	US$	3,031
	Household Fin Corp.	—	²	—	US$	2,848	N/A	US$	2,848
	Household Fin Corp.	—	²	—	US$	504	N/A	US$	504
	Household Intl Inc.	—	²	—	US$	2,848	N/A	US$	2,848
	HSBC Fin Corp. Mtn	—	²	—	US$	5,045	N/A	US$	5,045
	HSBC USA Inc. New	—	²	—	US$	1,076	N/A	US$	1,076
	Huntington Natl Bk Columbus Oh	—	²	—	US$	2,977	N/A	US$	2,977
	ING Sec Life Instl Fdg	—	²	—	US$	2,445	N/A	US$	2,445
	International Business Machs	—	²	—	US$	2,194	N/A	US$	2,194
	Intl Lease Fin Corp. Mtn	—	²	—	US$	2,889	N/A	US$	2,889
	Intl Lease Fin Corp. Mtn	—	²	—	US$	4,100	N/A	US$	4,100
	Intl Lease Fin Corp. Mtn	—	²	—	US$	2,968	N/A	US$	2,968
	JP Morgan Chase + Co.	—	²	—	US$	3,285	N/A	US$	3,285
	Jackson Natl Life Global Fdg	—	²	—	US$	998	N/A	US$	998
	Key Bk Na Med Term Nts Bk Entr	—	²	—	US$	4,364	N/A	US$	4,364
	Keycorp Mtn Book Entry	—	²	—	US$	2,975	N/A	US$	2,975
	Kraft Foods Inc.	—	²	—	US$	748	N/A	US$	748
	Kraft Foods Inc.	—	²	—	US$	997	N/A	US$	997
	Lehman Brothers Hldgs Inc.	—	²	—	US$	1,599	N/A	US$	1,599
	Lehman Brothers Hldgs Inc.	—	²	—	US$	478	N/A	US$	478
	Lehman Brothers Hldgs Inc.	—	²	—	US$	1,075	N/A	US$	1,075
	Lincoln Natl Corp. In	—	²	—	US$	498	N/A	US$	498
	Merita Bk Ltd. Ny Brh	—	²	—	US$	505	N/A	US$	505
	Merrill Lynch + Co. Inc.	—	²	—	US$	3,415	N/A	US$	3,415
	Merrill Lynch + Co. Inc.	—	²	—	US$	1,972	N/A	US$	1,972
	Merrill Lynch + Co. Inc.	—	²	—	US$	4,822	N/A	US$	4,822
	Metropolitan Life Global Mtn	—	²	—	US$	3,306	N/A	US$	3,306
	Monumental Global Fdg II	—	²	—	US$	1,446	N/A	US$	1,446
	Monumental Global Fdg II 2002A	—	²	—	US$	998	N/A	US$	998
	Morgan Stanley	—	²	—	US$	2,087	N/A	US$	2,087
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units (in	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Morgan Stanley Group Inc.	—	Available-for-sale financial assets	—	US$	4,385	N/A	US$	4,385
	National City Corp.	—	²	—	US$	3,360	N/A	US$	3,360
	National Westminster Bk Plc	—	²	—	US$	1,330	N/A	US$	1,330
	Nationwide Bldg Soc	—	²	—	US$	3,484	N/A	US$	3,484
	Nationwide Bldg Soc Mtn	—	²	—	US$	3,004	N/A	US$	3,004
	Nationwide Life Global Mtn	—	²	—	US$	1,463	N/A	US$	1,463
	Nucor Corp.	—	²	—	US$	2,513	N/A	US$	2,513
	Pepsico Inc. Mtn Book Entry	—	²	—	US$	3,620	N/A	US$	3,620
	Pnc Fdg Corp.	—	²	—	US$	1,012	N/A	US$	1,012
	Popular North Amer Inc.	—	²	—	US$	2,880	N/A	US$	2,880
	Praxair Inc.	—	²	—	US$	3,141	N/A	US$	3,141
	Premark Intl Inc.	—	²	—	US$	2,721	N/A	US$	2,721
	Pricoa Global Fdg 1 Mtn	—	²	—	US$	3,504	N/A	US$	3,504
	Protective Life Secd Trs	—	²	—	US$	2,869	N/A	US$	2,869
	Prudential Ins Co. Amer	—	²	—	US$	2,502	N/A	US$	2,502
	Prudential Ins Co. Amer	—	²	—	US$	2,652	N/A	US$	2,652
	Public Svc Elec Gas Co.	—	²	—	US$	3,631	N/A	US$	3,631
	Regions Finl Corp. New	—	²	—	US$	2,347	N/A	US$	2,347
	Safeco Corp.	—	²	—	US$	718	N/A	US$	718
	Sbc Communications Inc.	—	²	—	US$	1,020	N/A	US$	1,020
	Sbc Communications Inc.	—	²	—	US$	682	N/A	US$	682
	Scotland Intl Fin B V 144a	—	²	—	US$	1,416	N/A	US$	1,416
	Slm Corp.	—	²	—	US$	498	N/A	US$	498
	Slm Corp. Medium Term Nts	—	²	—	US$	8,889	N/A	US$	8,889
	Sp Powerassests Ltd. Global	—	²	—	US$	956	N/A	US$	956
	St Paul Cos Inc. Mtn Bk Ent	—	²	—	US$	2,536	N/A	US$	2,536
	Suntrust Bks Inc.	—	²	—	US$	1,000	N/A	US$	1,000
	Swedbank Sparbanken Svenge Ab	—	²	—	US$	1,006	N/A	US$	1,006
	Tiaa Global Mkts Inc.	—	²	—	US$	498	N/A	US$	498
	Unitedhealth Group Inc.	—	²	—	US$	2,993	N/A	US$	2,993
	Us Bk Natl Assn Cincinnati Oh	—	²	—	US$	2,692	N/A	US$	2,692
	Virginia Elec + Pwr Co.	—	²	—	US$	2,652	N/A	US$	2,652
	Vodafone Group Plc New	—	²	—	US$	2,483	N/A	US$	2,483
	Washington Mut Inc.	—	²	—	US$	4,502	N/A	US$	4,502
	Washington Post Co.	—	²	—	US$	2,970	N/A	US$	2,970
	Wells Fargo + Co. New	—	²	—	US$	6,040	N/A	US$	6,040
	Westfield Cap Corp. Ltd.	—	²	—	US$	2,008	N/A	US$	2,008
	Wps Resources Corp.	—	²	—	US$	1,042	N/A	US$	1,042
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units (in	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Corporate notes
	Canadian Imperial BK	—	Available-for-sale financial assets	—	US$	3,015	N/A	US$	3,015

	Money market funds
	SSGA Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	11,912	N/A	US$	11,912

	Fund
	Horizon Ventures Fund I, L.P.	—	Financial assets carried at cost	—		$280,179	N/A		$280,179

	Crimson Asia Capital Ltd., L.P.	—	²	—		66,290	N/A		66,290

Chi Cherng	Stock
	TSMC	Parent company	Available-for-sale financial assets	16,947		989,720	—		989,720
	VIS	Equity method investee	Investments accounted for using equity method	341		7,905	—		7,905

	Stock
Hsin Ruey	TSMC	Parent company	Available-for-sale financial assets	16,979		991,575	—		991,575
	VIS	Equity method investee	Investments accounted for using equity method	1,748		40,179	—		40,179

TSMC International	Stock
	InveStar	Subsidiary	Investments accounted for using equity method	14,476	US$	43,604	97	US$	43,604
	InveStar II	Subsidiary	²	51,300	US$	45,910	97	US$	45,910
	TSMC Development	Subsidiary	²	1	US$	627,773	100	US$	627,773
	TSMC Technology	Subsidiary	²	1	US$	5,665	100	US$	5,665

Emerging Alliance	Common stock
	NetLogic Microsystems, Inc.	—	Financial assets at fair value through profit or loss	84	US$	2,718	—	US$	2,718
	Ikanos Communication, Inc.	—	Available-for-sale financial assets	515	US$	7,819	2	US$	7,819
	RichWave Technology Corp.	—	Financial assets carried at cost	4,247	US$	1,648	13	US$	1,648
	Quake Technologies, Inc.	—	²	46	US$	35	—	US$	35
	Pixim, Inc.	—	²	1,924	US$	512	4	US$	512
	Global Investment Holding Inc.	—	²	10,800		$100,000	6		$100,000
(Continued)

				June 30, 2006
								Market Value or
Held Company	Marketable Securities	Relationship with the	Financial Statement	Shares/Units (in	Carrying Value		Percentage of	Net Asset Value
Name	Type and Name	Company	Account	Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Preferred stock
	Quake Technologies, Inc.	—	Financial assets carried at cost	555	US$	415	1	US$	415
	Quickilver Technology, Inc.	—	²	1,049	US$	—	4	US$	—
	Mosaic Systems, Inc.	—	²	2,481	US$	12	6	US$	12
	Zenesis Technologies, Inc.	—	²	2,410	US$	1,399	5	US$	1,399
	Reflectivity, Inc.	—	²	4,848	US$	2,479	4	US$	2,479
	Miradia, Inc.	—	²	3,040	US$	1,000	4	US$	1,000
	Axiom Microdevices, Inc.	—	²	1,000	US$	1,000	3	US$	1,000
	Optichron, Inc.	—	²	714	US$	1,000	4	US$	1,000
	NuCORE Technology Inc.	—	²	2,254	US$	1,455	2	US$	1,455
	Next IO, Inc.	—	²	800	US$	500	2	US$	500
	Audience, Inc.	—	²	1,654	US$	250	2	US$	250
	Centrality Comunications	—	²	1,325	US$	1,800	2	US$	1,800
	Britestream Networks, Inc.	—	²	2,444	US$	1,172	2	US$	1,172
	Teknovus, Inc.	—	²	6,977	US$	1,327	3	US$	1,327
	Optimal Corporation	—	²	485	US$	500	6	US$	500
	Mobilygen	—	²	1,415	US$	750	1	US$	750
	Pixim, Inc.	—	²	2,193	US$	583	—	US$	583

	Warrants
	Pixim, Inc.	—	Financial assets carried at cost	242		—	N/A		—

Partners	Common stock
	VisEra Holding Company	Equity method investee	Investments accounted for using equity method	18,931	US$	24,113	48	US$	24,113

VTAF II	Common stock
	Beceem Communications	—	Financial assets carried at cost	500	US$	1,000	1	US$	1,000

	Yobon Technologies, Inc.	—	²	1,675	US$	787	13	US$	787
	Sentelic Corp.	—	²	1,200	US$	2,040	15	US$	2,040

	Preferred stock
	Powerprecise Solutions, Inc.	—	Financial assets carried at cost	1,445	US$	1,400	11	US$	1,400

	Tzero Technologies, Inc.	—	²	730	US$	1,500	2	US$	1,500
	Miradia, Inc.	—	²	1,809	US$	1,600	2	US$	1,600
	Axiom Microdevices, Inc.	—	²	761	US$	776	2	US$	776
	Next IO, Inc.	—	²	216	US$	182	—	US$	182
	Ageia Technologies, Inc.	—	²	2,030	US$	2,074	2	US$	2,074
(Continued)

				June 30, 2006
								Market Value or
Held Company	Marketable Securities	Relationship with the	Financial Statement	Shares/Units (in	Carrying Value		Percentage of	Net Asset Value
Name	Type and Name	Company	Account	Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Audience, Inc.	—	Financial assets carried at cost	2,208	US$	474	1	US$	474
	GemFire Corporation	—	²	600	US$	600	1	US$	600
	Optichron, Inc.	—	²	353	US$	869	2	US$	869
	Xceive	—	²	714	US$	1,000	2	US$	1,000
	5V Technologies, Inc.	—	²	2,357	US$	1,768	11	US$	1,768
	Power Analog Microelectronics	—	²	2,000	US$	1,500	13	US$	1,500
	Impinj, Inc.	—	²	257	US$	500	—	US$	500
	RichWave Technology Corp.	—	²	500	US$	231	2	US$	231
	Aquantia	—	²	1,264	US$	1,150	5	US$	1,150
	Leadtrend Technology, Inc.	—	²	900	US$	431	5	US$	431
	Teknorus, Inc.	—	²	518	US$	119	—	US$	119

VTAF III	Common stock
	Quellan, Inc.	—	Financial assets carried at cost	2,231	US$	2,500	7	US$	2,500

TSMC Development	WaferTech stock	Subsidiary	Investments accounted for using equity method	—	US$	391,196	100	US$	391,196

Investar	Common stock
	Rich Tek Technology Corp.	—	Financial assets at fair value through profit or loss	477	US$	3,198	—	US$	3,198
	Advanced Power Electronics Corp.	—	²	236	US$	202	2	US$	202
	Broadtek Electronics Corp.	—	²	29	US$	9	—	US$	9
	Monolithic Power Systems, Inc.	—	²	1,975	US$	23,361	7	US$	23,361
	Global Testing Corp.	—	²	51,010	US$	9,006	8	US$	9,006
	Advanced Power Electronics Corp.	—	Available-for-sale financial assets	674	US$	576	2	US$	576
	Broadtek Electronics Corp.	—	²	116	US$	35	—	US$	35
	Rich Tek Technology Corp.	—	²	421	US$	2,823	—	US$	2,823
	Capella Microsystems (Taiwan), Inc	—	Financial assets carried at cost	530	US$	154	3	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	1,831	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	²	1,008	US$	494	1	US$	494
	Sonics, Inc.	—	²	1,843	US$	3,530	3	US$	3,530
	NanoAmp Solutions, Inc.	—	²	541	US$	853	2	US$	853
	Memsic, Inc.	—	²	2,724	US$	1,500	10	US$	1,500
(Continued)

				June 30, 2006
								Market Value or
Held Company	Marketable Securities	Relationship with the	Financial Statement	Shares/Units (in	Carrying Value		Percentage of	Net Asset Value
Name	Type and Name	Company	Account	Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
Investar II	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	864	US$	10,227	3	US$	10,227
	Geo Vision, Inc.	—	²	46	US$	165	1	US$	165
	RichTek Technology Corp.	—	²	296	US$	1,988	—	US$	1,988
	Ralink Technology (Taiwan), Inc.	—	Financial assets carried at cost	1,833	US$	791	3	US$	791
	Capella Microsystems (Taiwan), Inc.	—	²	419	US$	122	2	US$	122
	Auden Technology MFG. Co., Ltd.	—	²	953	US$	410	4	US$	410
	EoNEX Technologies, Inc.	—	²	55	US$	3,048	5	US$	3,048
	Conwise Technology Corporation, Ltd.	—	²	700	US$	204	9	US$	204
	Goyatek Technology, Corp.	—	²	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	²	2,000	US$	574	5	US$	574
	EON Technology, Corp.	—	²	4,247	US$	1,175	7	US$	1,175
	eChannelOpen Holding, Inc.	—	²	358	US$	251	4	US$	251
	Epic Communications, Inc.	—	²	191	US$	37	1	US$	37

	Preferred stock
	Memsic, Inc.	—	Financial assets carried at cost	2,289	US$	1,560	8	US$	1,560
	NanoAmp Solutions, Inc.	—	²	375	US$	1,500	1	US$	1,500
	Sonics, Inc.	—	²	4,335	US$	3,082	4	US$	3,082
	Kilopass Technology, Inc.	—	²	3,887	US$	2,000	9	US$	2,000
	FangTek, Inc.	—	²	6,931	US$	3,250	21	US$	3,250
	eLCOS Microdisplay Technology, Ltd.	—	²	2,937	US$	3,527	9	US$	3,527
	Alchip Technologies Limited	—	²	3,531	US$	2,950	14	US$	2,950

GUC	Stock
	Global Unichip Corporation — North America	Subsidiary	Investments accounted for using equity method	100		5,427	100		5,427
	Global Unichip Japan	Subsidiary	²	—		2,523	100		2,523

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
														Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities	Financial Statement		Nature of	Shares/Units (in	Amount (US$ in		Shares/Units (in	Amount (US$ in		Shares/Units (in	Amount (US$ in		(US$ in		Disposal (US$		Shares/Units (in	Thousands)
Company Name	Type and Name	Account	Counter-party	Relationship	Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		in Thousands)		Thousands)	(Note 2)
The Company	Government bond
	2004 Government Bond Series B	Available-for-sale financial assets	KGI Securities Co., Ltd. and several financial institutions	—	—		$—	—		$1,005,115	—		$—		$—		$—	—		$997,583
	2005 Government Bond Series A	Held-to-maturity financial assets	KGI Securities Co., Ltd. and several financial institutions	—	—		2,548,977	—		199,579	—		—		—		—	—		2,749,071
	2006 Government Bond Series D	²	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		999,553	—		—		—		—	—		999,583
	European Investment Bank Bonds	²	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		367,600	—		—		—		—	—		368,482
	United States Treas NTS	Available-for-sale financial assets	—	—	—	US$	46,173	—	US$	250,828	—	US$	173,695	US$	174,336	US$	(641)	—	US$	118,345

	Kreditanatalt Fur Wiederaufbau	²	—	—	—	US$	6,881	—		—	—	US$	6,866	US$	6,881	US$	(15)	—		—

	Beneficiary certificates of open-end funds
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	—	3,764		$610,864	18,455		$3,000,000	—		—		—		—	22,219		$3,630,743
	ABN AMRO Bond Fund	²	ABN-AMRO Securities Investment Trust (Taiwan)Ltd.	—	134,906		2,004,862	40,250		600,000	—		—		—		—	175,156		2,620,910
	Prudential Financial Bond Fund	²	Reliance Securities Investment Trust Co., Ltd.	—	—		—	103,751		1,500,000	—		—		—		—	103,751		1,505,992
	Cathay Bond	²	Cathay Securities Investment Trust Co., Ltd.	—	—		—	122,762		1,400,000	—		—		—		—	122,762		1,406,342
	NITC Taiwan Bond	²	National Investment Trust Co., Ltd.	—	—		—	93,312		1,300,000	—		—		—		—	93,312		1,305,711
	Dresdner Bond DAM Fund	²	Allianz Dresdner Securities Investment Consulting Co.,Ltd.	—	69,303		792,068	34,914		400,000	—		—		—		—	104,217		1,199,200
	JF Taiwan Bond Fund	²	JF Asset Management (Taiwan) Ltd.	—	62,009		933,430	13,277		200,000	—		—		—		—	75,286		1,140,778
	JF Taiwan First Bond Fund	²	JF Asset Management (Taiwan) Ltd.	—	63,131		875,416	14,399		200,000	—		—		—		—	77,530		1,082,117
	ABN AMRO Select Bond Fund	²	ABN-AMRO Securities Investment Trust (Taiwan)Ltd.	—	18,235		203,860	93,739		1,050,000	—		—		—		—	111,974		1,260,332
	ABN AMRO Income	²	ABN-AMRO Securities Investment Trust (Taiwan)Ltd.	—	—		—	63,947		1,000,000	—		—		—		—	63,947		1,004,697
	Fuhwa Albatross Fund	²	Fuh Hwa Investment Trust Co.	—	—		—	89,510		1,000,000	—		—		—		—	89,510		1,003,570
	Fuh Hwa Bond	²	Fuh Hwa Investment Trust Co.	—	—		—	60,642		800,000	—		—		—		—	60,642		802,844
	HSBC Taiwan Money Management	²	HSBC Investment (Taiwan) Ltd.	—	—		—	47,667		700,000	6,803		$100,004		$99,905		$99	40,864		602,784
	President James Bond	²	Uni-President Assets Management Corp.	—	—		—	72,002		1,100,000	—		—		—		—	72,002		1,103,437
	TIIM High Yield	²	Taiwan International Securities Corp.	—	—		—	40,639		500,000	—		—		—		—	40,639		500,864
	Shinkong Chi Shin Bond Fund	²	Shinkong Investment Trust Co., Ltd.	—	55,063		778,482	17,617		250,000	—		—		—		—	72,680		1,034,238
	Taishin Lucky Fund	²	Taishin Investment Trust Co., Ltd.	—	—		—	54,132		550,000	—		—		—		—	54,132		551,429
	INVESCO Income Fund	²	INVESCO Taiwan Ltd.	—	—		—	44,180		500,000	8,821		100,000		99,833		167	35,359		401,136
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
														Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities	Financial Statement		Nature of	Shares/Units (in	Amount (US$ in		Shares/Units (in	Amount (US$ in		Shares/Units (in	Amount (US$ in		(US$ in		Disposal (US$		Shares/Units (in	Thousands)
Company Name	Type and Name	Account	Counter-party	Relationship	Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		in Thousands)		Thousands)	(Note 2)
	Corporate bond
	Taiwan Power Company	Held-to-maturity financial assets	KGI Securities Co., Ltd.	—	—		$3,263,349	—		$1,092,832	—		$—		$—		$—	—		$4,217,617
	Formosa Petrochemical Corporation	²	KGI Securities Co., Ltd.	—	—		1,093,283	—		1,695,273	—		—		—		—	—		2,488,834
	Nan Ya Plastics Corporation	²	KGI Securities Co., Ltd.	—	—		2,150,842	—		499,073	—		—		—		—	—		2,379,459
	Chinese Petroleum Corporation	²	KGI Securities Co., Ltd. and several financial institutions	—	—		705,436	—		1,000,441	—		—		—		—	—		1,703,676
	China Steel Corporation	²	KGI Securities Co., Ltd.	—	—		1,010,532	—		1,000,000	—		—		—		—	—		1,602,604
	Formosa Plastic Corporation	²	KGI Securities Co., Ltd. and several financial institutions	—	—		268,855	—		—	—		—		—		—	—		135,306
	Formosa Chemicals &Fiber Corporation	²	KGI Securities Co., Ltd.	—	—		134,369	—		—	—		—		—		—	—		67,624
	Hua Nan Bank	Available-for-sale financial assets	HSBC	—	—		—	—		1,526,049	—		—		—		—	—		1,532,448
	Cathay United Bank	²	HSBC and other financial institutions	—	—		—	—		1,144,877	—		—		—		—	—		1,149,382
	Formosa Petrochemical Corporation	²	KGI Securities Co., Ltd.	—	—		—	—		397,076	—		—		—		—	—		397,332
	Taiwan Power Company	²	KGI Securities Co., Ltd.	—	—		—	—		298,918	—		—		—		—	—		299,034
	American Honda Fin Corp. Mtn	²	—	—	—		—	—	US$	3,087	—		—		—		—	—	US$	3,046
	American Honda Fin Corp. Mtn	²	—	—	—	US$	3,800	—		—	—	US$	3,004	US$	3,000	US$	4	—	US$	802
	Bank One Corp.	²	—	—	—		—	—	US$	3,326	—		—		—		—	—	US$	3,303
	Countrywide Home Lns Inc.	²	—	—	—	US$	5,210	—		—	—	US$	5,001	US$	5,210	US$	(209)	—		—
	Credit Suisse Fb USA Inc.	²	—	—	—	US$	4,141	—		—	—	US$	4,003	US$	4,141	US$	(138)	—		—
	Deere John Cap Corp.	²	—	—	—		—	—	US$	4,911	—		—		—		—	—	US$	4,880
	Deere John Cap Corp.	²	—	—	—	US$	5,079	—		—	—	US$	5,013	US$	5,079	US$	(66)	—		—
	European Invt Bk	²	—	—	—		—	—	US$	5,995	—	US$	—		—		—	—	US$	5,945
	European Invt Bk	²	—	—	—	US$	8,315	—		—	—	US$	8,002	US$	8,315	US$	(313)	—		—
	Federal Home Ln Bks	²	—	—	—		—	—	US$	7,937	—		—		—		—	—	US$	7,937
	General Elec Cap Corp. Mtn	²	—	—	—		—	—	US$	3,351	—		—		—		—	—	US$	3,363
	Hewlett Packard Co.	²	—	—	—	US$	3,373	—		—	—	US$	3,177	US$	3,373	US$	(196)	—		—
	Intl Lease Fin Corp. Mtn	²	—	—	—	US$	2,471	—	US$	4,100	—	US$	2,461	US$	2,471	US$	(10)	—	US$	4,100
	Jp Morgan Chase + Co.	²	—	—	—	US$	3,663	—		—	—	US$	3,519	US$	3,663	US$	(144)	—		—
	Keycorp Mtn Book Entry	²	—	—	—	US$	3,500	—		—	—	US$	3,508	US$	3,500	US$	8	—		—
	Keycorp Mtn Book Entry	²	—	—	—		—	—	US$	3,006	—		—		—		—	—	US$	2,975
	Praxair Inc.	²	—	—	—		—	—	US$	3,180	—		—		—		—	—	US$	3,141
	Santander Us Debt S A Uniperso	²	—	—	—	US$	4,998	—		—	—	US$	4,957	US$	4,998	US$	(41)	—		—
	Slm Corp. Medium Term Nts	²	—	—	—	US$	2,950	—	US$	6,012	—		—		—		—	—	US$	8,889
	Wells Fargo + Co. New	²	—	—	—		—	—	US$	6,076	—		—		—		—	—	US$	6,040
	Wells Fargo + Co. New	²	—	—	—	US$	3,697	—		—	—	US$	3,512	US$	3,697	US$	(185)	—		—
	Agency bonds
	Fed Hm Ln Pc Pool M80855	Available-for-sale financial assets	—	—	—		—	—	US$	3,882	—		—		—		—	—	US$	3,520
	Federal Home Ln Mtg Corp.	²	—	—	—		—	—	US$	4,962	—		—		—		—	—	US$	4,897
	Federal Home Ln Mtg Corp.	²	—	—	—		—	—	US$	4,317	—		—		—		—	—	US$	4,117
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
														Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities	Financial Statement		Nature of	Shares/Units (in	Amount (US$ in		Shares/Units (in	Amount (US$ in		Shares/Units (in	Amount (US$ in		(US$ in		Disposal (US$		Shares/Units (in	Thousands)
Company Name	Type and Name	Account	Counter-party	Relationship	Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		in Thousands)		Thousands)	(Note 2)
	Federal Home Ln Mtg Corp.	Available-for-sale financial assets	—	—	—	US$	—	—	US$	3,349	—	US$	—	US$	—	US$	—	—	US$	3,347
	Federal Home Ln Mtg Corp.	²	—	—	—		—	—	US$	3,857	—		—		—		—	—	US$	3,834
	Federal Home Ln Mtg Corp.	²	—	—	—		—	—	US$	5,380	—		—		—		—	—	US$	4,956
	Federal Home Loan Mtg	²	—	—	—		—	—	US$	5,009	—		—		—		—	—	US$	5,009
	Federal Home Ln Bks	²	—	—	—	US$	3,976	—		—	—	US$	3,964	US$	3,976	US$	(12)	—		—
	Federal Home Ln Bks	²	—	—	—		—	—	US$	8,628	—		—		—		—	—	US$	8,650
	Federal Home Ln Bks	²	—	—	—	US$	4,965	—		—	—	US$	4,944	US$	4,965	US$	(21)	—		—
	Federal Home Ln Bks	²	—	—	—		—	—	US$	5,740	—		—		—		—	—	US$	5,772
	Federal Home Ln Bks	²	—	—	—		—	—	US$	4,823	—		—		—		—	—	US$	4,818
	Federal Home Ln Bks	²	—	—	—	US$	8,594	—		—	—	US$	8,519	US$	8,594	US$	(75)	—		—
	Federal Home Ln Bks	²	—	—	—		—	—	US$	12,227	—		—		—		—	—	US$	12,145
	Federal Home Ln Bks	²	—	—	—	US$	7,887	—		—	—	US$	7,758	US$	7,887	US$	(129)	—		—
	Federal Home Ln Bks	²	—	—	—	US$	19,846	—		—	—	US$	19,800	US$	19,846	US$	(46)	—		—
	Federal Home Ln Bks	²	—	—	—	US$	9,134	—		—	—	US$	8,968	US$	9,134	US$	(166)	—		—
	Federal Home Ln Bks	²	—	—	—		—	—	US$	7,490	—		—		—		—	—	US$	7,475
	Federal Home Ln Mtg Corp.	²	—	—	—	US$	6,980	—		—	—	US$	6,941	US$	6,980	US$	(39)	—		—
	Federal Home Ln Mtg Corp.	²	—	—	—		—	—	US$	6,415	—		—		—		—	—	US$	6,398
	Federal Home Ln Mtg Corp.	²	—	—	—		—	—	US$	14,175	—		—		—		—	—	US$	14,166
	Federal Home Ln Mtg Corp.	²	—	—	—		—	—	US$	9,974	—		—		—		—	—	US$	9,887
	Federal Natl Mtg Assn	²	—	—	—	US$	4,921	—		—	—	US$	4,916	US$	4,921	US$	(5)	—		—
	Federal Natl Mtg Assn	²	—	—	—	US$	7,892	—		—	—	US$	7,908	US$	7,892	US$	16	—		—
	Federal Natl Mtg Assn	²	—	—	—	US$	4,943	—		—	—	US$	4,944	US$	4,943	US$	1	—		—
	Federal Natl Mtg Assn	²	—	—	—	US$	8,971	—		—	—	US$	8,940	US$	8,971	US$	(31)	—		—
	Federal Natl Mtg Assn	²	—	—	—	US$	17,888	—		—	—	US$	17,782	US$	17,888	US$	(106)	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	19,539	—		—		—		—	—	US$	19,565
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	4,123	—		—		—		—	—	US$	4,104
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	10,430	—		—		—		—	—	US$	10,413
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	7,966	—		—		—		—	—	US$	7,963
	Federal Natl Mtg Assn Mtn	²	—	—	—	US$	9,758	—		—	—	US$	9,781	US$	9,758	US$	23	—		—
	Federal Natl Mtg Assn Mtn	²	—	—	—	US$	15,787	—		—	—	US$	15,851	US$	15,787	US$	64	—		—
	Federal Natl Mtg AssnMtn	²	—	—	—	US$	7,000	—		—	—	US$	6,925	US$	7,000	US$	(75)	—		—
	Freddie Mac	²	—	—	—		—	—	US$	9,391	—		—		—		—	—	US$	9,273

	Corporate issued asset-backed securities
	Bear Stearns Arm Tr	Available-for-sale financial assets	—	—	—		—	—	US$	3,826	—		—		—		—	—	US$	3,635
	Capital Auto Receivables Asset	²	—	—	—		—	—	US$	3,250	—		—		—		—	—	US$	3,217
	Capital One Auto Fin Tr	²	—	—	—		—	—	US$	5,000	—		—		—		—	—	US$	4,979
	Cit Equip Coll Tr	²	—	—	—		—	—	US$	3,975	—		—		—		—	—	US$	3,941
	Credit Suisse First Boston Mtg	²	—	—	—		—	—	US$	4,773	—		—		—		—	—	US$	4,752
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
														Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities	Financial Statement		Nature of	Shares/Units (in	Amount (US$ in		Shares/Units (in	Amount (US$ in		Shares/Units (in	Amount (US$ in		(US$ in		Disposal (US$		Shares/Units (in	Thousands)
Company Name	Type and Name	Account	Counter-party	Relationship	Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		in Thousands)		Thousands)	(Note 2)
	Credit Suisse First Boston Mtg	Available-for-sale financial assets	—	—	—	US$	—	—	US$	3,750	—	US$	—	US$	—	US$	—	—	US$	3,715
	Credit Suisse First Boston Mtg	²	—	—	—		—	—	US$	3,572	—		—		—		—	—	US$	3,554
	Ford Cr Auto Owner Tr	²	—	—	—	US$	10,908	—		—	—	US$	4,181	US$	4,225	US$	(44)	—	US$	2,826
	Gs Mtg Secs Corp.	²	—	—	—		—	—	US$	4,150	—		—		—		—	—	US$	4,124
	Gsamp Tr	²	—	—	—		—	—	US$	4,250	—		—		—		—	—	US$	4,232
	Long Beach Mtg Ln Tr	²	—	—	—		—	—	US$	3,200	—		—		—		—	—	US$	3,188
	Merrill Lynch Mtg Invs Inc.	²	—	—	—		—	—	US$	6,665	—		—		—		—	—	US$	6,635
	Nissan Auto Receivables	²	—	—	—	US$	7,000	—		—	—	US$	4,944	US$	5,000	US$	(56)	—	US$	1,437
	Nomura Asset Accep Corp.	²	—	—	—		—	—	US$	4,150	—		—		—		—	—	US$	4,131
	Terwin Mtg Tr	²	—	—	—		—	—	US$	4,050	—		—		—		—	—	US$	4,014
	Wells Fargo Finl Auto Owner Tr	²	—	—	—		—	—	US$	4,893	—		—		—		—	—	US$	4,885
	Wells Fargo Mtg Bkd Secs	²	—	—	—		—	—	US$	3,772	—		—		—		—	—	US$	3,128
	WFS Finl 2004 4 Owner Tr	²	—	—	—	US$	5,399	—		—	—	US$	3,346	US$	3,400	US$	(54)	—	US$	1,672

Note 1:	The proceeds of bond investments matured are excluded.

Note 2:	The ending balance included the amortization of premium or discount on bond investments and valuation gain or loss.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited
ACQUISITION OF INDIVIDUAL REAL ESTATES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company	Types of		Transaction				Nature of	Prior Transaction of Related Counter-party				Price	Purpose of
Name	Property	Transaction Date	Amount		Payment Term	Counter-party	Relationship	Owner	Relationship	Transfer Date	Amount	Reference	Acquisition	Other Terms
The Company	Fab. 14	January 6, 2006		$854,000	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	March 30, 2006	US $	3,340	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 2, 2006		$197,500	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 26, 2006	EUR	2,733	By the construction progress	Siemens Limited	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 30, 2006		$517,500	By the construction progress	United Steel Engineering & Construction Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2006
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
				Transaction Details			Abnormal Transaction		Receivable
			Purchase/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationship	Sale	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note
The Company	TSMC-North America	Subsidiary	Sales	$94,075,632	58	Net 30 days after invoice date	—	—	$22,374,338	52
	Philips	Major shareholder	Sales	2,318,898	2	Net 30 days after monthly closing	—	—	382,251	1
	GUC	Investee over which the Company had a controlling interest	Sales	332,080	—	Net 30 days after monthly closing	—	—	148,386	—
	WaferTech	Indirect subsidiary	Purchases	6,505,148	28	Net 30 days after monthly closing	—	—	(1,155,023)	11
	SSMC	Investee accounted for using equity method	Purchases	3,718,466	16	Net 30 days after monthly closing	—	—	(662,385)	7
	TSMC-Shanghai	Subsidiary	Purchases	1,918,584	8	Net 30 days after monthly closing	—	—	(401,379)	4
	VIS	Investee accounted for using equity method	Purchases	1,712,082	7	Net 30 days after monthly closing	—	—	(943,129)	9

GUC	TSMC-North America	The same Parent	Purchases	253,238	51	Net 30 days after invoice date	—	—	(75,348)	27

Note:	The terms of sales to related parties were not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
JUNE 30, 2006
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
					Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Amounts	Action Taken	Period	Debts
The Company	TSMC-North America	Subsidiary	$22,579,665	42 days	$5,809,994	—	$8,734,125	$—
	Philips	Major shareholder	382,251	38 days	21,743	Accelerate demand on account receivables	20,826	—
	GUC	Investee over which the Company had a controlling interest	148,386	54 days	2,019	—	60,991	—
	VIS	Investee accounted for using equity method	688,807	Note	6,668	Accelerate demand on account receivables	—	—
	TSMC Technology	Indirect subsidiaries	485,449	Note	495	Accelerate demand on account receivables	—	—
	TSMC-Shanghai	Subsidiary	167,585	Note	32,343	Accelerate demand on account receivables	—	—

Note:	The ending balance primarily consisted of other receivables, it is not applicable for the calculation of the turnover rate.

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
JUNE 30, 2006
(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of June 30, 2006			Net Income	Equity in the
					December 31,	Shares (in	Percentage of	Carrying	(Losses) of the	Earnings
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2006	2005	Thousands)	Ownership	Value (Note)	Investee	(Losses)	Note
The Company	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	$31,445,780	$31,445,780	987,968	100	$25,984,419	$2,264,286	$2,264,286	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	—	100	9,093,788	(302,853)	(302,853)	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	6,408,190	6,408,190	382	32	5,094,733	2,916,458	933,267	Investee accounted for using equity method
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	437,891	27	5,087,101	1,043,109	231,525	Investee accounted for using equity method
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,225,071	137,223	137,223	Subsidiary
	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	1,790,365	24,647	24,647	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,455,564	1,545,288	—	99	1,050,087	114,784	114,211	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	736,934	654,509	—	98	707,835	(9,355)	(9,169)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	409,920	409,920	40,147	45	447,762	31,320	14,971	Investee over which the Company had a controlling interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies	146,454	—	—	98	145,055	(5,744)	(5,630)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	113,574	99,216	(5,687)	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	113,246	100,327	(5,367)	Subsidiary
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	96,536	798	798	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	36,909	12,048	12,048	Subsidiary
	TSMC-Korea	Seoul, Korea	Marketing activities	13,656	—	80	100	13,752	112	112	Subsidiary

Note:	The treasury stock is deducted from the carrying value.

TABLE 9
Taiwan Semiconductor Manufacturing Company Limited
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE SIX MONTHS ENDED JUNE 30, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Accumulated				Accumulated
					Outflow of				Outflow of
					Investment				Investment
		Total Amount			from Taiwan as				from Taiwan as					Accumulated
		of Paid-in			of		Investment Flows		of			Equity in the		Inward
		Capital			January 1, 2006		Outflow		June 30, 2006			Earnings	Carrying Value	Remittance of
	Main Businesses and	(RMB in		Method of	(US$ in		(US$ in		(US$ in		Percentage of	(Losses)	as of	Earnings as of
Investee Company	Products	Thousand)		Investment	Thousand)		Thousand)	Inflow	Thousand)		Ownership	(Note 2)	June 30, 2006	June 30, 2006
TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers		$12,180,367	(Note 1)	$12,180,367		$—	$—	$12,180,367		100%	$(302,853)	$9,093,788	$—
		(RMB	3,070,623)		(US$	371,000)			(US$	371,000)

Accumulated Investment in Mainland		Investment Amounts Authorized by
China as of June 30, 2006		Investment Commission, MOEA		Upper Limit on Investment
(US$ in Thousand)		(US$ in Thousand)		(US$ in Thousand)
	$12,180,367		$12,180,367		$12,180,367
(US$	371,000)	(US$	371,000)	(US$	371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2:	Amount was recognized based on the audited financial statements.

Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries
Consolidated Financial Statements for the
Six Months Ended June 30, 2006 and 2005 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of June 30, 2006 and 2005, and the results of their consolidated operations and their consolidated cash flows for the six months then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.
July 12, 2006
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Par Value)

	2006		2005
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$141,451,709	24	$88,405,154	17
Financial assets at fair value through profit or loss (Notes 2, 3 and 5)	1,970,690	—	315,550	—
Available-for-sale financial assets (Notes 2, 3 and 6)	62,429,761	11	48,298,762	10
Held-to-maturity financial assets (Notes 2, 3 and 7)	5,738,737	1	1,109,846	—
Notes and accounts receivable	44,231,283	8	36,302,501	7
Receivables from related parties (Note 25)	387,388	—	740,202	—
Allowance for doubtful receivables (Note 2)	(991,840)	—	(984,650)	—
Allowance for sales returns and others (Note 2)	(5,657,954)	(1)	(3,963,039)	(1)
Other receivables from related parties (Note 25)	798,883	—	161,859	—
Other financial assets (Note 3)	1,625,406	—	1,816,025	1
Inventories, net (Notes 2 and 8)	20,051,180	3	15,158,776	3
Deferred income tax assets (Notes 2 and 18)	6,258,263	1	5,408,883	1
Prepaid expenses and other current assets (Note 3)	1,396,823	—	1,230,671	—

Total current assets	279,690,329	47	194,000,540	38

LONG-TERM INVESTMENTS (Notes 2, 3, 6, 7, 9 and 10)
Available-for-sale financial assets	4,955,849	1	24,646	3
Held-to-maturity financial assets	23,524,067	4	27,297,965	2
Financial assets carried at cost	3,287,050	—	3,255,358	1
Investments accounted for using equity method	11,011,139	2	8,629,444	2

Total long-term investments	42,778,105	7	39,207,413	8

PROPERTY, PLANT AND EQUIPMENT (Notes 2 and 11)
Cost
Land and land improvements	839,539	—	795,981	—
Buildings	106,751,906	18	102,814,480	20
Machinery and equipment	534,997,102	90	488,162,101	95
Office equipment	9,901,513	2	9,261,975	2
Leased assets	595,172	—	560,957	—

	653,085,232	110	601,595,494	117
Accumulated depreciation	(429,993,526)	(72)	(365,018,772)	(71)
Advance payments and construction in progress	28,038,154	5	20,429,713	4

Net property, plant and equipment	251,129,860	43	257,006,435	50

GOODWILL (Note 2)	5,953,802	1	6,441,721	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 18)	7,428,728	1	6,338,720	1
Deferred charges, net (Notes 2 and 12)	6,512,023	1	8,210,644	2
Refundable deposits	106,600	—	114,435	—
Others	143,562	—	101,340	—

Total other assets	14,190,913	2	14,765,139	3

TOTAL	$593,743,009	100	$511,421,248	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans (Note 13)	$—	—	$316,180	—
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 5)	601,086	—	841,617	—
Accounts payable	8,676,146	2	6,365,721	1
Payables to related parties (Note 25)	1,605,514	—	1,239,322	—
Income tax payable (Notes 2 and 18)	4,602,621	1	444,303	—
Cash dividends and bonus payable (Note 20)	65,174,870	11	49,506,027	10
Payables to contractors and equipment suppliers	17,214,474	3	11,383,836	3
Accrued expenses and other current liabilities (Notes 2, 3 and 16)	9,920,464	2	9,459,152	2
Current portion of bonds payable and long-term bank loans (Notes 14 and 15)	2,505,489	—	10,505,489	2

Total current liabilities	110,300,664	19	90,061,647	18

LONG-TERM LIABILITIES
Bonds payable (Note 14)	17,000,000	3	19,500,000	4
Long-term bank loans (Note 15)	651,604	—	957,510	—
Other long-term payables (Note 16)	8,466,995	2	8,020,949	2
Other payables to related parties (Notes 25 and 28)	1,085,366	—	1,727,133	—
Obligations under capital leases (Note 2)	595,172	—	560,957	—

Total long-term liabilities	27,799,137	5	30,766,549	6

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	3,495,542	1	3,424,325	1
Guarantee deposits (Note 28)	3,357,528	—	1,518,850	—
Deferred credits (Notes 2 and 25)	1,219,120	—	673,746	—
Others	71,794	—	35,297	—

Total other liabilities	8,143,984	1	5,652,218	1

Total liabilities	146,243,785	25	126,480,414	25

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — $10 par value
Authorized: 27,050,000 thousand shares
Issued: 25,823,357 thousand shares in 2006,
24,726,129 thousand shares in 2005	258,233,569	43	247,261,288	48

Capital surplus (Notes 2 and 20)	53,822,486	9	56,720,875	11

Retained earnings (note 20)
Appropriated as legal capital reserve	43,705,711	7	34,348,208	7
Appropriated as special capital reserve	640,742	—	2,226,427	1
Unappropriated earnings	92,376,976	16	47,808,698	9

	136,723,429	23	84,383,333	17

Others (Notes 2 and 3)
Cumulative translation adjustments	(1,145,616)	—	(2,612,996)	(1)
Unrealized gain on financial instruments	116,554	—	—	—

	(1,029,062)	—	(2,612,996)	(1)

Treasury stock (at cost, Notes 2 and 22)
33,926 thousand shares in 2006 and 46,862 thousand shares in 2005	(918,075)	—	(1,552,573)	—

Equity attributable to shareholders of the parent	446,832,347	75	384,199,927	75

MINORITY INTERESTS (Note 2)	666,877	—	740,907	—

Total shareholders’ equity	447,499,224	75	384,940,834	75

TOTAL	$593,743,009	100	$511,421,248	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Consolidated Earnings Per Share)

	2006		2005
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 25)	$163,304,513		$118,589,458

SALES RETURNS AND ALLOWANCES (Note 2)	3,336,353		1,753,728

NET SALES	159,968,160	100	116,835,730	100

COST OF SALES (Notes 19 and 25)	79,742,976	50	70,903,582	61

GROSS PROFIT	80,225,184	50	45,932,148	39

OPERATING EXPENSES (Notes 19)
Research and development	7,839,586	5	6,973,117	5
General and administrative	4,046,885	3	4,766,049	4
Marketing	2,113,687	1	1,810,727	2

Total operating expenses	14,000,158	9	13,549,893	11

INCOME FROM OPERATIONS	66,225,026	41	32,382,255	28

NON-OPERATING INCOME AND GAINS
Interest income (Notes 2 and 3)	2,136,142	1	1,307,115	1
Equity in earnings of equity method investees, net (Notes 2 and 10)	1,249,875	1	623,046	1
Gain on disposal of financial instruments, net (Notes 2, 3, 5 and 24)	812,356	1	1,442,104	1
Settlement income (Note 27)	483,840	—	786,750	1
Subsidy income	329,312	—	311,846	—
Technical service income (Notes 25 and 28)	302,720	—	186,962	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 25)	176,277	—	35,808	—
Others (Note 25)	227,921	—	220,040	—

Total non-operating income and gains	5,718,443	3	4,913,671	4

NON-OPERATING EXPENSES AND LOSSES
Foreign exchange loss, net (Notes 2 and 3)	1,244,308	1	2,004,430	2
Valuation loss on financial instruments, net (Notes 2, 3, 5 and 24)	770,634	—	40,971	—
Interest expense (Notes 2 and 3)	437,365	—	718,599	1
Loss on impairment of financial assets (Note 2)	171,394	—	88,486	—
Loss on idle assets	37,283	—	106,972	—
(Continued)

	2006		2005
	Amount	%	Amount	%
Loss on disposal of property, plant and equipment (Note 2)	$9,211	—	$53,625	—
Others	82,734	—	75,003	—

Total non-operating expenses and losses	2,752,929	1	3,088,086	3

INCOME BEFORE INCOME TAX	69,190,540	43	34,207,840	29

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 18)	(4,135,397)	(2)	1,003,785	1

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	65,055,143	41	35,211,625	30

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF INCOME TAX BENEFIT OF NT$82,062 THOUSAND (Note 3)	1,606,749	1	—	—

NET INCOME	$66,661,892	42	$35,211,625	30

ATTRIBUTABLE TO:
Shareholders of the parent	$66,608,628	42	$35,187,334	30
Minority interests	53,264	—	24,291	—

	$66,661,892	42	$35,211,625	30

	2006		2005
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
CONSOLIDATED EARNINGS PER SHARE (NT$, Note 23)
Basic earnings per share	$2.74	$2.58	$1.33	$1.37

Diluted earnings per share	$2.74	$2.58	$1.33	$1.37

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
				Retained Earnings					Unrealized
	Capital Stock				Special			Cumulative	Gain on					Total
	Shares		Capital	Legal Capital	Capital	Unappropriated		Translation	Financial		Treasury		Minority	Shareholders’
	(Thousand)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Total	Stock	Total	Interests	Equity
BALANCE, JANUARY 1, 2006	24,730,025	$247,300,246	$57,117,886	$34,348,208	$2,226,427	$106,196,399	$142,771,034	$(640,742)	$—	$(640,742)	$(918,075)	$445,630,349	$608,359	$446,238,708

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	9,357,503	—	(9,357,503)	—	—	—	—	—	—	—	—
Special capital reserve	—	—	—	—	(1,585,685)	1,585,685	—	—	—	—	—	—	—	—
Employees’ profit sharing — in cash	—	—	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—	(3,432,129)	—	(3,432,129)
Employees’ profit sharing — in stock	343,213	3,432,129	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—	—	—	—
Cash dividends — NT$2.50 per share	—	—	—	—	—	(61,825,061)	(61,825,061)	—	—	—	—	(61,825,061)	—	(61,825,061)
Stock dividends — NT$0.15 per share	370,950	3,709,504	—	—	—	(3,709,504)	(3,709,504)	—	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(257,410)	(257,410)	—	—	—	—	(257,410)	—	(257,410)

Capital surplus transferred to capital stock	370,950	3,709,504	(3,709,504)	—	—	—	—	—	—	—	—	—	—	—

Issuance of stock from exercising stock options	8,219	82,186	243,864	—	—	—	—	—	—	—	—	326,050	—	326,050

Adjustment arising from changes in percentage of ownership in investees	—	—	87,920	—	—	—	—	—	—	—	—	87,920	—	87,920

Cash dividends received by subsidiaries from parent company	—	—	82,320	—	—	—	—	—	—	—	—	82,320	—	82,320

Net income for the six months ended June 30, 2006	—	—	—	—	—	66,608,628	66,608,628	—	—	—	—	66,608,628	53,264	66,661,892

Translation adjustments	—	—	—	—	—	—	—	(504,874)	—	(504,874)	—	(504,874)	8,765	(496,109)

Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	102,614	102,614	—	102,614	4,614	107,228

Equity in valuation gain on available-for-sale financial assets of equity method investees	—	—	—	—	—	—	—	—	13,940	13,940	—	13,940	—	13,940

Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	(8,125)	(8,125)

BALANCE, JUNE 30, 2006	25,823,357	$258,233,569	$53,822,486	$43,705,711	$640,742	$92,376,976	$136,723,429	$(1,145,616)	$116,554	$(1,029,062)	$(918,075)	$446,832,347	$666,877	$447,499,224

BALANCE, JANUARY 1, 2005	23,251,964	$232,519,637	$56,537,259	$25,528,007	$—	$88,202,009	$113,730,016	$(2,226,427)	$—	$(2,226,427)	$(1,595,186)	$398,965,299	$75,737	$399,041,036

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	8,820,201	—	(8,820,201)	—	—	—	—	—	—	—	—
Special capital reserve	—	—	—	—	2,226,427	(2,226,427)	—	—	—	—	—	—	—	—
Employees’ profit sharing — in cash	—	—	—	—	—	(3,086,215)	(3,086,215)	—	—	—	—	(3,086,215)	—	(3,086,215)
Employees’ profit sharing — in stock	308,622	3,086,215	—	—	—	(3,086,215)	(3,086,215)	—	—	—	—	—	—	—
Cash dividends — NT$2.00 per share	—	—	—	—	—	(46,504,097)	(46,504,097)	—	—	—	—	(46,504,097)	—	(46,504,097)
Stock dividends — NT$0.50 per share	1,162,602	11,626,024	—	—	—	(11,626,024)	(11,626,024)	—	—	—	—	—	—	—
Bonus to directors and supervisors — in cash	—	—	—	—	—	(231,466)	(231,466)	—	—	—	—	(231,466)	—	(231,466)

Issuance of stock from exercising stock options	2,941	29,412	87,806	—	—	—	—	—	—	—	—	117,218	—	117,218

Adjustment arising from changes in percentage of ownership in investees	—	—	4,774	—	—	—	—	—	—	—	—	4,774	—	4,774

Cash dividends received by subsidiaries from parent company	—	—	84,285	—	—	—	—	—	—	—	—	84,285	—	84,285

Net income for the six months ended June 30, 2005	—	—	—	—	—	35,187,334	35,187,334	—	—	—	—	35,187,334	24,291	35,211,625

Translation adjustments	—	—	—	—		—	—	(386,569)	—	(386,569)	—	(386,569)	(13,668)	(400,237)

Treasury stock transactions — sales of parent company stock held by subsidiaries	—	—	6,751	—	—	—	—	—	—	—	42,613	49,364	—	49,364

Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	654,547	654,547

BALANCE, JUNE 30, 2005	24,726,129	$247,261,288	$56,720,875	$34,348,208	$2,226,427	$47,808,698	$84,383,333	$(2,612,996)	$—	$(2,612,996)	$(1,552,573)	$384,199,927	$740,907	$384,940,834

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(In Thousands of New Taiwan Dollars)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$66,608,628	$35,187,334
Net income attributable to minority interests	53,264	24,291
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,621,785	37,917,458
Amortization of premium/discount of financial assets, net	43,781	58,771
Loss on impairment of financial assets	171,394	88,486
Loss (gain) on disposal of available-for-sale financial assets	(51,671)	111,808
Gain on disposal of financial assets carried at cost	—	(94)
Equity in earnings of equity method investees, net	(1,249,875)	(623,046)
Gain on disposal of property, plant and equipment and other assets, net	(167,066)	17,817
Loss on idle assets	37,283	106,972
Deferred income tax	250,733	(1,179,638)
Net changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	166,562	1,905,815
Notes and accounts receivable	(1,149,008)	(4,861,416)
Receivables from related parties	305,878	126,139
Allowance for doubtful receivables	11,246	(1,847)
Allowance for sales returns and others	1,340,541	620,589
Other receivables from related parties	413,595	(20,281)
Other financial assets	(7,609)	(842,265)
Inventories	(2,322,877)	454,008
Prepaid expenses and other current assets	23,618	1,028,107
Increase (decrease) in:
Accounts payable	(745,306)	(1,121,457)
Payables to related parties	(137,555)	(1,572,227)
Income tax payable	587,170	33,947
Accrued expenses and other current liabilities	(436,589)	(526,717)
Accrued pension cost	21,158	308,978
Deferred credits	(84,275)	—

Net cash provided by operating activities	99,304,805	67,241,532

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(64,826,510)	(42,911,838)
Held-to-maturity financial assets	(7,754,790)	(3,485,821)
Financial assets carried at cost	(289,572)	(185,834)
Property, plant and equipment	(32,900,861)	(55,769,360)
Investments accounted for using equity method	(48,084)	—
Proceeds from disposal of:
Available-for-sale financial assets	44,169,400	44,244,414
Redemption of held-to-maturity financial assets upon maturity	7,837,000	4,914,180
(Continued)

	2006	2005
Financial assets carried at cost	$—	$19,860
Property, plant and equipment and other assets	247,133	127,264
Increase in deferred charges	(739,933)	(506,210)
Decrease (increase) in refundable deposits	202	(3,147)
Decrease (increase) in other assets	(55,749)	416

Net cash used in investing activities	(54,361,764)	(53,556,076)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term bank loans	(328,500)	(63,236)
Repayments of long-term bank loans	(2,745)	(944,100)
Increase in guarantee deposits	461,098	1,105,969
Bonus to directors and supervisors	(257,410)	(231,466)
Proceeds from:
Disposal of treasury stock	—	49,364
Exercise of employee stock options	326,050	117,218
Increase (decrease) in minority interests	(8,125)	11,571

Net cash provided by financing activities	190,368	45,320

NET INCREASE IN CASH AND CASH EQUIVALENTS	45,133,409	13,730,776

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(165,407)	(109,281)

EFFECT OF FIRST INCLUSION FOR CONSOLIDATION OF CERTAIN SUBSIDIARIES	—	481,308

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	96,483,707	74,302,351

CASH AND CASH EQUIVALENTS, END OF PERIOD	$141,451,709	$88,405,154

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$608,339	$659,902

Income tax paid	$3,391,986	$148,831

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$41,049,299	$34,127,442
Decrease (increase) in payables to contractors and equipment suppliers	(8,148,438)	22,045,021
Increase in other long-term payables	—	(403,103)

Cash paid	$32,900,861	$55,769,360

NONCASH FINANCING ACTIVITIES
Current portion of long-term liabilities	$2,505,489	$10,505,489

Current portion of other long-term payables (classified under accrued expenses and other current liabilities)	$940,123	$1,417,437

The accompanying notes are an integral part of the consolidated financial statements. (Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
1. GENERAL
Taiwan Semiconductor Manufacturing Company, Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).
TSMC is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.
As of June 30, 2006 and 2005, TSMC and its subsidiaries had 23,044 and 20,991 employees, respectively.
2. SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.
For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.
Significant accounting policies are summarized as follows:
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of
		Ownership at
Name of Investor	Name of Investee	June 30, 2006	Remark
TSMC	TSMC North America (TSMC-NA)	100%	—
	TSMC Japan K. K. (TSMC-Japan)	100%	—
	Taiwan Semiconductor Manufacturing Company Korea (TSMC-Korea)	100%	TSMC-Korea was established in May 2006.
	TSMC International Investment Ltd. (TSMC International)	100%	—
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	—
	TSMC (Shanghai) Company Limited (TSMC-Shanghai)	100%	—
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	36%	TSMC and Hsin Ruey held in aggregate a 100% ownership of Chi Cherng. As of June 30, 2006, Chi Cherng held 16,947 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).
	Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	36%	TSMC and Chi Cherng held in aggregate a 100% ownership of Hsin Ruey. As of June 30, 2006, Hsin Ruey held 16,979 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	VTAF III was established in April 2006.
	Global Unichip Corporation (GUC)	45%	GUC became a consolidated entity of TSMC as GUC’s president was assigned by TSMC and TSMC has control over the financial, operating and personnel hiring decisions of GUC.
(Continued)

		Percentage of
		Ownership at
Name of Investor	Name of Investee	June 30, 2006	Remark
	VisEra Technology Company, Ltd. (VisEra)	—
VisEra president was assigned by TSMC. However, due to the changes in investment structure, TSMC no longer had a controlling interest in VisEra beginning in November 2005 resulting in VisEra being no longer treated as a consolidated entity.

TSMC International	TSMC Technology, Inc. (TSMC Technology)	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC (ISDF II)	97%	—
TSMC Development	WaferTech, LLC (WaferTech)	99.996%	—
GUC	Global Unichip Corp.-North America (GUC-NA)	100%	GUC-NA, a subsidiary of GUC, became a consolidated entity of TSMC in 2005 since TSMC has control over GUC.
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	GUC-Japan, a subsidiary of GUC, became a consolidated entity of TSMC in 2005 since TSMC has control over GUC.
The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of June 30, 2006:

TSMC-NA is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC-Japan, TSMC-Korea and TSMC-Europe are engaged mainly in marketing activities. TSMC International is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC-Shanghai is engaged in the manufacturing and selling of integrated circuits and pursuant to the orders from and product design specifications provided by customers. TSMC Partners, TSMC Development, Chi Cherng and Hsin Ruey are engaged in investing activities. Emerging Alliance, VTAF II, VTAF III, ISDF and ISDF II are engaged in investing in new start-up technology companies. TSMC Technology is engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA and GUC-Japan are engaged in providing products consulting in North America and Japan, respectively.
TSMC together with its consolidated entities are hereinafter referred to collectively as the “Company”.
Minority interests in subsidiaries aforementioned are presented as a separate component of shareholders’ equity.
Use of Estimates
The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
Classification of Current and Noncurrent Assets and Liabilities
Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations expected to be due within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.
Cash Equivalents
Repurchase agreements collateralized by government bonds, notes and treasury bills acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.
Financial Assets/Liabilities at Fair Value Through Profit or Loss
Derivatives that do not meet the criteria for hedge accounting and financial assets acquired principally for the purpose of selling them in the near term are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives and financial assets are remeasured at fair value subsequently with the changes in fair value recognized in current income. A regular way purchase or sale of financial assets is recognized and derecognized using settlement date accounting.
Fair value is determined as follows: Publicly-traded stocks — closing price at the balance sheet date; and derivatives — using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-Sale Financial Assets
Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. The changes in fair value from a subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is determined as follows: Beneficiary certificates of open-end funds — net asset value at the balance sheet date; publicly-traded stocks — closing price at the balance sheet date; and other debt securities — average of bid and asked prices at the balance sheet date.
Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as reductions to the original cost of investment if such dividends are declared on the earnings of the investees attributable to periods prior to the purchase of the investments. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares. Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.
Held-to-Maturity Financial Assets
Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Earnings or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount of the financial asset that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.
Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, shipment is made, price is fixed or determinable, and collectibility is reasonably assured. Revenues from the design and manufacturing of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by customers. Provisions for estimated sales returns and other allowances are generally recorded in the period the related revenue is recognized based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.
Inventories
Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Period-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.
Financial Assets Carried at Cost
Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost, such as non-publicly traded stocks and mutual funds. The costs of funds and non-publicly traded stocks are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.
The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.
Investments Accounted for Using Equity Method
Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The difference, if any, between the cost of investment and the Company’s proportionate share of the investee’s equity was previously amortized by the straight-line method over five years and was also recorded in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments in Equity Securities” (SFAS No. 5), investment premiums, representing goodwill, are no longer being amortized; while investment discounts continue to be amortized over the remaining periods. When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss charged to current income.
When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share in the investee’s net equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, translation adjustments will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.
Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.
Depreciation is computed using the straight-line method over the following estimated service lives: Land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 3 to 10 years; office equipment — 3 to 15 years and leased assets — 20 years.
Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss credited or charged to non-operating gains or losses in the period of sale or disposal.
Goodwill
Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill was previously amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised SFAS No. 25, “Business Combinations — Accounting Treatment under Purchase Method” (SFAS No. 25), goodwill is no longer amortized and is assessed for impairment at least on an annual basis. If an event occurs or circumstances change which indicated that fair value of goodwill is more likely than not below its carrying amount, an impairment loss is charged to current income. A subsequent recovery in fair value of goodwill is not allowed.
Deferred Charges
Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 2 to 5 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Pension Costs
For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during service periods. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.
Income Tax
The Company applies intra-period and inter-period allocations for its income tax whereby (1) a portion of current income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.
Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.
Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.
Income tax on unappropriated earnings (excluding earnings from foreign consolidating subsidiaries) of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.
The R.O.C. government enacted the Alternative Minimum Tax Act (AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.
Stock-based Compensation
Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is charged to expense over the employee vesting period.
Treasury Stock
TSMC’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by the subsidiaries and cash dividends received by the subsidiaries from TSMC are recorded under capital surplus — treasury stock transactions.
Foreign-currency Transactions
Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in current income.

Translation of Foreign-currency Financial Statements
SFAS No. 14, “Accounting for Foreign-currency Translation” applies to foreign subsidiaries that use the local currency as their functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — spot rate at period-end; shareholders’ equity — historical rates; income and expenses — average rate during the period. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.
3.	ACCOUNTING CHANGES

On January 1, 2006, the Company adopted the newly released SFAS No. 34, “Accounting for Financial Instruments” (SFAS No. 34) and No. 36, “Disclosure and Presentation for Financial Instruments” and related revisions of previously released SFASs.
a.	Effect of adopting the newly released SFASs and related revisions of previously released SFASs

The Company had properly categorized its financial assets and liabilities upon the initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; on the other hand, the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders’ equity.

The effect of adopting the newly released SFASs is summarized as follows:

	Recognized as
	Cumulative
	Effect of	Recognized as
	Changes in	a Separate
	Accounting	Component of
	Principles	Shareholders’
	(Net of Tax)	Equity
Financial assets or liabilities at fair value through profit or loss	$1,606,749	$—
Available-for-sale financial assets	—	306,531

	$1,606,749	$306,531

The adoption of the newly released SFASs resulted in a decrease in net income before cumulative effect of changes in accounting principles of NT$839,900 thousand, an increase in net income of NT$766,849 thousand, and an increase in basic earnings per share (after income tax) of NT$0.03, for the six months ended June 30, 2006.
Effective January 1, 2006, the Company adopted the newly revised SFAS No. 5 and SFAS No. 25, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized. Such a change in accounting principle did not have a material effect on the Company’s financial statements as of and for the six months ended June 30, 2006.

b.	Reclassifications

Upon the adoption of SFAS No. 34, certain accounts in the consolidated financial statements as of and for the six months ended June 30, 2005 were reclassified to conform with the consolidated financial statements as of and for the six months ended June 30, 2006. The previous issued consolidated financial statements as of and for the six months ended June 30, 2005 need not be restated.

Certain accounting policies prior to the adoption of the newly released SFASs are summarized as follows:
1)	Short-term investments

Short-term investments that were publicly-traded, easily converted to cash, and not acquired for the purpose of controlling the investees or establishing close business relationship with the investees were carried at the lower of cost or market value at the balance sheet date, with any temporary decline in value charged to current income. The market value of publicly-traded stocks was determined using the average-closing prices for the last month of the period.

2)	Derivative financial instruments

The Company entered into forward exchange contracts to manage foreign exchange exposures on foreign-currency-denominated assets and liabilities. The contracts were recorded in New Taiwan dollars at the current rate of exchange at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted forward rates were amortized over the terms of the forward contracts using the straight-line method. At the end of each period, the receivables or payables arising from forward contracts were restated using the prevailing exchange rates with the resulting differences credited or charged to income. In addition, the receivables and payables related to the same forward contracts were netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement was credited or charged to income in the period of settlement.

The Company entered into cross currency swap contracts to manage currency exposures on foreign-currency-denominated assets and liabilities. The principal amount was recorded using the current rates at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted rates were amortized over the terms of the contracts using the straight-line method. At the end of each period, the receivables or payables arising from cross-currency swap contracts were restated using the prevailing exchange rate with the resulting differences credited or charged to income. In addition, the receivables and payables related to the contracts of the same counter party were netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date was recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement was credited or charged to income in the period of settlement.

The Company entered into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. These transactions were accounted for on an accrual basis, in which the cash settlement receivable or payable was recorded as an adjustment to interest income or expense associated with the hedged items.

Certain accounts in the consolidated financial statements as of and for the six months ended June 30, 2005 have been reclassified to conform to the classifications prescribed by the newly released and revised SFASs. The reclassifications of the whole or a part of the account balances of certain accounts are summarized as follows:

	Before	After
	Reclassification	Reclassification
Balance sheet

Short-term investments, net	$49,558,447	$—
Other financial assets	78,900	—
Prepaid expenses and other current assets	42,941	—
Long-term investments accounted for using cost method	3,323,874	—
Long-term bonds investment	16,342,005	—
Other long-term investments	10,955,960	—
Accrued expenses and other current liabilities	(841,617)	—
Financial assets at fair value through profit or loss	—	315,550
Financial liabilities at fair value through profit or loss	—	(841,617)
Available-for-sale financial assets	—	48,323,408
Held-to-maturity financial assets	—	28,407,811
Financial assets carried at cost	—	3,255,358

	$79,460,510	$79,460,510

Statement of income

Interest income	$449,756	$—
Foreign exchange gain, net	1,837,806	—
Interest expense	(781,134)	—
Unrealized valuation loss on short-term investments	(40,971)	—
Loss on disposal of investment, net	(64,324)	—
Gain on disposal of financial instruments, net	—	1,442,104
Valuation loss on financial instruments, net	—	(40,971)

	$1,401,133	$1,401,133

4. CASH AND CASH EQUIVALENTS

	June 30
	2006	2005
Cash and deposits in bank	$81,433,005	$57,966,352
Repurchase agreements collateralized by government bonds	59,351,764	29,804,199
Corporate notes	666,940	172,291
Treasury bills	—	349,892
Agency notes	—	112,420

	$141,451,709	$88,405,154

5.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2006	2005
Trading financial assets
Publicly-traded stocks	$1,648,234	$193,709
Forward exchange contracts	—	1,123
Cross currency swap contracts	322,456	120,718

	$1,970,690	$315,550

Trading financial liabilities
Forward exchange contracts	$9,442	$46,005
Cross currency swap contracts	591,644	795,612

	$601,086	$841,617

The Company entered into derivative contracts during the six months ended June 30, 2006 and 2005 to manage exposures due to the fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting prescribed by SFAS No. 34. Therefore, effective from January 1, 2006, the Company discontinued applying hedge accounting treatment for its derivative financial instruments.
Outstanding forward contracts as of June 30, 2006 and 2005:

			Contract
			Amount
	Currency	Maturity Date	(in Thousands)
June 30, 2006

Sell	US$/NT$	July 2006	US$	10,000
	EUR/US$	July 2006	EUR	10,000
Buy	US$/EUR	July 2006	EUR	1,134
	US$/JPY	July 2006	JPY	13,500

June 30, 2005

Sell	US$/NT$	July 2005 to August 2005	US$	103,000
	US$/NT$	July 2005	US$	6,500
Outstanding cross currency swap contracts as of June 30, 2006 and 2005:

	Contract			Range of
	Amount		Range of	Interest Rates
Maturity Date	(in Thousands)		Interest Rates Paid	Received
June 30, 2006

July 2006 to September 2006	US$	2,266,000	2.40%-5.57%	0.60%-2.78%

June 30, 2005

July 2005 to August 2005	US$	2,045,000	3.10%-3.40%	1.03%-1.22%

The Company did not enter into any interest rate swap contracts during the six months ended June 30, 2006. The Company rescinded all interest rate swap contracts in the first quarter of 2005 before their original maturities. The rescission loss of NT$28,295 thousand has been reclassified and included in the “losses on disposal of financial instruments” account.
Net gains arising from derivative financial instruments for the six months ended June 30, 2006 were NT$191,799 thousand (including realized settlement gains of NT$470,429 thousand and valuation losses of NT$278,630 thousand).
6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2006	2005
Beneficiary certificates of open-end funds	$22,157,124	$10,300,638
Corporate bonds	14,297,001	11,555,183
Agency bonds	13,787,394	11,511,740
Corporate issued asset-backed securities	10,921,185	11,419,169
Government bonds	4,831,843	2,741,122
Structured time deposits	498,190	—
Publicly-traded stocks	409,253	51,269
Money market funds	385,937	491,465
Corporate notes	97,683	158,052
Commercial papers	—	94,770

	67,385,610	48,323,408
Current portion	(62,429,761)	(48,298,762)

	$4,955,849	$24,646

The Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of June 30, 2006, the Company’s investment portfolios managed by these fund managers aggregated to an original amount of US$1,200,000 thousand. The investment portfolios included securities such as corporate bonds, agency bonds, asset-backed securities, government bonds and others. Securities acquired with maturities of less than three months from the date of purchase were classified as cash equivalents.
As of June 30, 2006, structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying	Range of
	Amount	Amount	Interest Rates	Maturity Date
Step-up callable deposits
Domestic deposits	$500,000	$498,190	1.76%	March 2008

The interest rate of the step-up callable deposits is pre-determined by the Company and the banks.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2006	2005
Corporate bonds	$12,895,132	$5,634,705
Structured time deposits	11,127,780	10,955,960
Government bonds	5,239,892	11,817,146

	29,262,804	28,407,811
Current portion	(5,738,737)	(1,109,846)

	$23,524,067	$27,297,965

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates		Maturity Date
June 30, 2006

Step-up callable deposits
Domestic deposits	$4,000,000	$27,016	1.40%-2.01%		June 2007 to March 2009
Callable range accrual deposits
Domestic deposits	3,887,880	4,725	(See below	)	September 2009 to December 2009
Foreign deposits	3,239,900	4,914	(See below	)	October 2009 to January 2010

	$11,127,780	$36,655

June 30, 2005

Step-up callable deposits
Domestic deposits	$4,000,000	$18,027	1.40%-2.44%		July 2006 to August 2007
Callable range accrual deposits
Domestic deposits	3,794,160	8,266	(See below	)	September 2009 to December 2009
Foreign deposits	3,161,800	11,971	(See below	)	October 2009 to January 2010

	$10,955,960	$38,264

The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the deposits, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.
As of June 30, 2006 and 2005, the principal of the deposits that resided in banks located in Hong Kong amounted to US$80,000 thousand; those resided in banks located in Singapore amounted to US$20,000 thousand.

8.	INVENTORIES, NET

	June 30
	2006	2005
Finished goods	$4,298,472	$2,746,425
Work in process	14,439,386	12,145,548
Raw materials	1,299,483	992,651
Supplies and spare parts	1,042,615	1,141,717

	21,079,956	17,026,341
Allowance for losses	(1,028,776)	(1,867,565)

	$20,051,180	$15,158,776

9.	FINANCIAL ASSETS CARRIED AT COST

	June 30
	2006	2005
Non-publicly traded stocks	$2,940,582	$2,952,919
Funds	346,468	302,439

	$3,287,050	$3,255,358

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2006		2005
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
Vanguard International Semiconductor Corporation (VIS)	$5,135,185	27	$5,115,164	27
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	5,094,733	32	3,514,280	32
VisEra Holding Company (VisEra Holding)	781,221	48	—	—

	$11,011,139		$8,629,444

For the six months ended June 30, 2006 and 2005, net equity in earnings recognized from the equity method investees were NT$1,249,875 thousand and NT$623,046 thousand, respectively. The carrying amounts of the investments accounted for using the equity method and the related equity in earnings or losses of equity method investees were determined based on the audited financial statements of the investees as of and for the same periods as the Company.

11.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	June 30
	2006	2005
Land improvements	$218,267	$184,622
Buildings	50,653,432	42,260,855
Machinery and equipment	371,700,414	316,242,660
Office equipment	7,342,367	6,283,931
Leased assets	79,046	46,704

	$429,993,526	$365,018,772

No interest was capitalized during the six months ended June 30, 2006 and 2005.
12.	DEFERRED CHARGES, NET

	June 30
	2006	2005
Technology license fees	$4,809,479	$5,929,347
Software and system design costs	1,552,297	2,114,718
Others	150,247	166,579

	$6,512,023	$8,210,644

13.	SHORT-TERM BANK LOANS

	June 30
	2006	2005
Unsecured loan:
US$10,000 thousand, repayable by June 2006, annual interest at 3.61%	$—	$316,180

14.	BONDS PAYABLE

	June 30
	2006	2005
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2005 and 2007 in two installments, 5.25% and 5.36% interest payable annually, respectively	$4,500,000	$15,000,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	15,000,000	15,000,000

	19,500,000	30,000,000
Current portion	(2,500,000)	(10,500,000)

	$17,000,000	$19,500,000

As of June 30, 2006, future principal repayments for the bonds were as follows:

Year of Repayment	Amount
2007	$7,000,000
2009	8,000,000
2010 and thereafter	4,500,000

$19,500,000

15.	LONG-TERM BANK LOANS

	June 30
	2006	2005
Secured loan:
US$20,000 thousand, repayable by November 2010 in 5 payments, annual interest at 5.66%	$648,123	$—
Unsecured loans:
Science Park Administration (SPA) SOC loan, repayable by July 2008 in 20 installments, interest-free	6,265	9,050
SPA DSP loan, repayable by April 2007 in 20 installments, interest-free	2,705	5,409
US$30,000 thousand, repaid in December 2005 before original maturities, annual interest at 3.60%	—	948,540

	657,093	962,999
Current portion	(5,489)	(5,489)

	$651,604	$957,510

As of June 30, 2006, assets of TSMC-Shanghai with an aggregate carrying amount of NT$4,828,782 thousand (RMB1,191,409 thousand) were provided as collateral for the aforementioned secured loan. Pursuant to the loan agreement, the annual audited financial statements of TSMC-Shanghai must comply with certain financial covenants.
As of June 30, 2006, future principal repayments under the Company’s long-term bank loans were as follows:

Year of Repayment	Amount
2006 (3rd to 4th quarter)	$2,745
2007	4,137
2008	131,711
2009	259,250
2010	259,250

$657,093

16. OTHER LONG-TERM PAYABLES

	June 30
	2006	2005
Payables for acquisition of property, plant and equipment (Note 28j)	$7,008,392	$6,376,813
Payables for royalties	2,398,726	3,061,573

	9,407,118	9,438,386

Current portion (classified under accrued expenses and other current liabilities)	(940,123)	(1,417,437)

	$8,466,995	$8,020,949

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.
As of June 30, 2006, future payments for other long-term payables were as follows:

Year of Payment	Amount
2006 (3rd to 4th quarter)	$493,300
2007	641,216
2008	335,006
2009	335,006
2010	335,006
2011 and thereafter	7,267,584

$9,407,118

17.	PENSION PLANS

The Labor Pension Act (the Act) became effective on July 1, 2005. The employees of TSMC and GUC who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act with their seniority as of July 1, 2005 retained or continue to be subject to the pension mechanism under the Labor Standards Law. Employees who joined TSMC and GUC after July 1, 2005 can only be subject to the pension mechanism under the Act.

The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, TSMC and GUC have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts starting from July 1, 2005. Furthermore, TSMC-NA and TSMC-Shanghai are required to make monthly contributions, at a certain percentage of the monthly basic salary of its local employees. Pursuant to the aforementioned Act and local regulations, the Company has made monthly contributions and recognized pension costs of NT$342,329 thousand and NT$20,334 thousand for the six months ended June 30, 2006 and 2005, respectively.

TSMC and GUC have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary at retirement. TSMC and GUC contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds). The Funds are administered by the pension fund monitoring committees and deposited in the committees’ names in the Central Trust of China.

Changes in the Funds and accrued pension cost under the defined benefit plans for the six months ended June 30, 2006 and 2005 are summarized as follows:

	Six Months Ended June 30
	2006	2005
The Funds
Balance, beginning of period	$1,669,102	$1,435,609
Contributions	132,536	123,331
Interest	34,467	15,629
Payments	(4,677)	(8,419)

Balance, end of period	$1,831,430	$1,566,150

Accrued pension cost
Balance, beginning of period	$3,473,941	$3,113,041
Accruals	21,601	310,849

Balance, end of period	$3,495,542	$3,423,890

18.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rates and income tax currently payable was as follows:

	Six Months Ended June 30
	2006	2005
Income tax expense based on “income before income tax” at statutory rate (25%)	$(18,266,397)	$(8,486,984)
Tax-exempt income	6,411,975	4,734,183
Temporary and permanent differences	1,144,388	(863,534)
Additional tax at 10% on unappropriated earnings	(1,170,031)	(1,495,145)
Cumulative effect of changes in accounting principles	82,062	—
Net operating loss carryforwards	6,785	—
Investment tax credits	7,462,975	5,896,073

Income tax currently payable	$(4,328,243)	$(215,407)

b. Income tax benefit (expense) consisted of the following:

Income tax currently payable	$(4,328,243)	$(215,407)
Other income tax adjustments	445,618	39,554
Net change in deferred income tax assets
Investment tax credits	(2,775,753)	2,534,406
Temporary differences	1,837,418	2,150,088
Net operating loss carryforwards	(865,927)	(409,319)
Adjustments in valuation allowance	1,551,490	(3,095,537)

Income tax benefit (expense)	$(4,135,397)	$1,003,785

c.	Net deferred income tax assets (liabilities) consisted of the following:

	June 30
	2006	2005
Current deferred income tax assets, net
Investment tax credits	$6,104,899	$5,347,938
Temporary differences	588,984	373,860
Net operating loss carryforwards	9,040	6,660
Valuation allowance	(444,660)	(319,575)

	$6,258,263	$5,408,883

Noncurrent deferred income tax assets, net
Investment tax credits	$15,196,138	$23,190,292
Temporary differences	(3,882,178)	(5,659,538)
Net operating loss carryforwards	5,303,080	6,369,671
Valuation allowance	(9,188,312)	(17,561,705)

	$7,428,728	$6,338,720

As of June 30, 2006, the net operating loss carryforwards were generated by WaferTech, TSMC Development, TSMC Technology and GUC and will expire on various dates through 2026.

d.	Integrated income tax information:

The balance of the imputation credit account (ICA) of TSMC as of June 30, 2006 and 2005 was NT$743,590 thousand and NT$15,569 thousand, respectively.

The expected and actual creditable ratio for distribution of TSMC’s earnings of 2005 and 2004 was 2.88% and 0.11%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may change when the actual distribution of imputation credits is made.

e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of June 30, 2006, the Company’s investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Regulation	Item	Amount	Amount	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$2,685,977	$172	2006
		4,113,449	1,144,070	2007
		6,809,568	6,809,568	2008
		6,049,452	6,049,452	2009
		1,722,682	1,722,682	2010

		$21,381,128	$15,725,944

(Continued)

		Total	Remaining
		Creditable	Creditable	Expiry
Regulation	Item	Amount	Amount	Year
Statute for Upgrading Industries	Research and development expenditures	$1,800,884	$20,404	2006
		1,282,439	1,282,439	2007
		1,669,220	1,669,220	2008
		1,605,163	1,605,163	2009
		816,735	816,735	2010

		$7,174,441	$5,393,961

Statute for Upgrading Industries	Personnel training	$27,357	$46	2006
		26,962	26,962	2007
		37,250	37,250	2008
		36,933	36,933	2009
		137	137	2010

		$128,639	$101,328

Statute for Upgrading Industries	Investments in important technology-based enterprises	$79,804	$79,804	2010

g.	The profits generated from the following expansion and construction projects of TSMC are exempt from income tax:

Tax-Exemption Periods
Construction of Fab 8 - module B	2002 to 2005
Expansion of Fab 2 - modules A and B, Fab 3 and Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007
h.	The tax authorities have examined income tax returns of TSMC through 2002.
19.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Six Months Ended June 30, 2006
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$6,081,251	$3,231,766	$9,313,017
Labor and health insurance	352,183	193,046	545,229
Pension	317,709	182,702	500,411
Meal	228,844	84,037	312,881
Welfare	114,761	85,204	199,965
Others	104,187	138,639	242,826

	$7,198,935	$3,915,394	$11,114,329

Depreciation	$32,621,813	$1,729,941	$34,351,754

Amortization	$725,722	$532,234	$1,257,956

	Six Months Ended June 30, 2005
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$5,001,599	$3,028,345	$8,029,944
Labor and health insurance	306,336	154,502	460,838
Pension	300,353	150,980	451,333
Meal	208,373	76,789	285,162
Welfare	72,674	42,701	115,375
Others	54,134	137,290	191,424

	$5,943,469	$3,590,607	$9,534,076

Depreciation	$34,223,394	$1,589,927	$35,813,321

Amortization	$814,085	$1,350,140	$2,164,225

20.	SHAREHOLDERS’ EQUITY
The Company has issued a total of 863,834 thousand ADSs which are traded on the NYSE as of June 30, 2006. The number of common shares represented by the ADSs is 4,319,169 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which is limited to a certain percentage of the paid-in capital of TSMC.
Capital surplus consisted of the following:

	June 30
	2006	2005
From merger	$24,003,546	$24,003,546
Additional paid-in capital	19,788,594	23,139,481
From convertible bonds	9,360,424	9,360,424
From treasury stock transactions	389,188	91,241
From long-term investments	280,679	126,128
Donations	55	55

	$53,822,486	$56,720,875

TSMC’s Articles of Incorporation as revised on May 10, 2005 provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the net profits left over, until the accumulated legal capital reserve has equaled TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and supervisors and bonus to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors and supervisors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Articles of Incorporation also stipulate that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are recorded in the year of shareholder approval and given effect to in the financial statements of that year.

The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial assets, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2005 and 2004 had been approved in the shareholders’ meetings held on May 16, 2006 and May 10, 2005, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2005	Year 2004	Year 2005	Year 2004
Legal capital reserve	$9,357,503	$8,820,201
Special capital reserve	(1,585,685)	2,226,427
Employees’ profit sharing — in cash	3,432,129	3,086,215
Employees’ profit sharing — in stock	3,432,129	3,086,215
Cash dividends to shareholders	61,825,061	46,504,097	$2.50	$2.00
Stock dividends to shareholders	3,709,504	11,626,024	0.15	0.50
Bonus to directors and supervisors	257,410	231,466

	$80,428,051	$75,580,645

The amounts of the above appropriations of earnings for 2005 and 2004 are consistent with the resolutions of the meetings of the Board of Directors held on February 14, 2006 and February 22, 2005, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2005 and 2004, the basic earnings per share (after income tax) for the years ended December 31, 2005 and 2004 would have decreased from NT$3.79 to NT$3.50 and NT$3.97 to NT$3.70, respectively.

The shares distributed as a bonus to employees represented 1.39% and 1.33% of TSMC’s total outstanding common shares as of December 31, 2005 and 2004, respectively.

The above information about the appropriations of bonus to employees, directors and supervisors is available at Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

21.	STOCK-BASED COMPENSATION PLANS

TSMC’s Employee Stock Option Plans under the TSMC 2005 Plan, TSMC 2003 Plan and TSMC 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2005 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options of the aforementioned TSMC Plans that had never been granted or had been granted but subsequently canceled had expired as of June 30, 2006.

Information about TSMC’s outstanding stock options for the six months ended June 30, 2006 and 2005 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Six months ended June 30, 2006

Balance, beginning of period	67,758	$39.4
Options granted	2,517	39.7
Options exercised	(8,219)	39.7
Options canceled	(2,304)	44.5

Balance, end of period	59,752	39.6

Six months ended June 30, 2005

Balance, beginning of period	64,367	40.5
Options granted	14,864	48.4
Options exercised	(2,941)	39.9
Options canceled	(2,931)	42.7

Balance, end of period	73,359	42.1

The number of outstanding options and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the plans.

As of June 30, 2006, information about TSMC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-
		average	Weighted-		Weighted-
Range of	Number of	Remaining	average	Number of	average
Exercise	Options (in	Contractual	Exercise	Options (in	Exercise
Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)
$27.6-$39.7	39,415	5.64	$35.6	29,458	$35.6
$45.1-$52.3	20,337	7.34	47.3	312	45.5

	59,752			29,770

GUC’s Employee Stock Option Plans, consisting of GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Moreover, GUC 2006 Plan and GUC 2004 Plan were approved by the SFB on July 3, 2006 and August 16, 2004 to grant a maximum of 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. The options of the GUC 2006 Plan are valid until August 15, 2011 and the options of the GUC 2004 Plan are valid for six years. Options of both Plans are exercisable at certain percentages subsequent to the second anniversary of the grant date

Options of the aforementioned GUC Plans, except those of the GUC 2006 Plan, that had never been granted, or had been granted but subsequently canceled had expired as of June 30, 2006.

Information about GUC’s outstanding stock options for the six months ended June 30, 2006 and 2005 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Prices (NT$)
Six months ended June 30, 2006

Balance, beginning of period	7,132	$10.66
Options exercised	(629)	10.50
Options canceled	(216)	10.90

Balance, end of period	6,287	10.66

Six months ended June 30, 2005

Balance, beginning of period	7,889	10.50
Options exercised	(1,959)	10.50
Options canceled	(447)	10.50

Balance, end of period	5,483	10.50

As of June 30, 2006, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
Weighted-
		average	Weighted-		Weighted-
Range of		Remaining	average		average
Exercise	Number of	Contractual	Exercise	Number of	Exercise
Price (NT$)	Options	Life (Years)	Price (NT$)	Options	Price (NT$)
$10.5-$11.0	6,287	2.08-5.25	$10.7	596	$10.5

No compensation cost was recognized under the intrinsic value method for the six months ended June 30, 2006 and 2005. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company for the six months ended June 30, 2006 and 2005 would have been as follows:

		2006	2005
Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%	1.00%-3.44%
	Expected volatility	43.77%-46.15%	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%	3.07%-3.85%
	Expected life	5 years	5 years

GUC	Expected dividend yield	—	—
	Expected volatility	22.65%-41.74%	38.74%-41.74%
	Risk free interest rate	2.56%	2.56%
	Expected life	6 years	6 years

Net income attributable to shareholders of the parent:
As reported		$66,608,628	$35,187,334
Pro forma		66,551,357	35,140,555

Consolidated earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported		$2.58	$1.37
Pro forma basic EPS		2.58	1.36
Diluted EPS as reported		2.58	1.37
Pro forma diluted EPS		2.58	1.36
22.	TREASURY STOCK
(Shares in Thousands)

	Beginning	Increase/		Ending
	Shares	Dividend	Disposal	Shares
Six months ended June 30, 2006

Parent company stock held by subsidiaries	32,938	988	—	33,926

Six months ended June 30, 2005

Parent company stock held by subsidiaries	45,521	2,242	901	46,862

Proceeds from sales of treasury stock for the six months ended June 30, 2005 were NT$49,364 thousand. As of June 30, 2006 and 2005, the book value of the treasury stock was NT$918,075 thousand and NT$1,552,573 thousand, respectively; the market value was NT$1,952,452 thousand and NT$2,648,643 thousand, respectively. TSMC’s stock held by its subsidiaries is treated as treasury stock and the holders are entitled to the rights of shareholders, except that starting from June 24, 2005, pursuant to the revised Company Law, the holders are no longer entitled to vote in shareholders’ meetings.

23.	CONSOLIDATED EARNINGS PER SHARE

	For the Six Months Ended June 30
	2006		2005
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
Consolidated basic EPS (NT$)
Income before cumulative effect of changes in accounting principles attributable to shareholders of the parent	$2.68	$2.52	$1.33	$1.37
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	0.06	0.06	—	—

Income attributable to shareholders of the parent	$2.74	$2.58	$1.33	$1.37

Consolidated diluted EPS (NT$)
Income before cumulative effect of changes in accounting principles attributable to shareholders of the parent	$2.68	$2.52	$1.33	$1.37
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	0.06	0.06	—	—

Income attributable to shareholders of the parent	$2.74	$2.58	$1.33	$1.37

Consolidated EPS for the six months ended June 30, 2006 and 2005 is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Six months ended June 30, 2006

Consolidated basic EPS
Income attributable to shareholders of the parent	$70,661,864	$66,608,628	25,784,890	$2.74	$2.58

Effect of dilutive potential common stock — stock options	—	—	23,529

Consolidated diluted EPS
Income attributable to shareholders of the parent (including effect of dilutive potential common stock)	$70,661,864	$66,608,628	25,808,419	$2.74	$2.58

Six months ended June 30, 2005

Consolidated basic EPS
Income attributable to shareholders of the parent	$34,177,232	$35,187,334	25,759,865	$1.33	$1.37

Effect of dilutive potential common stock — stock options	—	—	10,032

Consolidated diluted EPS
Income attributable to shareholders of the parent (including effect of dilutive potential common stock)	$34,177,232	$35,187,334	25,769,897	$1.33	$1.37

24.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	June 30
	2006		2005
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss (excluding derivatives)	$1,648,234	$1,648,234	$193,709	$1,042,040
Available-for-sale financial assets	67,385,610	67,385,610	48,323,408	48,432,034
Held-to-maturity financial assets	29,262,804	28,857,510	28,407,811	28,299,261
Investments accounted for using equity method (with market price)	5,135,185	9,613,553	5,115,164	12,449,270

Liabilities

Forward exchange contracts, net	9,442	9,442	44,882	41,381
Cross currency swap contracts, net	269,188	269,188	674,894	452,530
Bonds payable (including current portion)	19,500,000	19,888,147	30,000,000	30,429,929
Long-term bank loans (including current portion)	657,093	657,093	962,999	962,999
Other long-term payables (including current portion)	10,492,484	10,492,484	11,165,519	11,165,519
b.	Methods and assumptions used in the determination of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, short-term bank loans, payables, and payables to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values.

2)	Fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets other than derivatives and structured deposits were based on their quoted market prices.

3)	Fair values of derivatives and structured deposits were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of bonds payable was based on their quoted market price.

5)	The fair value of long-term bank loans and other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.
c.	Losses recognized for the changes in fair value of derivatives estimated using valuation techniques were NT$770,634 thousand for the six months ended June 30, 2006.

d.	As of June 30, 2006 and 2005, financial assets exposed to fair value interest rate risk were NT$96,561,617 thousand and NT$76,801,791 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$601,086 thousand and NT$841,617 thousand, respectively, and financial assets exposed to cash flow interest rate risk were NT$7,127,780 thousand and NT$6,955,960 thousand, respectively.

e.	The Company recognized an unrealized gain of NT$107,228 thousand (NT$102,614 thousand attributable to shareholders’ of the parent and NT$4,614 thousand attributable to minority interests) in shareholder’s equity for the changes in fair value of available-for-sale financial assets for the six months ended June 30, 2006. The Company also recognized an unrealized gain of NT$13,940 thousand in shareholders’ equity for the changes in fair value of available-for-sale financial assets held by equity method investees for the six months ended June 30, 2006.

f.	Information about financial risk
1)	Market risk. The publicly-traded stocks categorized as financial assets at fair value through profit or loss are exposed to the market risk. The derivative financial instruments categorized as financial assets at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency-denominated assets and liabilities. Therefore, the market risk (exchange rate risk) of derivatives will be offset by the exchange rate risk of these assets and liabilities. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities. Therefore, the fluctuations in market interest rates would result in changes in fair value of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations, and government agencies. Management believes its exposure to default by those parties is low.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and loans. Therefore, the cash flow risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
25.	RELATED PARTY TRANSACTIONS

Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Industrial Technology Research Institute (ITRI), the chairman of TSMC is one of ITRI’s supervisors

b.	Philips, a major shareholder of TSMC

c.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method)

d.	Indirect investee

VisEra, originally an investee over which the Company had a controlling interest; beginning in November 2005, VisEra became an indirect investee accounted for using the equity method due to changes in investment structure.

XinTec Corporation (XinTec), the chairman of VisEra was previously one of Xintec’s directors. Because VisEra has not been a consolidated entity of the Company since November 2005, XinTec is no longer considered a related party.

e.	Omnivision International Holding, Ltd. (Omnivision), originally a shareholder holding a 25% ownership in VisEra. Because VisEra has not been a consolidated entity of the Company since November 2005, Omnivision is no longer considered a related party.

f.	Huawei Semiconductor (Shanghai) Co., Ltd. (Huawei), same president as VisEra. However, because VisEra has not been a consolidated entity of the Company since in November 2005, Huawei is no longer considered a related party.

	2006		2005
	Amount	%	Amount	%
Six months ended June 30

Sales
Philips	$2,318,898	1	$1,147,115	1
Omnivision	—	—	1,268,365	1
Others	95,062	—	45,689	—

	$2,413,960	1	$2,461,169	2

Purchases
SSMC	$3,718,466	5	$2,094,617	3
VIS	1,712,082	2	2,168,998	3
XinTec	—	—	321,924	1
Others	—	—	86,739	—

	$5,430,548	7	$4,672,278	7

Manufacturing expenses — technical assistance fees
Philips (see Note 28a)	$377,952	—	$202,334	—

Non-operating income and gains
SSMC (primarily technical service income; see Note 28e)	$147,219	3	$146,655	3
VisEra	140,079	2	—	—
VIS (primarily technical service income; see Note 28h)	105,937	2	77,504	2

	$393,235	7	$224,159	5

As of June 30

Receivables
Philips	$382,251	99	$467,843	63
Omnivision	—	—	266,276	36
Others	5,137	1	6,083	1

	$387,388	100	$740,202	100

Other receivables
VIS	$688,807	86	$46,399	29
SSMC	92,700	12	115,460	71
VisEra	17,376	2	—	—

	$798,883	100	$161,859	100

(Continued)

	2006		2005
	Amount	%	Amount	%
Payables
SSMC	$943,129	59	$883,144	71
VIS	662,385	41	284,080	23
XinTec	—	—	45,308	4
Huawei	—	—	26,790	2

	$1,605,514	100	$1,239,322	100

Other long-term payables
Philips (see Note 28a)	$1,085,366	100	$1,727,133	100

Deferred credits
VisEra	$155,437	13	$—	—

The terms of sales to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.

The Company leased certain buildings and facilities to VisEra at a monthly rental of NT$7,684 (classified under the non-operating income and gains). Furthermore, the Company deferred the gains (classified under deferred credits) derived from sales of property, plant and equipment to VisEra, and then recognized (or will recognize) such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.

26.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land from the SPA. These operating leases expire on various dates from March 2008 to December 2021 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain equipment located in the North America and Japan. These operating leases expire between 2010 and 2011 and can be renewed upon expiration.

As of June 30, 2006, future lease payments were as follows:

Year	Amount
2006 (3rd to 4th quarter)	$189,234
2007	359,990
2008	337,423
2009	332,109
2010	265,747
2011 and thereafter	1,129,247

$2,613,750

27.	SETTLEMENT INCOME

The Company filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation (“SMIC”), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple the Company’s patents and misappropriated the Company’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, SMIC shall pay the Company US$175,000 thousand over six years to resolve the Company’s claims. As of June 30, 2006, SMIC has paid US$45,000 thousand in accordance with the terms of this settlement agreement.

28.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of June 30, 2006, excluding those disclosed in other notes, were as follows:
a.	On June 20, 2004, the Company and Philips amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between the Company and Philips will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, the Company will pay Philips royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of the Company’s annual net sales. The Company and Philips agreed to cross license the patents owned by each party. The Company also obtained through Philips a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the Company shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992 and 1997 and on January 1, 2002.

c.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of June 30, 2006, the Company had a total of US$102,966 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. The Company and Philips committed to buy specific percentages of the production capacity of SSMC. The Company and Philips are required, in the aggregate, to purchase up to 70% of SSMC’s full capacity, but the Company alone is not required to purchase more than 28% of the annual installed capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives written notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g.	In December 2003, the Company entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. The Company will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

h.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

i.	Effective January 1, 2006, the Company entered into the Joint Technology Cooperation Agreement with Philips, Freescale Semiconductor, Inc. and STMicroelectronics to jointly develop 45-nm and beyond advanced CMOS Logic and e-DRAM technologies. The Company will contribute process technologies and share a portion of the costs associated with this joint development project. This agreement will expire on December 31, 2008.

j.	TSMC-Shanghai entered into an agreement with a certain foreign company. In accordance with the agreement, TSMC-Shanghai is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC-Shanghai is obligated to compensate the counterparty for the loss incurred.

k.	Amounts available under unused letters of credit as of June 30, 2006 were NT$6,480 thousand.
29.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for TSMC and its investees:
a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 8 attached;

j.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investment: Please see Table 9 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 10 attached.
k.	Intercompany relationships and significant intercompany transactions: Please see Table 10 attached.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
FINANCING PROVIDED
FOR THE SIX MONTHS ENDED JUNE 30, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Financing
Company’s
				Maximum									Financing	Financing
				Balance for	Ending								Limit for	Amount
			Financial	the Period	Balance		Type of		Reasons for	Allowance for			Each	Limits
			Statement	(US$ in	(US$ in	Interest	Financing	Transaction	Short-term	Doubtful	Collateral		Borrowing	(US$ in
No.	Financing Name	Counter-party	Account	Thousands)	Thousands)	Rate	(Note 1)	Amounts	Financing	Accounts	Item	Value	Company	Thousands)
1	TSMC International	TSMC Development	Other receivables	$1,133,965	$—	1.50%	2	$—	Operating capital	$—	—	$—	N/A	$32,009,175
				(US$35,000)										(US$987,968)
(Note 2)

Note 1:	The type No. 2 represents necessary for short-term financing.

Note 2:	Not exceeding the issued capital of the Company.

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
ENDORSEMENT/GUARANTEE PROVIDED
FOR THE SIX MONTHS ENDED JUNE 30, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Ratio of Accumulated
		Counter-party						Amount of Collateral	Maximum
			Nature of	Limits on Each Counter-party’s	Maximum		Value of Collateral	to Net Equity of the	Collateral/Guarantee
	Endorsement/		Relationship	Endorsement/	Balance for the Period	Ending Balance	Property, Plant and	Latest Financial	Amounts Allowable
No.	Guarantee Provider	Name	(Note 2)	Guarantee Amounts	(US$ in Thousands)	(US$ in Thousands)	Equipment	Statement	(Note 1)
0	TSMC	TSMC-North America	2	Not exceed 10% of the net worth of the Company, and be also limited to the paid-in capital of the endorsement/guarantee company, unless otherwise approved by Board of Directors.	$1,314,000	$—	$—	—	$111,708,087
(US$40,000)

		TSMC Development	3		1,943,940	1,943,940	—	0.44%
					(US$60,000)	(US$60,000)

Note 1:	25% of the net worth of the Company as of June 30, 2006.

Note 2:	The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest.

The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES HELD
JUNE 30, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
The Company	Government bond
	United States Treas NTS	—	Available-for-sale financial assets	—	US$	118,345	N/A	US$	118,345
	2004 Government Bond Series B	—	²	—		$997,583	N/A		$997,583
	2005 Government Bond Series A	—	Held-to-maturity financial assets	—		2,749,071	N/A		2,744,234
	2006 Government Bond Series D	—	²	—		999,583	N/A		1,000,562
	2004 Kaohsiung Municipal Series A	—	²	—		620,000	N/A		618,140
	European Investment Bank Bonds	—	²	—		368,482	N/A		400,000
	2002 Government Bond Series B	—	²	—		353,208	N/A		352,496
	2003 Government Bond Series F	—	²	—		149,548	N/A		148,514
	Beneficiary certificates of open-end funds
	NITC Bond Fund	—	Available-for-sale financial assets	22,219		3,630,743	N/A		3,630,743
	ABN AMRO Bond Fund	—	²	175,156		2,620,910	N/A		2,620,910
	Prudential Financial Bond Fund	—	²	103,751		1,505,992	N/A		1,505,992
	Cathay Bond	—	²	122,762		1,406,342	N/A		1,406,342
	NITC Taiwan Bond	—	²	93,312		1,305,711	N/A		1,305,711
	ABN AMRO Select Bond Fund	—	²	111,974		1,260,332	N/A		1,260,332
	Dresdner Bond DAM Fund	—	²	104,217		1,199,200	N/A		1,199,200
	JF Taiwan Bond Fund	—	²	75,286		1,140,778	N/A		1,140,778
	President James Bond	—	²	72,002		1,103,437	N/A		1,103,437
	JF Taiwan First Bond Fund	—	²	77,530		1,082,117	N/A		1,082,117
	Shinkong Chi Shin Bond Fund	—	²	72,680		1,034,238	N/A		1,034,238
	ABN AMRO Income	—	²	63,947		1,004,697	N/A		1,004,697
	Fuhwa Albatross Fund	—	²	89,510		1,003,570	N/A		1,003,570
	Fuh Hwa Bond	—	²	60,642		802,844	N/A		802,844
	HSBC Taiwan Money Management	—	²	40,864		602,784	N/A		602,784
	Taishin Lucky Fund	—	²	54,132		551,429	N/A		551,429
	TIIM High Yield	—	²	40,639		500,864	N/A		500,864
	INVESCO Income Fund	—	²	35,359		401,136	N/A		401,136
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Stock

	TSMC International	Subsidiary	Investments accounted for using equity method	987,968		$25,984,419	100		$25,984,419

	SSMC	Equity method investee	²	382		5,094,733	32		5,094,733

	VIS	Equity method investee	²	437,891		5,087,101	27		9,567,918

	TSMC Partners	Subsidiary	²	300		4,225,071	100		4,225,071

	TSMC-North America	Subsidiary	²	11,000		1,790,365	100		1,790,365

	GUC	Investee over which the company had a controlling interest	²	40,147		447,762	45		462,618

	TSMC-Japan	Subsidiary	²	6		96,536	100		96,536

	TSMC-Europe	Subsidiary	²	—		36,909	100		36,909

	TSMC-Korea	Subsidiary	²	80		13,752	100		13,752

	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783		193,584	10		285,173

	Shin-Etsu Handotai Taiwan Co., Ltd.	—	²	10,500		105,000	7		194,038

	Hontung Venture Capital Co., Ltd.	—	²	8,392		83,916	10		53,129

	Gobaltop Partner I Venture Capital Corp.	—	²	5,000		50,000	1		50,092

	W.K. Technology Fund IV	—	²	4,000		40,000	2		50,392

	Capital
	TSMC-Shanghai	Subsidiary	Investments accounted for using equity method	—		9,093,788	100		9,093,788

	Emerging Alliance	Subsidiary	²	—		1,050,087	100		1,050,087

	VTAF II	Subsidiary	²	—		707,835	98		707,002

	VTAF III	Subsidiary	²	—		145,055	98		143,575

	Chi Cheng	Subsidiary	²	—		113,574	36		572,138	Treasury stock of NT$458,564 thousand is deducted from the carrying value

	Hsin Ruey	Subsidiary	²	—		113,246	36		572,757	Treasury stock of NT$459,511 thousand is deducted from the carrying value

	Agency bond
	Fed Hm Ln Pc Pool 1h2520	—	Available-for-sale financial assets	—	US$	3,348	N/A	US$	3,348

	Fed Hm Ln Pc Pool 1h2524	—	²	—	US$	2,575	N/A	US$	2,575

	Fed Hm Ln Pc Pool 781959	—	²	—	US$	6,640	N/A	US$	6,640

	Fed Hm Ln Pc Pool E89857	—	²	—	US$	1,680	N/A	US$	1,680

	Fed Hm Ln Pc Pool G11295	—	²	—	US$	1,492	N/A	US$	1,492

	Fed Hm Ln Pc Pool M80855	—	²	—	US$	3,520	N/A	US$	3,520
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Federal Home Ln Mtg	—	Available-for-sale financial assets	—	US$	3,420	N/A	US$	3,420
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,786	N/A	US$	2,786
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,916	N/A	US$	3,916
	Federal Home Ln Mtg Corp.	—	²	—	US$	4,665	N/A	US$	4,665
	Federal Home Ln Mtg Corp.	—	²	—	US$	4,897	N/A	US$	4,897
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,278	N/A	US$	2,278
	Federal Home Ln Mtg Corp.	—	²	—	US$	4,117	N/A	US$	4,117
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,671	N/A	US$	3,671
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,426	N/A	US$	1,426
	Federal Home Ln Mtg Corp.	—	²	—	US$	9,168	N/A	US$	9,168
	Federal Home Ln Mtg Corp.	—	²	—	US$	4,182	N/A	US$	4,182
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,358	N/A	US$	3,358
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,347	N/A	US$	3,347
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,834	N/A	US$	3,834
	Federal Home Ln Mtg Corp.	—	²	—	US$	4,956	N/A	US$	4,956
	Federal Home Loan Mtg	—	²	—	US$	5,009	N/A	US$	5,009
	Federal Natl Mtg Assn	—	²	—	US$	3,193	N/A	US$	3,193
	Federal Natl Mtg Assn	—	²	—	US$	1,035	N/A	US$	1,035
	Federal Natl Mtg Assn	—	²	—	US$	3,673	N/A	US$	3,673
	Federal Natl Mtg Assn	—	²	—	US$	3,256	N/A	US$	3,256
	Federal Natl Mtg Assn	—	²	—	US$	1,976	N/A	US$	1,976
	Federal Natl Mtg Assn	—	²	—	US$	1,085	N/A	US$	1,085
	Federal Natl Mtg Assn Gtd	—	²	—	US$	2,403	N/A	US$	2,403
	Federal Natl Mtg Assn Gtd	—	²	—	US$	2,915	N/A	US$	2,915
	Fnma Pool 254507	—	²	—	US$	1,867	N/A	US$	1,867
	Fnma Pool 254834	—	²	—	US$	1,527	N/A	US$	1,527
	Fnma Pool 255883	—	²	—	US$	3,538	N/A	US$	3,538
	Fnma Pool 685116	—	²	—	US$	635	N/A	US$	635
	Fnma Pool 687863	—	²	—	US$	2,979	N/A	US$	2,979
	Fnma Pool 696485	—	²	—	US$	3,533	N/A	US$	3,533
	Fnma Pool 725095	—	²	—	US$	1,315	N/A	US$	1,315
	Fnma Pool 730033	—	²	—	US$	1,581	N/A	US$	1,581
	Fnma Pool 740934	—	²	—	US$	1,540	N/A	US$	1,540
	Fnma Pool 790828	—	²	—	US$	2,965	N/A	US$	2,965
	Fnma Pool 793025	—	²	—	US$	2,761	N/A	US$	2,761
	Fnma Pool 793932	—	²	—	US$	664	N/A	US$	664
	Fnma Pool 794040	—	²	—	US$	832	N/A	US$	832
	Fnma Pool 795548	—	²	—	US$	501	N/A	US$	501
	Fnma Pool 806642	—	²	—	US$	1,401	N/A	US$	1,401
	Fnma Pool 815626	—	²	—	US$	3,272	N/A	US$	3,272
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Fnma Pool 816594	—	Available-for-sale financial assets	—	US$	2,298	N/A	US$	2,298
	Fnma Pool 825395	—	²	—	US$	2,910	N/A	US$	2,910
	Fnma Pool 825398	—	²	—	US$	4,541	N/A	US$	4,541
	Fnma Pool 841069	—	²	—	US$	3,281	N/A	US$	3,281
	Fnma Pool 879906	—	²	—	US$	1,815	N/A	US$	1,815
	Gnma II Pool 081150	—	²	—	US$	699	N/A	US$	699
	Gnma II Pool 081153	—	²	—	US$	2,485	N/A	US$	2,485
	Federal Farm Cr Bks	—	²	—	US$	3,919	N/A	US$	3,919
	Federal Home Ln Bank	—	²	—	US$	3,938	N/A	US$	3,938
	Federal Home Ln Bks	—	²	—	US$	3,965	N/A	US$	3,965
	Federal Home Ln Bks	—	²	—	US$	4,916	N/A	US$	4,916
	Federal Home Ln Bks	—	²	—	US$	8,650	N/A	US$	8,650
	Federal Home Ln Bks	—	²	—	US$	4,123	N/A	US$	4,123
	Federal Home Ln Bks	—	²	—	US$	4,855	N/A	US$	4,855
	Federal Home Ln Bks	—	²	—	US$	8,609	N/A	US$	8,609
	Federal Home Ln Bks	—	²	—	US$	4,779	N/A	US$	4,779
	Federal Home Ln Bks	—	²	—	US$	5,772	N/A	US$	5,772
	Federal Home Ln Bks	—	²	—	US$	7,482	N/A	US$	7,482
	Federal Home Ln Bks	—	²	—	US$	4,818	N/A	US$	4,818
	Federal Home Ln Bks	—	²	—	US$	2,963	N/A	US$	2,963
	Federal Home Ln Bks	—	²	—	US$	7,960	N/A	US$	7,960
	Federal Home Ln Bks	—	²	—	US$	6,034	N/A	US$	6,034
	Federal Home Ln Bks	—	²	—	US$	12,145	N/A	US$	12,145
	Federal Home Ln Bks	—	²	—	US$	3,936	N/A	US$	3,936
	Federal Home Ln Bks	—	²	—	US$	6,817	N/A	US$	6,817
	Federal Home Ln Bks	—	²	—	US$	5,800	N/A	US$	5,800
	Federal Home Ln Bks	—	²	—	US$	3,292	N/A	US$	3,292
	Federal Home Ln Bks	—	²	—	US$	7,475	N/A	US$	7,475
	Federal Home Ln Bks	—	²	—	US$	2,378	N/A	US$	2,378
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,442	N/A	US$	3,442
	Federal Home Ln Mtg Corp.	—	²	—	US$	9,759	N/A	US$	9,759
	Federal Home Ln Mtg Corp.	—	²	—	US$	5,876	N/A	US$	5,876
	Federal Home Ln Mtg Corp.	—	²	—	US$	6,398	N/A	US$	6,398
	Federal Home Ln Mtg Corp.	—	²	—	US$	14,166	N/A	US$	14,166
	Federal Home Ln Mtg Corp.	—	²	—	US$	9,887	N/A	US$	9,887
	Federal Home Ln Mtg Corp. Mtn	—	²	—	US$	4,898	N/A	US$	4,898
	Federal Home Loan Bank	—	²	—	US$	3,442	N/A	US$	3,442
	Federal Home Loan Mtg Assn	—	²	—	US$	4,885	N/A	US$	4,885
	Federal Home Loan Mtg Corp.	—	²	—	US$	4,912	N/A	US$	4,912
	Federal Natl Mtg Assn	—	²	—	US$	4,292	N/A	US$	4,292
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Federal Natl Mtg Assn	—	Available-for-sale financial assets	—	US$	5,847	N/A	US$	5,847
	Federal Natl Mtg Assn	—	²	—	US$	7,763	N/A	US$	7,763
	Federal Natl Mtg Assn	—	²	—	US$	19,565	N/A	US$	19,565
	Federal Natl Mtg Assn	—	²	—	US$	4,104	N/A	US$	4,104
	Federal Natl Mtg Assn	—	²	—	US$	10,413	N/A	US$	10,413
	Federal Natl Mtg Assn	—	²	—	US$	7,963	N/A	US$	7,963
	Federal Natl Mtg Assn Mtn	—	²	—	US$	2,873	N/A	US$	2,873
	Federal Natl Mtg Assn Mtn	—	²	—	US$	2,852	N/A	US$	2,852
	Federal Natl Mtg Assn Mtn	—	²	—	US$	5,553	N/A	US$	5,553
	Freddie Mac	—	²	—	US$	9,273	N/A	US$	9,273

	Corporate issued asset-backed securities
	American Home Mtg Invt Tr	—	Available-for-sale financial assets	—	US$	266	N/A	US$	266
	Americredit Auto Rec Tr	—	²	—	US$	996	N/A	US$	996
	Americredit Automobile Rec Tr	—	²	—	US$	690	N/A	US$	690
	Americredit Automobile Rec Tr	—	²	—	US$	1,983	N/A	US$	1,983
	Americredit Automobile Rec Tr	—	²	—	US$	2,591	N/A	US$	2,591
	Americredit Automobile Receiva	—	²	—	US$	4,942	N/A	US$	4,942
	Americredit Automobile Receivb	—	²	—	US$	4,021	N/A	US$	4,021
	Atlantic City Elc Trns Fdgllc	—	²	—	US$	548	N/A	US$	548
	Banc Amer Coml Mtg Inc.	—	²	—	US$	3,327	N/A	US$	3,327
	Banc Amer Mtg Secs Inc.	—	²	—	US$	1,840	N/A	US$	1,840
	Bank Of Amer Lease Equip Tr	—	²	—	US$	1,943	N/A	US$	1,943
	Bear Stearns Alt A Tr	—	²	—	US$	788	N/A	US$	788
	Bear Stearns Arm Tr	—	²	—	US$	3,635	N/A	US$	3,635
	Bear Stearns Arm Tr	—	²	—	US$	1,906	N/A	US$	1,906
	Bear Stearns Coml Mtg Secs Inc.	—	²	—	US$	6,362	N/A	US$	6,362
	California Infrastructure Dev	—	²	—	US$	180	N/A	US$	180
	Capital Auto Receivables Asset	—	²	—	US$	3,217	N/A	US$	3,217
	Capital One Auto Fin Tr	—	²	—	US$	2,599	N/A	US$	2,599
	Capital One Auto Fin Tr	—	²	—	US$	2,968	N/A	US$	2,968
	Capital One Auto Fin Tr	—	²	—	US$	4,979	N/A	US$	4,979
	Capital One Multi Asset Execut	—	²	—	US$	4,815	N/A	US$	4,815
	Capital One Multi Asset Execut	—	²	—	US$	3,904	N/A	US$	3,904
	Capital One Multi Asset Execut	—	²	—	US$	2,933	N/A	US$	2,933
	Capitial One Prime Auto Receiv	—	²	—	US$	2,767	N/A	US$	2,767
	Caterpillar Finl Asset Tr	—	²	—	US$	2,783	N/A	US$	2,783
	Caterpillar Finl Asset Tr	—	²	—	US$	8,059	N/A	US$	8,059
	Cendant Rent Car Fdg Aesop LLC	—	²	—	US$	9,186	N/A	US$	9,186
	Centex Home Equity Ln Tr	—	²	—	US$	336	N/A	US$	336
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Cit Equip Coll Tr	—	Available-for-sale financial assets	—	US$	3,291	N/A	US$	3,291
	Cit Equip Coll Tr	—	²	—	US$	3,941	N/A	US$	3,941
	Citibank Cr Card Issuance Tr	—	²	—	US$	9,739	N/A	US$	9,739
	Citicorp Mtg Secs	—	²	—	US$	682	N/A	US$	682
	Cnh Equip Tr	—	²	—	US$	3,778	N/A	US$	3,778
	Credit Suisse First Boston Mtg	—	²	—	US$	4,752	N/A	US$	4,752
	Credit Suisse First Boston Mtg	—	²	—	US$	953	N/A	US$	953
	Credit Suisse First Boston Mtg	—	²	—	US$	3,715	N/A	US$	3,715
	Credit Suisse First Boston Mtg	—	²	—	US$	3,554	N/A	US$	3,554
	Cwabs Inc.	—	²	—	US$	414	N/A	US$	414
	Cwabs Inc.	—	²	—	US$	1,280	N/A	US$	1,280
	Cwabs Inc.	—	²	—	US$	2,175	N/A	US$	2,175
	Cwalt Inc.	—	²	—	US$	243	N/A	US$	243
	Cwmbs Inc.	—	²	—	US$	1,054	N/A	US$	1,054
	Daimlerchrysler Auto Tr	—	²	—	US$	2,933	N/A	US$	2,933
	Deere John Owner Tr	—	²	—	US$	2,425	N/A	US$	2,425
	Drive Auto Receivables Tr	—	²	—	US$	3,174	N/A	US$	3,174
	Fifth Third Auto Tr	—	²	—	US$	1,543	N/A	US$	1,543
	First Horizon Abs Tr	—	²	—	US$	712	N/A	US$	712
	First Union Lehman Bros Mtg Tr	—	²	—	US$	2,180	N/A	US$	2,180
	Ford Cr Auto Owner Tr	—	²	—	US$	2,826	N/A	US$	2,826
	Granite Mtgs Plc	—	²	—	US$	2,398	N/A	US$	2,398
	Gs Auto Ln Tr	—	²	—	US$	746	N/A	US$	746
	Gs Mtg Secs Corp.	—	²	—	US$	4,124	N/A	US$	4,124
	Gsamp Tr	—	²	—	US$	4,232	N/A	US$	4,232
	Harley Davidson Motorcycle Tr	—	²	—	US$	781	N/A	US$	781
	Harley Davidson Motorcycle Tr	—	²	—	US$	5,783	N/A	US$	5,783
	Hertz Veh Fing LLC	—	²	—	US$	5,256	N/A	US$	5,256
	Holmes Fing No 8 Plc	—	²	—	US$	5,002	N/A	US$	5,002
	HSBC Automotive Tr	—	²	—	US$	2,962	N/A	US$	2,962
	Hyundai Auto Receivables Tr	—	²	—	US$	6,328	N/A	US$	6,328
	Hyundai Auto Receivables Tr	—	²	—	US$	3,186	N/A	US$	3,186
	Hyundai Auto Receivables Tr	—	²	—	US$	3,886	N/A	US$	3,886
	Impac Cmb Tr	—	²	—	US$	494	N/A	US$	494
	Impac Cmb Tr	—	²	—	US$	371	N/A	US$	371
	Impac Secd Assets Corp.	—	²	—	US$	43	N/A	US$	43
	Lb Ubs Coml Mtg Tr	—	²	—	US$	3,747	N/A	US$	3,747
	Long Beach Accep Auto Receivab	—	²	—	US$	1,858	N/A	US$	1,858
	Long Beach Mtg Ln Tr	—	²	—	US$	3,188	N/A	US$	3,188
	Massachusetts Rrb Spl Purp Tr	—	²	—	US$	3,820	N/A	US$	3,820
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Mastr Asset Backed Secs Tr	—	Available-for-sale financial assets	—	US$	3,504	N/A	US$	3,504
	Mbna Master Cr Card Tr II	—	²	—	US$	7,567	N/A	US$	7,567
	Merrill Lynch Mtg Invs Inc.	—	²	—	US$	6,635	N/A	US$	6,635
	Monumentl Global Fdg II	—	²	—	US$	1,002	N/A	US$	1,002
	National City Auto Receivables	—	²	—	US$	457	N/A	US$	457
	Navistar Finl 2003 A Owner Tr	—	²	—	US$	4,242	N/A	US$	4,242
	Nissan Auto Receivables	—	²	—	US$	1,437	N/A	US$	1,437
	Nomura Asset Accep Corp.	—	²	—	US$	4,131	N/A	US$	4,131
	Onyx Accep Owner Tr	—	²	—	US$	4,875	N/A	US$	4,875
	Pg+E Energy Recovery Fdg LLC	—	²	—	US$	4,628	N/A	US$	4,628
	Providian Gateway Owner Tr	—	²	—	US$	3,899	N/A	US$	3,899
	Reliant Energy Transition Bd	—	²	—	US$	3,989	N/A	US$	3,989
	Residential Asset Mtg Prods	—	²	—	US$	2,626	N/A	US$	2,626
	Residential Asset Sec Mtg Pass	—	²	—	US$	2,918	N/A	US$	2,918
	Residential Asset Sec Mtg Pass	—	²	—	US$	3,692	N/A	US$	3,692
	Residential Fdg Mtg Secs I Inc.	—	²	—	US$	2,217	N/A	US$	2,217
	Residential Fdg Mtg Secs I Inc.	—	²	—	US$	4,358	N/A	US$	4,358
	Revolving Home Equity Ln Tr	—	²	—	US$	2,096	N/A	US$	2,096
	Sequoia Mtg Tr	—	²	—	US$	948	N/A	US$	948
	Sequoia Mtg Tr	—	²	—	US$	735	N/A	US$	735
	Sequoia Mtg Tr	—	²	—	US$	794	N/A	US$	794
	Structured Adj Rate Mtg Ln Tr	—	²	—	US$	1,641	N/A	US$	1,641
	Structured Adj Rate Mtg Ln Tr	—	²	—	US$	555	N/A	US$	555
	Structured Asset Invt Ln Tr	—	²	—	US$	93	N/A	US$	93
	Terwin Mtg Tr	—	²	—	US$	4,014	N/A	US$	4,014
	Toyota Auto Receivables 2003 B	—	²	—	US$	4,898	N/A	US$	4,898
	TW Hotel Fdg 2005 LLC	—	²	—	US$	4,097	N/A	US$	4,097
	Txu Elec Delivery Transition	—	²	—	US$	2,619	N/A	US$	2,619
	Usaa Auto Owner Tr	—	²	—	US$	3,678	N/A	US$	3,678
	Wachovia Auto Owner Tr	—	²	—	US$	2,768	N/A	US$	2,768
	Washington Mut Mtg Secs Corp.	—	²	—	US$	3,354	N/A	US$	3,354
	Wells Fargo Finl Auto Owner Tr	—	²	—	US$	5,230	N/A	US$	5,230
	Wells Fargo Finl Auto Owner Tr	—	²	—	US$	4,885	N/A	US$	4,885
	Wells Fargo Mtg Backed Secs	—	²	—	US$	777	N/A	US$	777
	Wells Fargo Mtg Bkd Secs	—	²	—	US$	3,128	N/A	US$	3,128
	Wells Fargo Mtg Bkd Secs	—	²	—	US$	3,519	N/A	US$	3,519
	WFS Financial Owner Trust	—	²	—	US$	2,723	N/A	US$	2,723
	WFS Finl	—	²	—	US$	916	N/A	US$	916
	WFS Finl 2004 2 Owner Tr	—	²	—	US$	4,880	N/A	US$	4,880
	WFS Finl 2004 4 Owner Tr	—	²	—	US$	1,672	N/A	US$	1,672
(Continued)

					June 30, 2006			Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	WFS Finl 2005 2 Oner Tr	—	Available-for-sale financial assets	—	US$	2,205	N/A	US$	2,205
	Whole Auto Ln Tr	—	²	—	US$	1,978	N/A	US$	1,978
	Whole Auto Ln Tr	—	²	—	US$	3,803	N/A	US$	3,803
	Whole Auto Ln Tr	—	²	—	US$	2,920	N/A	US$	2,920
	World Omni Auto Receivables Tr	—	²	—	US$	5,848	N/A	US$	5,848

	Corporate bond
	Hua Nan Bank	—	Available-for-sale financial assets	—		$1,532,448	N/A		$1,532,448
	Cathay United Bank	—	²	—		1,149,382	N/A		1,149,382
	Formosa Petrochemical Corporation	—	²	—		397,332	N/A		397,332
	Taiwan Power Company	—	²	—		299,034	N/A		299,034
	Taiwan Power Company	—	Held-to-maturity financial assets	—		4,217,617	N/A		4,219,522
	Formosa Petrochemical Corporation	—	²	—		2,488,834	N/A		2,485,390
	Nan Ya Plastics Corporation	—	²	—		2,379,459	N/A		2,381,576
	Chinese Petroleum Corporation	—	²	—		1,703,676	N/A		1,702,082
	China Steel Corporation	—	²	—		1,602,604	N/A		1,602,685
	Far Eastone Telecommunications Co. Ltd.	—	²	—		300,012	N/A		299,989
	Formosa Plastic Corporation	—	²	—		135,306	N/A		137,054
	Formosa Chemicals & Fiber Corporation	—	²	—		67,624	N/A		69,791
	Abbott Labs	—	Available-for-sale financial assets	—	US$	1,496	N/A	US$	1,496
	Abbott Labs	—	²	—	US$	2,541	N/A	US$	2,541
	Ace Ltd.	—	²	—	US$	1,001	N/A	US$	1,001
	AIG Sunamerica Global Fing Ix	—	²	—	US$	996	N/A	US$	996
	Allstate Life Global Fdg Secd	—	²	—	US$	2,927	N/A	US$	2,927
	Alltel Corp.	—	²	—	US$	595	N/A	US$	595
	American Express Co.	—	²	—	US$	3,420	N/A	US$	3,420
	American Gen Fin Corp.	—	²	—	US$	1,616	N/A	US$	1,616
	American Gen Fin Corp. Mtn	—	²	—	US$	1,001	N/A	US$	1,001
	American Honda Fin Corp. Mtn	—	²	—	US$	3,046	N/A	US$	3,046
	American Honda Fin Corp. Mtn	—	²	—	US$	802	N/A	US$	802
	Ameritech Capital Funding Co.	—	²	—	US$	481	N/A	US$	481
	Amgen Inc.	—	²	—	US$	2,851	N/A	US$	2,851
	Amsouth Bk Birmingham Ala	—	²	—	US$	1,982	N/A	US$	1,982
	Anz Cap Tr I	—	²	—	US$	944	N/A	US$	944
	Associates Corp. North Amer	—	²	—	US$	2,529	N/A	US$	2,529
	Bank New York Inc.	—	²	—	US$	1,475	N/A	US$	1,475
	Bank One Corp.	—	²	—	US$	3,303	N/A	US$	3,303
	Bank Utd Houston Tx Mtbn	—	²	—	US$	528	N/A	US$	528
	Bear Stearns Cos Inc.	—	²	—	US$	3,319	N/A	US$	3,319
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Bear Stearns Cos Inc.	—	Available-for-sale financial assets	—	US$	3,585	N/A	US$	3,585
	Beneficial Corp. Mtn Bk Entry	—	²	—	US$	2,289	N/A	US$	2,289
	Berkshire Hathaway Fin Corp.	—	²	—	US$	1,470	N/A	US$	1,470
	Caterpillar Finl Svcs Mtn	—	²	—	US$	5,752	N/A	US$	5,752
	Chase Manhattan Corp. New	—	²	—	US$	1,512	N/A	US$	1,512
	Chase Manhattan Corp. New	—	²	—	US$	2,106	N/A	US$	2,106
	Chubb Corp.	—	²	—	US$	2,103	N/A	US$	2,103
	Cit Group Hldgs Inc.	—	²	—	US$	3,011	N/A	US$	3,011
	Citicorp	—	²	—	US$	1,382	N/A	US$	1,382
	Cogentrix Energy Inc.	—	²	—	US$	3,777	N/A	US$	3,777
	Colonial Pipeline Co.	—	²	—	US$	1,506	N/A	US$	1,506
	Consolidated Edison Inc.	—	²	—	US$	2,866	N/A	US$	2,866
	Corestates Cap Corp.	—	²	—	US$	1,006	N/A	US$	1,006
	Countrywide Fdg Corp. Mtn	—	²	—	US$	2,019	N/A	US$	2,019
	Credit Suisse Fincl Products	—	²	—	US$	1,508	N/A	US$	1,508
	Credit Suisse First Boston	—	²	—	US$	734	N/A	US$	734
	Credit Suisse First Boston USA	—	²	—	US$	2,135	N/A	US$	2,135
	Daimlerchrysler North Amer	—	²	—	US$	966	N/A	US$	966
	Daimlerchrysler North Amer Hld	—	²	—	US$	753	N/A	US$	753
	Dayton Hudson Corp.	—	²	—	US$	2,013	N/A	US$	2,013
	Deere John Cap Corp.	—	²	—	US$	4,880	N/A	US$	4,880
	Dell Computer Corp.	—	²	—	US$	2,822	N/A	US$	2,822
	Den Danske Bk Aktieselskab	—	²	—	US$	2,034	N/A	US$	2,034
	Diageo Plc	—	²	—	US$	3,405	N/A	US$	3,405
	European Invt Bk	—	²	—	US$	3,918	N/A	US$	3,918
	European Invt Bk	—	²	—	US$	5,945	N/A	US$	5,945
	Federal Home Ln Bks	—	²	—	US$	7,937	N/A	US$	7,937
	Fifth Third Bk Cincinnati Oh	—	²	—	US$	2,393	N/A	US$	2,393
	First Data Corp.	—	²	—	US$	2,827	N/A	US$	2,827
	Fleet Boston Corp.	—	²	—	US$	2,634	N/A	US$	2,634
	Fleet Finl Group Inc. New	—	²	—	US$	905	N/A	US$	905
	Fpl Group Cap Inc.	—	²	—	US$	843	N/A	US$	843
	Gannett Co. Inc.	—	²	—	US$	2,907	N/A	US$	2,907
	General Elec Cap Corp. Mtn	—	²	—	US$	3,363	N/A	US$	3,363
	General Elec Cap Corp. Mtn	—	²	—	US$	3,824	N/A	US$	3,824
	General Elec Cap Corp. Mtn	—	²	—	US$	8,678	N/A	US$	8,678
	General Re Corp.	—	²	—	US$	3,307	N/A	US$	3,307
	Genworth Finl Inc.	—	²	—	US$	3,417	N/A	US$	3,417
	Goldman Sachs Group Inc.	—	²	—	US$	4,910	N/A	US$	4,910
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Goldman Sachs Group Inc.	—	Available-for-sale financial assets	—	US$	3,426	N/A	US$	3,426
	Goldman Sachs Group LP	—	²	—	US$	1,509	N/A	US$	1,509
	Greenpoint Finl Corp.	—	²	—	US$	954	N/A	US$	954
	Hancock John Global Fdg II Mtn	—	²	—	US$	3,481	N/A	US$	3,481
	Hancock John Global Fdg Mtn	—	²	—	US$	961	N/A	US$	961
	Hartford Finl Svcs Group Inc.	—	²	—	US$	1,342	N/A	US$	1,342
	Hbos Plc Medium Term Sr Nts	—	²	—	US$	3,172	N/A	US$	3,172
	Hbos Plc Medium Term Sr Nts	—	²	—	US$	2,921	N/A	US$	2,921
	Heller Finl Inc.	—	²	—	US$	1,923	N/A	US$	1,923
	Hershey Foods Corp.	—	²	—	US$	1,513	N/A	US$	1,513
	Honeywell Inc.	—	²	—	US$	3,031	N/A	US$	3,031
	Household Fin Corp.	—	²	—	US$	2,848	N/A	US$	2,848
	Household Fin Corp.	—	²	—	US$	504	N/A	US$	504
	Household Intl Inc.	—	²	—	US$	2,848	N/A	US$	2,848
	HSBC Fin Corp. Mtn	—	²	—	US$	5,045	N/A	US$	5,045
	HSBC USA Inc. New	—	²	—	US$	1,076	N/A	US$	1,076
	Huntington Natl Bk Columbus Oh	—	²	—	US$	2,977	N/A	US$	2,977
	ING Sec Life Instl Fdg	—	²	—	US$	2,445	N/A	US$	2,445
	International Business Machs	—	²	—	US$	2,194	N/A	US$	2,194
	Intl Lease Fin Corp. Mtn	—	²	—	US$	2,889	N/A	US$	2,889
	Intl Lease Fin Corp. Mtn	—	²	—	US$	4,100	N/A	US$	4,100
	Intl Lease Fin Corp. Mtn	—	²	—	US$	2,968	N/A	US$	2,968
	JP Morgan Chase + Co.	—	²	—	US$	3,285	N/A	US$	3,285
	Jackson Natl Life Global Fdg	—	²	—	US$	998	N/A	US$	998
	Key Bk Na Med Term Nts Bk Entr	—	²	—	US$	4,364	N/A	US$	4,364
	Keycorp Mtn Book Entry	—	²	—	US$	2,975	N/A	US$	2,975
	Kraft Foods Inc.	—	²	—	US$	748	N/A	US$	748
	Kraft Foods Inc.	—	²	—	US$	997	N/A	US$	997
	Lehman Brothers Hldgs Inc.	—	²	—	US$	1,599	N/A	US$	1,599
	Lehman Brothers Hldgs Inc.	—	²	—	US$	478	N/A	US$	478
	Lehman Brothers Hldgs Inc.	—	²	—	US$	1,075	N/A	US$	1,075
	Lincoln Natl Corp. In	—	²	—	US$	498	N/A	US$	498
	Merita Bk Ltd. Ny Brh	—	²	—	US$	505	N/A	US$	505
	Merrill Lynch + Co. Inc.	—	²	—	US$	3,415	N/A	US$	3,415
	Merrill Lynch + Co. Inc.	—	²	—	US$	1,972	N/A	US$	1,972
	Merrill Lynch + Co. Inc.	—	²	—	US$	4,822	N/A	US$	4,822
	Metropolitan Life Global Mtn	—	²	—	US$	3,306	N/A	US$	3,306
	Monumental Global Fdg II	—	²	—	US$	1,446	N/A	US$	1,446
	Monumental Global Fdg II 2002A	—	²	—	US$	998	N/A	US$	998
	Morgan Stanley	—	²	—	US$	2,087	N/A	US$	2,087
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Morgan Stanley Group Inc.	—	Available-for-sale financial assets	—	US$	4,385	N/A	US$	4,385
	National City Corp.	—	²	—	US$	3,360	N/A	US$	3,360
	National Westminster Bk Plc	—	²	—	US$	1,330	N/A	US$	1,330
	Nationwide Bldg Soc	—	²	—	US$	3,484	N/A	US$	3,484
	Nationwide Bldg Soc Mtn	—	²	—	US$	3,004	N/A	US$	3,004
	Nationwide Life Global Mtn	—	²	—	US$	1,463	N/A	US$	1,463
	Nucor Corp.	—	²	—	US$	2,513	N/A	US$	2,513
	Pepsico Inc. Mtn Book Entry	—	²	—	US$	3,620	N/A	US$	3,620
	Pnc Fdg Corp.	—	²	—	US$	1,012	N/A	US$	1,012
	Popular North Amer Inc.	—	²	—	US$	2,880	N/A	US$	2,880
	Praxair Inc.	—	²	—	US$	3,141	N/A	US$	3,141
	Premark Intl Inc.	—	²	—	US$	2,721	N/A	US$	2,721
	Pricoa Global Fdg 1 Mtn	—	²	—	US$	3,504	N/A	US$	3,504
	Protective Life Secd Trs	—	²	—	US$	2,869	N/A	US$	2,869
	Prudential Ins Co. Amer	—	²	—	US$	2,502	N/A	US$	2,502
	Prudential Ins Co. Amer	—	²	—	US$	2,652	N/A	US$	2,652
	Public Svc Elec Gas Co.	—	²	—	US$	3,631	N/A	US$	3,631
	Regions Finl Corp. New	—	²	—	US$	2,347	N/A	US$	2,347
	Safeco Corp.	—	²	—	US$	718	N/A	US$	718
	Sbc Communications Inc.	—	²	—	US$	1,020	N/A	US$	1,020
	Sbc Communications Inc.	—	²	—	US$	682	N/A	US$	682
	Scotland Intl Fin B V 144a	—	²	—	US$	1,416	N/A	US$	1,416
	Slm Corp.	—	²	—	US$	498	N/A	US$	498
	Slm Corp. Medium Term Nts	—	²	—	US$	8,889	N/A	US$	8,889
	Sp Powerassests Ltd. Global	—	²	—	US$	956	N/A	US$	956
	St Paul Cos Inc. Mtn Bk Ent	—	²	—	US$	2,536	N/A	US$	2,536
	Suntrust Bks Inc.	—	²	—	US$	1,000	N/A	US$	1,000
	Swedbank Sparbanken Svenge Ab	—	²	—	US$	1,006	N/A	US$	1,006
	Tiaa Global Mkts Inc.	—	²	—	US$	498	N/A	US$	498
	Unitedhealth Group Inc.	—	²	—	US$	2,993	N/A	US$	2,993
	Us Bk Natl Assn Cincinnati Oh	—	²	—	US$	2,692	N/A	US$	2,692
	Virginia Elec + Pwr Co.	—	²	—	US$	2,652	N/A	US$	2,652
	Vodafone Group Plc New	—	²	—	US$	2,483	N/A	US$	2,483
	Washington Mut Inc.	—	²	—	US$	4,502	N/A	US$	4,502
	Washington Post Co.	—	²	—	US$	2,970	N/A	US$	2,970
	Wells Fargo + Co. New	—	²	—	US$	6,040	N/A	US$	6,040
	Westfield Cap Corp. Ltd.	—	²	—	US$	2,008	N/A	US$	2,008
	Wps Resources Corp.	—	²	—	US$	1,042	N/A	US$	1,042
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Corporate notes
	Canadian Imperial BK	—	Available-for-sale financial assets	—	US$	3,015	N/A	US$	3,015

	Money market funds
	SSGA Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	11,912	N/A	US$	11,912

	Fund
	Horizon Ventures Fund I, L.P.	—	Financial assets carried at cost	—		$280,179	N/A		$280,179

	Crimson Asia Capital Ltd., L.P.	—	²	—		66,290	N/A		66,290

Chi Cherng	Stock
	TSMC	Parent company	Available-for-sale financial assets	16,947		989,720	—		989,720

	VIS	Equity method investee	Investments accounted for using equity method	341		7,905	—		7,905

Hsin Ruey	Stock
	TSMC	Parent company	Available-for-sale financial assets	16,979		991,575	—		991,575

	VIS	Equity method investee	Investments accounted for using equity method	1,748		40,179	—		40,179

TSMC International	Stock
	InveStar	Subsidiary	Investments accounted for using equity method	14,476	US$	43,604	97	US$	43,604

	InveStar II	Subsidiary	²	51,300	US$	45,910	97	US$	45,910
	TSMC Development	Subsidiary	²	1	US$	627,773	100	US$	627,773
	TSMC Technology	Subsidiary	²	1	US$	5,665	100	US$	5,665

Emerging Alliance	Common stock
	NetLogic Microsystems, Inc.	—	Financial assets at fair value through profit or loss	84	US$	2,718	—	US$	2,718
	Ikanos Communication, Inc.	—	Available-for-sale financial assets	515	US$	7,819	2	US$	7,819
	RichWave Technology Corp.	—	Financial assets carried at cost	4,247	US$	1,648	13	US$	1,648
	Quake Technologies, Inc.	—	²	46	US$	35	—	US$	35
	Pixim, Inc.	—	²	1,924	US$	512	4	US$	512
	Global Investment Holding Inc.	—	²	10,800		$100,000	6		$100,000
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Preferred stock
	Quake Technologies, Inc.	—	Financial assets carried at cost	555	US$	415	1	US$	415
	Quickilver Technology, Inc.	—	²	1,049	US$	—	4	US$	—
	Mosaic Systems, Inc.	—	²	2,481	US$	12	6	US$	12
	Zenesis Technologies, Inc.	—	²	2,410	US$	1,399	5	US$	1,399
	Reflectivity, Inc.	—	²	4,848	US$	2,479	4	US$	2,479
	Miradia, Inc.	—	²	3,040	US$	1,000	4	US$	1,000
	Axiom Microdevices, Inc.	—	²	1,000	US$	1,000	3	US$	1,000
	Optichron, Inc.	—	²	714	US$	1,000	4	US$	1,000
	NuCORE Technology Inc.	—	²	2,254	US$	1,455	2	US$	1,455
	Next IO, Inc.	—	²	800	US$	500	2	US$	500
	Audience, Inc.	—	²	1,654	US$	250	2	US$	250
	Centrality Comunications	—	²	1,325	US$	1,800	2	US$	1,800
	Britestream Networks, Inc.	—	²	2,444	US$	1,172	2	US$	1,172
	Teknovus, Inc.	—	²	6,977	US$	1,327	3	US$	1,327
	Optimal Corporation	—	²	485	US$	500	6	US$	500
	Mobilygen	—	²	1,415	US$	750	1	US$	750
	Pixim, Inc.	—	²	2,193	US$	583	—	US$	583

	Warrants
	Pixim, Inc.	—	Financial assets carried at cost	242		—	N/A		—

Partners	Common stock
	VisEra Holding Company	Equity method investee	Investments accounted for using equity method	18,931	US$	24,113	48	US$	24,113

VTAF II	Common stock
	Beceem Communications	—	Financial assets carried at cost	500	US$	1,000	1	US$	1,000

	Yobon Technologies, Inc.	—	²	1,675	US$	787	13	US$	787
	Sentelic Corp.	—	²	1,200	US$	2,040	15	US$	2,040

	Preferred stock
	Powerprecise Solutions, Inc.	—	Financial assets carried at cost	1,445	US$	1,400	11	US$	1,400

	Tzero Technologies, Inc.	—	²	730	US$	1,500	2	US$	1,500
	Miradia, Inc.	—	²	1,809	US$	1,600	2	US$	1,600
	Axiom Microdevices, Inc.	—	²	761	US$	776	2	US$	776
	Next IO, Inc.	—	²	216	US$	182	—	US$	182
	Ageia Technologies, Inc.	—	²	2,030	US$	2,074	2	US$	2,074
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Audience, Inc.	—	Financial assets carried at cost	2,208	US$	474	1	US$	474
	GemFire Corporation	—	²	600	US$	600	1	US$	600
	Optichron, Inc.	—	²	353	US$	869	2	US$	869
	Xceive	—	²	714	US$	1,000	2	US$	1,000
	5V Technologies, Inc.	—	²	2,357	US$	1,768	11	US$	1,768
	Power Analog Microelectronics	—	²	2,000	US$	1,500	13	US$	1,500
	Impinj, Inc.	—	²	257	US$	500	—	US$	500
	RichWave Technology Corp.	—	²	500	US$	231	2	US$	231
	Aquantia	—	²	1,264	US$	1,150	5	US$	1,150
	Leadtrend Technology, Inc.	—	²	900	US$	431	5	US$	431
	Teknorus, Inc.	—	²	518	US$	119	—	US$	119

VTAF III	Common stock
	Quellan, Inc.	—	Financial assets carried at cost	2,231	US$	2,500	7	US$	2,500

TSMC Development	WaferTech stock	Subsidiary	Investments accounted for using equity method	—	US$	391,196	100	US$	391,196

Investar	Common stock
	Rich Tek Technology Corp.	—	Financial assets at fair value through profit or loss	477	US$	3,198	—	US$	3,198

	Advanced Power Electronics Corp.	—	²	236	US$	202	2	US$	202
	Broadtek Electronics Corp.	—	²	29	US$	9	—	US$	9
	Monolithic Power Systems, Inc.	—	²	1,975	US$	23,361	7	US$	23,361
	Global Testing Corp.	—	²	51,010	US$	9,006	8	US$	9,006
	Advanced Power Electronics Corp.	—	Available-for-sale financial assets	674	US$	576	2	US$	576
	Broadtek Electronics Corp.	—	²	116	US$	35	—	US$	35
	Rich Tek Technology Corp.	—	²	421	US$	2,823	—	US$	2,823
	Capella Microsystems (Taiwan), Inc	—	Financial assets carried at cost	530	US$	154	3	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	1,831	US$	1,221	9	US$	1,221

	IP Unity, Inc.	—	²	1,008	US$	494	1	US$	494
	Sonics, Inc.	—	²	1,843	US$	3,530	3	US$	3,530
	NanoAmp Solutions, Inc.	—	²	541	US$	853	2	US$	853
	Memsic, Inc.	—	²	2,724	US$	1,500	10	US$	1,500
(Continued)

				June 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
Investar II	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	864	US$	10,227	3	US$	10,227

	Geo Vision, Inc.	—	²	46	US$	165	1	US$	165
	RichTek Technology Corp.	—	²	296	US$	1,988	—	US$	1,988
	Ralink Technology (Taiwan), Inc.	—	Financial assets carried at cost	1,833	US$	791	3	US$	791
	Capella Microsystems (Taiwan), Inc	—	²	419	US$	122	2	US$	122
	Auden Technology MFG. Co., Ltd.	—	²	953	US$	410	4	US$	410
	EoNEX Technologies, Inc.	—	²	55	US$	3,048	5	US$	3,048
	Conwise Technology Corporation, Ltd.	—	²	700	US$	204	9	US$	204
	Goyatek Technology, Corp.	—	²	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	²	2,000	US$	574	5	US$	574
	EON Technology, Corp.	—	²	4,247	US$	1,175	7	US$	1,175
	eChannel Open Holding, Inc.	—	²	358	US$	251	4	US$	251
	Epic Communications, Inc.	—	²	191	US$	37	1	US$	37

	Preferred stock
	Memsic, Inc.	—	Financial assets carried at cost	2,289	US$	1,560	8	US$	1,560

	NanoAmp Solutions, Inc.	—	²	375	US$	1,500	1	US$	1,500
	Sonics, Inc.	—	²	4,335	US$	3,082	4	US$	3,082
	Kilopass Technology, Inc.	—	²	3,887	US$	2,000	9	US$	2,000
	FangTek, Inc.	—	²	6,931	US$	3,250	21	US$	3,250
	eLCOS Microdisplay Technology, Ltd.	—	²	2,937	US$	3,527	9	US$	3,527
	Alchip Technologies Limited	—	²	3,531	US$	2,950	14	US$	2,950

GUC	Stock
	Global Unichip Corporation — North America	Subsidiary	Investments accounted for using equity method	100		5,427	100		5,427
	Global Unichip Japan	Subsidiary	²	—		2,523	100		2,523

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

											Disposal (Note 1)							Ending Balance
					Beginning Balance			Acquisition						Carrying Value		Gain (Loss) on			Amount (US$
	Marketable Securities	Financial Statement		Nature of	Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		(US$ in		Disposal (US$		Shares/Units (in	in Thousands)
Company Name	Type and Name	Account	Counter-party	Relationship	Thousands)	in Thousands)		Thousands)	in Thousands)		Thousands)	in Thousands)		Thousands)		in Thousands)		Thousands)	(Note 2)
The Company	Government bond
	2004 Government Bond Series B	Available-for-sale financial assets	KGI Securities Co., Ltd. and several financial institutions	—	—		$—	—		$1,005,115	—		$—		$—		$—	—		$997,583
	2005 Government Bond Series A	Held-to-maturity financial assets	KGI Securities Co., Ltd. and several financial institutions	—	—		2,548,977	—		199,579	—		—		—		—	—		2,749,071
	2006 Government Bond Series D	²	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		999,553	—		—		—		—	—		999,583
	European Investment Bank Bonds	²	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		367,600	—		—		—		—	—		368,482
	United States Treas NTS	Available-for-sale financial assets	—	—	—	US$	46,173	—	US$	250,828	—	US$	173,695	US$	174,336	US$	(641)	—	US$	118,345
	Kreditanatalt Fur Wiederaufbau	²	—		—	US$	6,881	—		—	—	US$	6,866	US$	6,881	US$	(15)	—		—
	Beneficiary certificates of
	open-end funds
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	—	3,764		$610,864	18,455		$3,000,000	—		—		—		—	22,219		$3,630,743
	ABN AMRO Bond Fund	²	ABN-AMRO Securities Investment Trust (Taiwan)Ltd.	—	134,906		2,004,862	40,250		600,000	—		—		—		—	175,156		2,620,910
	Prudential Financial Bond Fund	²	Reliance Securities Investment Trust Co., Ltd.	—	—		—	103,751		1,500,000	—		—		—		—	103,751		1,505,992
	Cathay Bond	²	Cathay Securities Investment Trust Co., Ltd.	—	—		—	122,762		1,400,000	—		—		—		—	122,762		1,406,342
	NITC Taiwan Bond	²	National Investment Trust Co., Ltd.	—	—		—	93,312		1,300,000	—		—		—		—	93,312		1,305,711
	Dresdner Bond DAM Fund	²	Allianz Dresdner Securities Investment Consulting Co., Ltd.	—	69,303		792,068	34,914		400,000	—		—		—		—	104,217		1,199,200
	JF Taiwan Bond Fund	²	JF Asset Management (Taiwan) Ltd.	—	62,009		933,430	13,277		200,000	—		—		—		—	75,286		1,140,778
	JF Taiwan First Bond Fund	²	JF Asset Management (Taiwan) Ltd.	—	63,131		875,416	14,399		200,000	—		—		—		—	77,530		1,082,117
	ABN AMRO Select Bond Fund	²	ABN-AMRO Securities Investment Trust (Taiwan)Ltd.	—	18,235		203,860	93,739		1,050,000	—		—		—		—	111,974		1,260,332
	ABN AMRO Income	²	ABN-AMRO Securities Investment Trust (Taiwan)Ltd.	—	—		—	63,947		1,000,000	—		—		—		—	63,947		1,004,697
	Fuhwa Albatross Fund	²	Fuh Hwa Investment Trust Co.	—	—		—	89,510		1,000,000	—		—		—		—	89,510		1,003,570
	Fuh Hwa Bond	²	Fuh Hwa Investment Trust Co.	—	—		—	60,642		800,000	—		—		—		—	60,642		802,844
	HSBC Taiwan Money Management	²	HSBC Investment (Taiwan) Ltd.	—	—		—	47,667		700,000	6,803		$100,004		$99,905		$99	40,864		602,784
	President James Bond	²	Uni-President Assets Management Corp.	—	—		—	72,002		1,100,000	—		—		—		—	72,002		1,103,437
	TIIM High Yield	²	Taiwan International Securities Corp.	—	—		—	40,639		500,000	—		—		—		—	40,639		500,864
	Shinkong Chi Shin Bond Fund	²	Shinkong Investment Trust Co., Ltd.	—	55,063		778,482	17,617		250,000	—		—		—		—	72,680		1,034,238
	Taishin Lucky Fund	²	Taishin Investment Trust Co., Ltd.	—	—		—	54,132		550,000	—		—		—		—	54,132		551,429
	INVESCO Income Fund	²	INVESCO Taiwan Ltd.	—	—		—	44,180		500,000	8,821		100,000		99,833		167	35,359		401,136
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
														Carrying Value		Gain (Loss) on			Amount (US$
	Marketable Securities	Financial Statement		Nature of	Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		(US$ in		Disposal (US$		Shares/Units (in	in Thousands)
Company Name	Type and Name	Account	Counter-party	Relationship	Thousands)	in Thousands)		Thousands)	in Thousands)		Thousands)	in Thousands)		Thousands)		in Thousands)		Thousands)	(Note 2)
	Corporate bond
	Taiwan Power Company	Held-to-maturity financial assets	KGI Securities Co., Ltd.	—	—		$3,263,349	—		$1,092,832	—		$—		$—		$—	—		$4,217,617
	Formosa Petrochemical Corporation	²	KGI Securities Co., Ltd.	—	—		1,093,283	—		1,695,273	—		—		—		—	—		2,488,834
	Nan Ya Plastics Corporation	²	KGI Securities Co., Ltd.	—	—		2,150,842	—		499,073	—		—		—		—	—		2,379,459
	Chinese Petroleum Corporation	²	KGI Securities Co., Ltd. and several financial institutions	—	—		705,436	—		1,000,441	—		—		—		—	—		1,703,676
	China Steel Corporation	²	KGI Securities Co., Ltd.	—	—		1,010,532	—		1,000,000	—		—		—		—	—		1,602,604
	Formosa Plastic Corporation	²	KGI Securities Co., Ltd. and several financial institutions	—	—		268,855	—		—	—		—		—		—	—		135,306
	Formosa Chemicals &Fiber Corporation	²	KGI Securities Co., Ltd.	—	—		134,369	—		—	—		—		—		—	—		67,624
	Hua Nan Bank	Available-for-sale financial assets	HSBC	—	—		—	—		1,526,049	—		—		—		—	—		1,532,448
	Cathay United Bank	²	HSBC and other financial institutions	—	—		—	—		1,144,877	—		—		—		—	—		1,149,382
	Formosa Petrochemical Corporation	²	KGI Securities Co., Ltd.	—	—		—	—		397,076	—		—		—		—	—		397,332
	Taiwan Power Company	²	KGI Securities Co., Ltd.	—	—		—	—		298,918	—		—		—		—	—		299,034
	American Honda Fin Corp. Mtn	²	—	—	—		—	—	US$	3,087	—		—		—		—	—	US$	3,046
	American Honda Fin Corp. Mtn	²	—	—	—	US$	3,800	—		—	—	US$	3,004	US$	3,000	US$	4	—	US$	802
	Bank One Corp.	²	—	—	—		—	—	US$	3,326	—		—		—		—	—	US$	3,303
	Countrywide Home Lns Inc.	²	—	—	—	US$	5,210	—		—	—	US$	5,001	US$	5,210	US$	(209)	—		—
	Credit Suisse Fb USA Inc.	²	—	—	—	US$	4,141	—		—	—	US$	4,003	US$	4,141	US$	(138)	—		—
	Deere John Cap Corp.	²	—	—	—		—	—	US$	4,911	—		—		—		—	—	US$	4,880
	Deere John Cap Corp.	²	—	—	—	US$	5,079	—		—	—	US$	5,013	US$	5,079	US$	(66)	—		—
	European Invt Bk	²	—	—	—		—	—	US$	5,995	—	US$	—		—		—	—	US$	5,945
	European Invt Bk	²	—	—	—	US$	8,315	—		—	—	US$	8,002	US$	8,315	US$	(313)	—		—
	Federal Home Ln Bks	²	—	—	—		—	—	US$	7,937	—		—		—		—	—	US$	7,937
	General Elec Cap Corp. Mtn	²	—	—	—		—	—	US$	3,351	—		—		—		—	—	US$	3,363
	Hewlett Packard Co.	²	—	—	—	US$	3,373	—		—	—	US$	3,177	US$	3,373	US$	(196)	—		—
	Intl Lease Fin Corp. Mtn	²	—	—	—	US$	2,471	—	US$	4,100	—	US$	2,461	US$	2,471	US$	(10)	—	US$	4,100
	Jp Morgan Chase + Co.	²	—	—	—	US$	3,663	—		—	—	US$	3,519	US$	3,663	US$	(144)	—		—
	Keycorp Mtn Book Entry	²	—	—	—	US$	3,500	—		—	—	US$	3,508	US$	3,500	US$	8	—		—
	Keycorp Mtn Book Entry	²	—	—	—		—	—	US$	3,006	—		—		—		—	—	US$	2,975
	Praxair Inc.	²	—	—	—		—	—	US$	3,180	—		—		—		—	—	US$	3,141
	Santander Us Debt S A Uniperso	²	—	—	—	US$	4,998	—		—	—	US$	4,957	US$	4,998	US$	(41)	—		—
	Slm Corp. Medium Term Nts	²	—	—	—	US$	2,950	—	US$	6,012	—		—		—		—	—	US$	8,889
	Wells Fargo + Co. New	²	—	—	—		—	—	US$	6,076	—		—		—		—	—	US$	6,040
	Wells Fargo + Co. New	²	—	—	—	US$	3,697	—		—	—	US$	3,512	US$	3,697	US$	(185)	—		—

	Agency bonds
	Fed Hm Ln Pc Pool M80855	Available-for-sale financial assets	—	—	—		—	—	US$	3,882	—		—		—		—	—	US$	3,520
	Federal Home Ln Mtg Corp.	²	—	—	—		—	—	US$	4,962	—		—		—		—	—	US$	4,897
	Federal Home Ln Mtg Corp.	²	—	—	—		—	—	US$	4,317	—		—		—		—	—	US$	4,117
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
														Carrying Value		Gain (Loss) on			Amount (US$
	Marketable Securities	Financial Statement		Nature of	Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		(US$ in		Disposal (US$		Shares/Units (in	in Thousands)
Company Name	Type and Name	Account	Counter-party	Relationship	Thousands)	in Thousands)		Thousands)	in Thousands)		Thousands)	in Thousands)		Thousands)		in Thousands)		Thousands)	(Note 2)
	Federal Home Ln Mtg Corp.	Available-for-sale financial assets	—	—	—	US$	—	—	US$	3,349	—	US$	—	US$	—	US$	—	—	US$	3,347
	Federal Home Ln Mtg Corp.	²	—	—	—		—	—	US$	3,857	—		—		—		—	—	US$	3,834
	Federal Home Ln Mtg Corp.	²	—	—	—		—	—	US$	5,380	—		—		—		—	—	US$	4,956
	Federal Home Loan Mtg	²	—	—	—		—	—	US$	5,009	—		—		—		—	—	US$	5,009
	Federal Home Ln Bks	²	—	—	—	US$	3,976	—		—	—	US$	3,964	US$	3,976	US$	(12)	—		—
	Federal Home Ln Bks	²	—	—	—		—	—	US$	8,628	—		—		—		—	—	US$	8,650
	Federal Home Ln Bks	²	—	—	—	US$	4,965	—		—	—	US$	4,944	US$	4,965	US$	(21)	—		—
	Federal Home Ln Bks	²	—	—	—		—	—	US$	5,740	—		—		—		—	—	US$	5,772
	Federal Home Ln Bks	²	—	—	—		—	—	US$	4,823	—		—		—		—	—	US$	4,818
	Federal Home Ln Bks	²	—	—	—	US$	8,594	—		—	—	US$	8,519	US$	8,594	US$	(75)	—		—
	Federal Home Ln Bks	²	—	—	—		—	—	US$	12,227	—		—		—		—	—	US$	12,145
	Federal Home Ln Bks	²	—	—	—	US$	7,887	—		—	—	US$	7,758	US$	7,887	US$	(129)	—		—
	Federal Home Ln Bks	²	—	—	—	US$	19,846	—		—	—	US$	19,800	US$	19,846	US$	(46)	—		—
	Federal Home Ln Bks	²	—	—	—	US$	9,134	—		—	—	US$	8,968	US$	9,134	US$	(166)	—		—
	Federal Home Ln Bks	²	—	—	—		—	—	US$	7,490	—		—		—		—	—	US$	7,475
	Federal Home Ln Mtg Corp.	²	—	—	—	US$	6,980	—		—	—	US$	6,941	US$	6,980	US$	(39)	—		—
	Federal Home Ln Mtg Corp.	²	—	—	—		—	—	US$	6,415	—		—		—		—	—	US$	6,398
	Federal Home Ln Mtg Corp.	²	—	—	—		—	—	US$	14,175	—		—		—		—	—	US$	14,166
	Federal Home Ln Mtg Corp.	²	—	—	—		—	—	US$	9,974	—		—		—		—	—	US$	9,887
	Federal Natl Mtg Assn	²	—	—	—	US$	4,921	—		—	—	US$	4,916	US$	4,921	US$	(5)	—		—
	Federal Natl Mtg Assn	²	—	—	—	US$	7,892	—		—	—	US$	7,908	US$	7,892	US$	16	—		—
	Federal Natl Mtg Assn	²	—	—	—	US$	4,943	—		—	—	US$	4,944	US$	4,943	US$	1	—		—
	Federal Natl Mtg Assn	²	—	—	—	US$	8,971	—		—	—	US$	8,940	US$	8,971	US$	(31)	—		—
	Federal Natl Mtg Assn	²	—	—	—	US$	17,888	—		—	—	US$	17,782	US$	17,888	US$	(106)	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	19,539	—		—		—		—	—	US$	19,565
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	4,123	—		—		—		—	—	US$	4,104
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	10,430	—		—		—		—	—	US$	10,413
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	7,966	—		—		—		—	—	US$	7,963
	Federal Natl Mtg Assn Mtn	²	—	—	—	US$	9,758	—		—	—	US$	9,781	US$	9,758	US$	23	—		—
	Federal Natl Mtg Assn Mtn	²	—	—	—	US$	15,787	—		—	—	US$	15,851	US$	15,787	US$	64	—		—
	Federal Natl Mtg Assn Mtn	²	—	—	—	US$	7,000	—		—	—	US$	6,925	US$	7,000	US$	(75)	—		—
	Freddie Mac	²	—	—	—		—	—	US$	9,391	—		—		—		—	—	US$	9,273

	Corporate issued asset-backed securities
	Bear Stearns Arm Tr	Available-for-sale financial assets	—	—	—		—	—	US$	3,826	—		—		—		—	—	US$	3,635
	Capital Auto Receivables Asset	²	—	—	—		—	—	US$	3,250	—		—		—		—	—	US$	3,217
	Capital One Auto Fin Tr	²	—	—	—		—	—	US$	5,000	—		—		—		—	—	US$	4,979
	Cit Equip Coll Tr	²	—	—	—		—	—	US$	3,975	—		—		—		—	—	US$	3,941
	Credit Suisse First Boston Mtg	²	—	—	—		—	—	US$	4,773	—		—		—		—	—	US$	4,752
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
														Carrying Value		Gain (Loss) on			Amount (US$
	Marketable Securities	Financial Statement		Nature of	Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		(US$ in		Disposal (US$		Shares/Units (in	in Thousands)
Company Name	Type and Name	Account	Counter-party	Relationship	Thousands)	in Thousands)		Thousands)	in Thousands)		Thousands)	in Thousands)		Thousands)		in Thousands)		Thousands)	(Note 2)
	Credit Suisse First Boston Mtg	Available-for-sale financial assets	—	—	—	US$	—	—	US$	3,750	—	US$	—	US$	—	US$	—	—	US$	3,715
	Credit Suisse First Boston Mtg	²	—	—	—		—	—	US$	3,572	—		—		—		—	—	US$	3,554
	Ford Cr Auto Owner Tr	²	—	—	—	US$	10,908	—		—	—	US$	4,181	US$	4,225	US$	(44)	—	US$	2,826
	Gs Mtg Secs Corp.	²	—	—	—		—	—	US$	4,150	—		—		—		—	—	US$	4,124
	Gsamp Tr	²	—	—	—		—	—	US$	4,250	—		—		—		—	—	US$	4,232
	Long Beach Mtg Ln Tr	²	—	—	—		—	—	US$	3,200	—		—		—		—	—	US$	3,188
	Merrill Lynch Mtg Invs Inc.	²	—	—	—		—	—	US$	6,665	—		—		—		—	—	US$	6,635
	Nissan Auto Receivables	²	—	—	—	US$	7,000	—		—	—	US$	4,944	US$	5,000	US$	(56)	—	US$	1,437
	Nomura Asset Accep Corp.	²	—	—	—		—	—	US$	4,150	—		—		—		—	—	US$	4,131
	Terwin Mtg Tr	²	—	—	—		—	—	US$	4,050	—		—		—		—	—	US$	4,014
	Wells Fargo Finl Auto Owner Tr	²	—	—	—		—	—	US$	4,893	—		—		—		—	—	US$	4,885
	Wells Fargo Mtg Bkd Secs	²	—	—	—		—	—	US$	3,772	—		—		—		—	—	US$	3,128
	WFS Finl 2004 4 Owner Tr	²	—	—	—	US$	5,399	—		—	—	US$	3,346	US$	3,400	US$	(54)	—	US$	1,672
Note 1: The proceeds of bond investments matured are excluded.
Note 2: The ending balance included the amortization of premium or discount on bond investments and valuation gain or loss.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
ACQUISITION OF INDIVIDUAL REAL ESTATES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company	Types of		Transaction				Nature of	Prior Transaction of Related Counter-party				Price	Purpose of
Name	Property	Transaction Date	Amount		Payment Term	Counter-party	Relationship	Owner	Relationship	Transfer Date	Amount	Reference	Acquisition	Other Terms
The Company	Fab. 14	January 6, 2006		$854,000	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	March 30, 2006	US$	3,340	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 2, 2006		$197,500	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 26, 2006	EUR	2,733	By the construction progress	Siemens Limited	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 30, 2006		$517,500	By the construction progress	United Steel Engineering & Construction Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2006
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchase/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationship	Sale	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note
The Company	TSMC-North America	Subsidiary	Sales	$94,075,632	58	Net 30 days after invoice date	—	—	$22,374,338	52
	Philips	Major shareholder	Sales	2,318,898	2	Net 30 days after monthly closing	—	—	382,251	1
	GUC	Investee over which the Company had a controlling interest	Sales	332,080	—	Net 30 days after monthly closing	—	—	148,386	—
	WaferTech	Indirect subsidiary	Purchases	6,505,148	28	Net 30 days after monthly closing	—	—	(1,155,023)	11
	SSMC	Investee accounted for using equity method	Purchases	3,718,466	16	Net 30 days after monthly closing	—	—	(662,385)	7
	TSMC-Shanghai	Subsidiary	Purchases	1,918,584	8	Net 30 days after monthly closing	—	—	(401,379)	4
	VIS	Investee accounted for using equity method	Purchases	1,712,082	7	Net 30 days after monthly closing	—	—	(943,129)	9
GUC	TSMC-North America	The same Parent	Purchases	253,238	51	Net 30 days after invoice date	—	—	(75,348)	27

Note:	The terms of sales to related parties were not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
JUNE 30, 2006
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
					Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Amounts	Action Taken	Period	Debts
The Company	TSMC-North America	Subsidiary	$22,579,665	42 days	$5,809,994	—	$8,734,125	$—
	Philips	Major shareholder	382,251	38 days	21,743	Accelerate demand on account receivables	20,826	—
	GUC	Investee over which the Company had a controlling interest	148,386	54 days	2,019	—	60,991	—
	VIS	Investee accounted for using equity method	688,807	Note	6,668	Accelerate demand on account receivables	—	—
	TSMC Technology	Indirect subsidiaries	485,449	Note	495	Accelerate demand on account receivables	—	—
	TSMC-Shanghai	Subsidiary	167,585	Note	32,343	Accelerate demand on account receivables	—	—

Note: The ending balance primarily consisted of other receivables, it is not applicable for the calculation of the turnover rate.

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
JUNE 30, 2006
(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of June 30, 2006			Net Income	Equity in the
					December 31,	Shares (in	Percentage of	Carrying	(Losses) of the	Earnings
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2006	2005	Thousands)	Ownership	Value (Note)	Investee	(Losses)	Note
The Company	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	$31,445,780	$31,445,780	987,968	100	$25,984,419	$2,264,286	$2,264,286	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	—	100	9,093,788	(302,853)	(302,853)	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	6,408,190	6,408,190	382	32	5,094,733	2,916,458	933,267	Investee accounted for using equity method
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	437,891	27	5,087,101	1,043,109	231,525	Investee accounted for using equity method
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,225,071	137,223	137,223	Subsidiary
	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	1,790,365	24,647	24,647	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,455,564	1,545,288	—	99	1,050,087	114,784	114,211	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	736,934	654,509	—	98	707,835	(9,355)	(9,169)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	409,920	409,920	40,147	45	447,762	31,320	14,971	Investee over which the Company had a controlling interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies	146,454	—	—	98	145,055	(5,744)	(5,630)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	113,574	99,216	(5,687)	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	113,246	100,327	(5,367)	Subsidiary
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	96,536	798	798	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	36,909	12,048	12,048	Subsidiary
	TSMC-Korea	Seoul, Korea	Marketing activities	13,656	—	80	100	13,752	112	112	Subsidiary

Note: The treasury stock is deducted from the carrying value.

TABLE 9
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE SIX MONTHS ENDED JUNE 30, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment
		Total Amount		from Taiwan as			from Taiwan as				Accumulated
		of Paid-in		of	Investment Flows		of		Equity in the		Inward
		Capital		January 1, 2006	Outflow		June 30, 2006		Earnings	Carrying Value	Remittance of
	Main Businesses and	(RMB in	Method of	(US$ in	(US$ in		(US$ in	Percentage of	(Losses)	as of	Earnings as of
Investee Company	Products	Thousand)	Investment	Thousand)	Thousand)	Inflow	Thousand)	Ownership	(Note 2)	June 30, 2006	June 30, 2006
TSMC (Shanghai)	Manufacturing and	$12,180,367	(Note 1)	$12,180,367	$—	$—	$12,180,367	100%	$(302,853)	$9,093,788	$—
Company Limited	sales of integrated	(RMB3,070,623)		(US$371,000)			(US$371,000)
circuits at the order of and pursuant to product design specifications provided by customers

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of June 30, 2006	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367	$12,180,367	$12,180,367
(US$371,000)	(US$371,000)	(US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2:	Amount was recognized based on the audited financial statements.

TABLE 10
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
A. FOR THE SIX MONTHS ENDED JUNE 30, 2006

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC-NA	1	Sales	$94,075,632	—	59
				Receivables from related parties	22,374,338	—	4
				Other receivables from related parties	205,327	—	—
				Payables to related parties	44,352	—	—
		TSMC-Shanghai	1	Sales	19,926	—	—
				Purchases	1,918,584	—	1
				Gain on disposal of property, plant and equipment	82,010	—	—
				Technical service income	41,881	—	—
				Proceeds from disposal of property, plant and equipment	173,299	—	—
				Other receivables from related parties	167,585	—	—
				Payables to related parties	401,379	—	—
				Deferred credits	635,124	—	—
		TSMC-Japan	1	Marketing expenses - commission	125,553	—	—
				Payables to related parties	45,176	—	—
		TSMC-Europe	1	Marketing expenses - commission	116,934	—	—
				Payables to related parties	9,604	—	—
		GUC	1	Sales	332,080	—	—
				Research and development expenses	19,582	—	—
				General and administrative expenses - rental expense	7,659	—	—
				Receivables from related parties	148,386	—	—
				Payables to related parties	12,804	—	—
		TSMC Technology	1	Other receivables from related parties	485,449	—	—
				Payables to related parties	6,453	—
		WaferTech	1	Purchases	6,505,148	—	4
				Payables to related parties	1,155,023	—	—
1	TSMC International	TSMC Development	3	Interest income	7,963	—	—
		TSMC Technology	3	Deferred royalty income	639,789	—	—
2	TSMC Partners	TSMC International	3	Other receivables	9,943,193	—	2
				Deferred revenue	8,761,555	—	1
3	TSMC Technology	WaferTech	3	Management service income	6,719	—	—
4	GUC	TSMC-NA	3	Purchases	253,238	—	—
				Manufacturing overhead	186,954	—	—
				Payables to related parties	75,348	—	—
		GUC-NA	3	Operating expenses	19,534	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary. No. 3 represents the transactions between subsidiaries.

Note 2:	The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices are determined in accordance with mutual agreements.

B. FOR THE SIX MONTHS ENDED JUNE 30, 2005

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC-NA	1	Sales	$64,760,945	—	55
				Receivables from related parties	14,513,699	—	3
				Other receivables from related parties	415,650	—	—
				Payables to related parties	51,082	—	—
		TSMC Shanghai	1	Sales	5,251	—	—
				Purchases	234,333	—	—
				Non-operating income and gains	75,743	—	—
				Proceeds from disposal of property, plant and equipment	106,412	—	—
				Other receivables from related parties	271,905	—	—
				Payables to related parties	70,080	—	—
				Deferred gain on intercompany transactions	708,941	—	—
		TSMC-Japan	1	Marketing expenses - commission	133,765	—	—
				Payables to related parties	43,693	—	—
		TSMC-Europe	1	Marketing expenses - commission	116,034	—	—
				Payables to related parties	9,722	—	—
		GUC	1	Sales	135,805	—	—
				General and administrative expenses - rental expense	8,162	—	—
				Receivables from related parties	11,917	—	—
		VisEra	1	Non-operating income and gains	10,752	—	—
				Other receivables from related parties	1,064	—	—
		TSMC Technology	1	Other receivables from related parties	715,306	—	—
		WaferTech	1	Purchases	5,117,622	—	4
				Payables to related parties	793,200	—	—
1	TSMC International	TSMC Development	3	Interest income	14,264	—	—
				Other receivables	1,942,052	—	—
		TSMC Technology	3	Deferred royalty income	624,367	—	—
2	TSMC - NA	VisEra	3	Sales	319,742	—	—
				Receivables from related parties	42,714	—	—
3	TSMC Partners	TSMC International	3	Other receivables	9,703,506	—	2
				Deferred revenue	8,550,352	—	2
		TSMC Development	3	Interest income	18,822	—	—
				Other receivables	948,540	—	—
4	GUC	TSMC-NA	3	Purchases	79,117	—	—
				Manufacturing overhead	144,428	—	—
		GUC-NA	3	Operating expenses	11,779	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary. No. 3 represents the transactions between subsidiaries.

Note 2:	The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices are determined in accordance with mutual agreements.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 31, 2006	By	/s/ Lora Ho

Lora Ho
Vice President & Chief Financial Officer